

MONSTER
BEVERAGE CORPORATION



ELI TOMAC
*SUPERCROSS, MOTOCROSS &
MOTOCROSS OF NATIONS CHAMPION*



ZOI SADOWSKI-SYNNOTT
*X GAMES SNOWBOARD
SLOPESTYLE CHAMPION*

2022 ANNUAL REPORT

MONSTER ENERGY CHAMPIONS



FRANCESCO **BAGNAIA**
MotoGP World Champion



FILIPE **TOLEDO**
Surfing World Champion



RAYSSA **LEAL**
Street League of Skateboard
World Champion



ALEX **HALL**
Men's Ski Big Air Champion



BRITTANY **FORCE**
NHRA Top Fuel Champion



TY **GIBBS**
NASCAR Xfinity Champion



JON **JONES**
UFC Heavyweight Champion

TABLE OF CONTENTS

ANNUAL MEETING

- THE ANNUAL MEETING OF STOCKHOLDERS WILL BE
  HELD AT 2:30PM ON THURSDAY, JUNE 22, 2023.
- VIRTUAL MEETING SITE:
  WWW.VIRTUALSHAREHOLDERMEETING.COM/MNST2023

TO OUR STOCKHOLDERS

I am pleased to report that 2022 represented our 30th consecutive record year of increased net sales. Net sales rose to $6.3 billion in 2022 from $5.5 billion in 2021.

Our innovation pipeline continues to accelerate. We are pleased with the ongoing growth prospects for our Monster Energy® brand with the recent launch of our new Monster Energy® Zero Sugar as well as a number of additional line extensions. We are also excited by the launch at the end of the 2023 first quarter of Reign Storm®, which is positioned as a total wellness energy drink, in 12 oz. sleek cans, to address the newly emerging sector of competitive energy drinks in this space.

Following the acquisition of CANarchy Craft Brewery Collective, LLC, a craft beer and hard seltzer company, early in 2022, we recently launched our first flavored malt beverage alcohol product, The Beast Unleashed™, initially in six states. We are expanding sales of The Beast Unleashed™ into additional states. The Beast Unleashed™ contains six percent alcohol by volume and is available in four flavors. We are continuing to innovate in the alcohol sector and a number of new products are under development.

Our Monster Energy® brand and most of our Strategic and Reign Brands continue to participate in the premium segment of the energy drink category. Our Monster Energy® drinks are now sold in approximately 142 countries and territories globally and our Strategic Brands, comprised primarily of the various energy drink brands we acquired from The Coca-Cola Company in 2015, are now sold in approximately 63 countries and territories globally. Our Reign Total Body Fuel® high performance energy drinks are sold in 25 countries and territories. Our affordable energy brands, comprised primarily of Predator® and Fury®, participate in the affordable segment of the energy drink category and are sold in 34 countries and territories globally. One or more of our energy drinks are now distributed in approximately 157 countries and territories worldwide.

I would like to express my gratitude for the support and leadership shown by Mr. Hilton Schlosberg, my Co-Chief Executive Officer, and would also like to express my gratitude for the direction and guidance provided by our executive leadership and our senior management team.

We extend our personal thanks to our consumers, customers, bottlers and distribution partners as well as to our suppliers for their continued support. To our Board of Directors, executive leadership, management and employees, our sincere thanks and appreciation for all your efforts, which are evidenced by our continued success. To our stockholders, thank you for the trust you have placed in us and in our management team. We have successfully navigated through a challenging year, and while we still face some challenges, we look forward to the future with confidence.

Sincerely,

Rodney C. Sacks
Chairman and Co-Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-18761

MONSTER BEVERAGE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	47-1809393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Monster Way
Corona, California 92879
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code: (951) 739 - 6200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.005 par value per share	MNST	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐
                                                   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act.). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $44,291,170,358 computed by reference to the closing sale price for such stock on the Nasdaq Global Select Market on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares of the registrant's common stock, $0.005 par value per share (being the only class of common stock of the registrant), outstanding on February 16, 2023 was 522,409,358 shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Definitive Proxy Statement to be filed subsequent to the date hereof with the Commission pursuant to Regulation 14A in connection with the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission no later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2022.

MONSTER BEVERAGE CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1.   BUSINESS

When this report uses the words "the Company", "we", "us" and "our", these words refer to Monster Beverage Corporation and its subsidiaries, unless the context otherwise requires. Based in Corona, California, Monster Beverage Corporation is a holding company and conducts no operating business, except through its consolidated subsidiaries. The Company's subsidiaries primarily develop and market energy drinks.

Overview

We develop, market, sell and distribute energy drink beverages and concentrates for energy drink beverages, primarily under the following brand names:

- Monster Energy®
- Monster Energy Ultra®
- Monster Rehab®
- Monster Energy®Nitro
- Java Monster®
- Punch Monster®
- Juice Monster®
- Monster Hydro® Energy Water
- Monster Hydro® Super Sport
- Monster Super Fuel®
- Monster Dragon Tea®
- Reign Total Body Fuel®
- Reign Inferno® Thermogenic Fuel
- Reign Storm®
- True North®

- NOS®
- Full Throttle®
- Burn®
- Mother®
- Nalu®
- Ultra Energy®
- Play® and Power Play® (stylized)
- Relentless®
- BPM®
- BU®
- Gladiator®
- Samurai®
- Live+®
- Predator®
- Fury®

We also develop, market, sell and distribute craft beers, hard seltzers and flavored malt beverages ("FMBs") under a number of brands, including Jai Alai® IPA, Florida Man™ IPA, Dale's Pale Ale®, Wild Basin™ Hard Seltzers, Dallas Blonde®, Deep Ellum™ IPA, Perrin Brewing Company™ Black Ale, Hop Rising® Double IPA, Wasatch® Apricot Hefeweizen, The Beast Unleashed™ and a host of other brands.

We also develop, market, sell and distribute still and sparkling waters under the Monster® Tour Water™ brand name.

Industry Overview

The "alternative" beverage category combines non-carbonated, ready-to-drink iced teas, lemonades, juice cocktails, single-serve juices and fruit beverages, ready-to-drink dairy and coffee drinks, energy drinks, sports drinks and single-serve still waters (flavored, unflavored and enhanced) with "new age" beverages, including sodas that are considered natural, sparkling juices and flavored sparkling beverages. According to Beverage Marketing Corporation, domestic U.S. wholesale sales in 2022 for the "alternative" beverage category of the market are estimated at approximately $72.9 billion, representing an increase of approximately 10.4% over estimated domestic U.S. wholesale sales in 2021 of approximately $66.1 billion.

Reportable Segments

We have four operating and reportable segments: (i) Monster Energy® Drinks segment ("Monster Energy® Drinks"), which is primarily comprised of our Monster Energy® drinks, Reign Total Body Fuel® high performance energy drinks, Monster® Tour Water™ and True North® Pure Energy Seltzers, (ii) Strategic Brands segment ("Strategic Brands"), which is primarily comprised of the various energy drink brands acquired from The Coca-Cola Company ("TCCC") in 2015 as well as our affordable energy brands, (iii) Alcohol Brands segment ("Alcohol Brands"), which is primarily comprised of the various craft beers and hard seltzers purchased as part of our acquisition of CANarchy Craft Brewery Collective LLC ("CANarchy") on February 17, 2022 as well as The Beast Unleashed™ FMBs and (iv) Other segment ("Other"), which is comprised of certain products sold by American Fruits and Flavors LLC ("AFF"), a wholly-owned subsidiary of the Company, to independent third-party customers (the "AFF Third-Party Products").

Our Monster Energy® Drinks segment primarily generates net operating revenues by selling ready-to-drink packaged energy drinks primarily to bottlers and full service beverage distributors. In some cases, we sell directly to retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, drug stores, foodservice customers, value stores, e-commerce retailers and the military.

Our Strategic Brands segment primarily generates net operating revenues by selling "concentrates" and/or "beverage bases" to authorized bottling and canning operations. Such bottlers generally combine the concentrates and/or beverage bases with sweeteners, water and other ingredients to produce ready-to-drink packaged energy drinks. The ready-to-drink packaged energy drinks are then sold to other bottlers, full service distributors or retailers, including, retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, foodservice customers, drug stores, value stores, e-commerce retailers and the military. To a lesser extent, our Strategic Brands segment generates net operating revenues by selling certain ready-to-drink packaged energy drinks to bottlers and full service beverage distributors.

Generally, the Monster Energy® Drinks segment generates higher per case net operating revenues, but lower per case gross profit margin percentages than the Strategic Brands segment.

The Company's Alcohol Brands segment primarily generates operating revenues by selling kegged and ready-to-drink canned beers, hard seltzers and FMBs, primarily to beer distributors in the United States.

Generally, the Alcohol Brands segment will have lower gross profit margin percentages than the Monster Energy® Drinks segment.

For certain risks with respect to our energy drinks see "Part I, Item 1A – Risk Factors" below.

Corporate History

In the 1930s, Hubert Hansen and his sons started a business selling fresh non-pasteurized juices in Los Angeles, California. In 1977, Tim Hansen, one of the grandsons of Hubert Hansen, perceived a demand for shelf stable pasteurized natural juices and juice blends and formed Hansen Foods, Inc. ("HFI"). HFI expanded its product line from juices to include Hansen's Natural Soda® brand sodas. In 1990, California Co-Packers Corporation (d/b/a Hansen Beverage Company) ("CCC") acquired certain assets of HFI, including the right to market the Hansen's® brand name. In 1992, Hansen Natural Corporation acquired the Hansen's® brand natural soda and apple juice business from CCC. Under our ownership, the Hansen's® beverage business significantly expanded to include a wide range of beverages within the growing "alternative" beverage category including, in particular, energy drinks. In 2012, we changed our name from Hansen Natural Corporation to Monster Beverage Corporation. In 2015, we acquired various energy brands from TCCC and disposed of our non-energy drink business. In 2016, we completed our acquisition of flavor supplier and long-time business partner AFF.

CANarchy Acquisition

On February 17, 2022, we completed our acquisition of CANarchy, a craft beer and hard seltzer company, for $329.5 million in cash (net of cash acquired), after certain working capital adjustments (the "CANarchy Transaction"). The transaction facilitates our entry into the alcohol beverage sector and brings the Cigar City™

family of brands including Jai Alai® IPA and Florida Man™ IPA, the Oskar Blues™ family of brands including Dale's Pale Ale®, Wild Basin™ Hard Seltzers, the Deep Ellum™ family of brands including Dallas Blonde® and Deep Ellum™ IPA, the Perrin Brewing Company™ family of brands including Black Ale, the Squatters® family of brands including Hop Rising® Double IPA and the Wasatch® family of brands including Apricot Hefeweizen to our beverage portfolio. The transaction did not include CANarchy's stand-alone restaurants. Our organizational structure for our existing energy beverage business remains unchanged. CANarchy is functioning independently, retaining its own organizational structure and team.

2022 Product Introductions

During 2022, we continued to expand our existing energy drink portfolio by adding additional products to our portfolio in a number of countries and further developed our distribution markets. During 2022, we sold the following new products to our customers:

- Java Monster® Cold Brew Latte
- Java Monster® Cold Brew Sweet Black
- Juice Monster® Aussie Style Lemonade™
- Live+® Watermelon
- Monster® (stylized) Reserve Orange Dreamsicle
- Monster Energy® Lewis Hamilton 44 Zero Sugar
- Monster Energy® Ultra Peachy Keen®
- Mother® Kiwi Sublime
- Mother® Lava Guava
- Nalu® Melon Splash
- Play® Fruit Punch
- Play® Peach
- Predator® Peach
- Predator® Red Apple
- Rehab® Monster® Watermelon
- Reign Total Body Fuel® Reignbow Sherbet
- Reign Total Body Fuel® Tropical Storm
- Relentless® Peach
- Relentless® Raspberry

In the normal course of business, we discontinue certain products and/or product lines. Those products or product lines discontinued in 2022, either individually or in aggregate, did not have a material adverse impact on our financial position, results of operations or liquidity.

Products – Monster Energy® Drinks Segment

Monster Energy® Drinks – a line of carbonated energy drinks. Our Monster Energy® drinks contain vitamins, minerals, nutrients, herbs and other ingredients (collectively, "supplement ingredients"). We offer the following energy drinks under the Monster Energy® drink product line: Monster Energy®, Monster Energy® Zero Sugar, Lo-Carb Monster Energy®, Monster Assault®, Monster® Mango Loco®, Juice Monster® Aussie Style Lemonade™, Juice Monster® Khaotic®, Juice Monster® Mango Loco®, Juice Monster® Pacific Punch®, Juice Monster® Papillon™ (Juiced Monster® Monarch in certain countries) Juice Monster® Pipeline Punch®, Juice Monster® Ripper®, Monster Energy® Import, Monster Energy® Export, M3(stylized)®, Monster Mule®, Monster Cuba Libre®, Monster Energy Zero Ultra®, Monster Energy Ultra Black®, Monster Energy Ultra Blue®, Monster Energy Ultra Fiesta® Mango, Monster Energy® Ultra Golden Pineapple®, Monster Energy Ultra Paradise®, Monster Energy® Ultra Peachy Keen®, Monster Energy Ultra Red®, Monster Energy Ultra Rosa®, Monster Energy Ultra Strawberry Dreams®, Monster Energy Ultra Sunrise®, Monster Energy Ultra Violet®, Monster

Energy Ultra® Watermelon, Monster Energy® Mixxd Punch, Monster Energy® Valentino Rossi, Monster Energy® Lewis Hamilton 44, Monster Energy® Lewis Hamilton 44 Zero Sugar, Monster Energy® Super Cola® (Japan), Monster® (stylized) Reserve Kiwi Strawberry, Monster® (stylized) Reserve Orange Dreamsicle, Monster® (stylized) Reserve Watermelon and Monster® (stylized) Reserve White Pineapple.

Java Monster® Coffee + Energy Drinks – a line of non-carbonated dairy based coffee + energy drinks. We offer the following coffee + energy drinks under the Java Monster® product line: Java Monster® 300 French Vanilla, Java Monster® 300 Mocha, Java Monster® Cold Brew Latte, Java Monster® Cold Brew Sweet Black, Java Monster® Irish Blend®, Java Monster® Kona Blend, Java Monster® Loca Moca®, Java Monster® Mean Bean®, Java Monster® Salted Caramel and Java Monster® Vanilla Light.

Monster Energy® Dragon Iced Tea^{TM} *Energy Teas* – a line of non-carbonated energy teas. We offer the following energy teas under the Monster Energy® Dragon Iced Tea^{TM} product line in different countries: Green Tea, Peach Tea, Raspberry Tea and Lemon Tea.

Monster Hydro® includes two product lines: Energy Water and Super Sport. Monster Hydro® Energy Water is a line of non-carbonated, lightly sweetened refreshment + energy drinks. We offer the following refreshment + energy drinks under the Monster Hydro® Energy Water product line: Blue Ice®, Watermelon®, Purple Passion® and Tropical Thunder®. Monster Hydro® Super Sport is a line of non-carbonated, lightly sweetened refreshment + energy drinks that features an enhanced electrolyte blend and BCAA's. We offer the following refreshment + energy drinks under the Monster Hydro® Super Sport product line: Blue Streak, Killer Kiwi, Macho Mango and Red Dawg.

Monster Energy® Nitro – a line of carbonated energy drinks containing nitrous oxide. We offer the following energy drinks under the Monster Energy® Nitro product line: Cosmic Peach and Super Dry.

Monster® Tour Water^{TM} – a line of deep well still and sparkling waters.

Rehab® Monster® Energy Drinks – a line of non-carbonated energy drinks with electrolytes. We offer the following energy drinks under the Rehab® Monster® product line: Peach Tea, Raspberry Tea, Strawberry Lemonade, Tea + Lemonade and Watermelon.

Reign Total Body Fuel® High Performance Energy Drinks – a line of high performance energy drinks with BCAA's, B vitamins, electrolytes and CoQ10 with zero sugar. We offer the following high performance energy drinks under the Reign Total Body Fuel® product line: Cherry Limeade, Lemon Hdz, Lilikoi Lychee, Mang-O-Matic, Melon Mania, Orange Dreamsicle, Peach Fizz, Razzle Berry, Reignbow Sherbet, Strawberry Sublime, Tropical Storm and White Gummy Bear.

Reign Inferno® Thermogenic Fuel High Performance Energy Drinks – a line of high performance energy drinks with a thermogenic performance blend in addition to BCAA's, B vitamins, electrolytes, and CoQ10 with zero sugar. We offer the following high performance energy drinks under the Reign Inferno® Thermogenic Fuel product line: Red Dragon and Watermelon Warlord.

Reign Storm® Total Wellness Energy Drinks – a line of better-for-you energy drinks with natural caffeine, Biotin, Zinc, B vitamins, Vitamin A and Vitamin C, with zero sugar. We offer the following under the Reign Storm® Total Wellness Energy product line: Valencia Orange, Kiwi Blend, Peach Nectarine, and Harvest Grape.

True North® Pure Energy Seltzers – a line of natural, plant-based energy drinks with an immunity boost, containing zero sugar, sweeteners, artificial flavors or colors. We offer the following energy seltzers under the True North® product line: Black Cherry, Cucumber Lime, Grapefruit Lemonade, Mandarin Yuzu, Watermelon Mist and White Peach Pear.

Products – Strategic Brands Segment

BPM® – a line of carbonated energy drinks. We offer the following energy drinks under the BPM® product line: Focus Berry Red, Mango and Sour Twist.

BU® – a line of carbonated energy drinks. We offer the following energy drink under the BU® product line: Original.

Burn® – a line of carbonated energy drinks. We offer the following energy drinks under the Burn® product line: Apple Kiwi, Blue, Dark Energy, Fruit Punch, Mango, Original, Passion Punch, Peach, Peach Mango, Pineapple, Royal, Sour Twist and Zero Raspberry.

Full Throttle® – a line of carbonated energy drinks. We offer the following energy drinks under the Full Throttle® product line: Original (Citrus) and True Blue.

Fury® – a line of affordable carbonated energy drinks. We offer the following energy drinks under the Fury® product line: Gold Strike and Mean Green.

Gladiator® – a line of carbonated energy drinks. We offer the following energy drink under the Gladiator® product line: Original.

Live+® – a line of carbonated energy drinks. We offer the following energy drinks under the Live+® product line: Ascend, Ignite, Persist and Watermelon.

Mother® – a line of carbonated energy drinks. We offer the following energy drinks under the Mother® product line: Epic Swell, Frosty Berry, Kicked Apple®, Kiwi Sublime, Lava Guava, Original, Passion, Sugar Free, Tropical Blast™ and Zero Sugar Razzle Berry.

Nalu® – a line of carbonated energy drinks. We offer the following energy drinks under the Nalu® product line: Black Tea & Passion Fruit, Exotic, Frost, Green Tea & Ginger, Hibiscus Rooibos, Melon Splash, Original and Passion.

NOS® – a line of carbonated energy drinks. We offer the following energy drinks under the NOS® product line: GT Grape, Original and Sonic Sour.

Play® and Power Play® (stylized) – a line of carbonated energy drinks. We offer the following energy drinks under the Play® and Power Play® (stylized) product line: Apple Kiwi, Fruit Punch, Mango, Passion Fruit, Peach, Original and Sugar Free.

Predator® – a line of affordable carbonated energy drinks. We offer the following energy drinks under the Predator® product line: Gold Strike, Malt Smash, Mango Mayhem, Mean Green, Peach, Purple Rain, Red Apple, Spicy Ginger and Tropical.

Relentless® – a line of carbonated energy drinks. We offer the following energy drinks under the Relentless® product line: Apple Kiwi, Cherry, Origin, Passion Punch, Peach, and Raspberry.

Samurai® – a line of carbonated energy drinks. We offer the following energy drinks under the Samurai® product line: Fruity and Strawberry.

Ultra Energy® – a line of carbonated energy drinks. We offer the following energy drinks under the Ultra Energy® product line: Apple Kiwi, Original, Passion Punch, Peach Mango and Zero Raspberry.

Products – Alcohol Brands Segment

Cigar City^{TM} – a line of craft beers. We offer the following brands under the Cigar City^{TM} brand family: Jai Alai®, Florida Man^{TM}, and others.

Oskar Blues^{TM} – a line of craft beers. We offer the following brands under the Oskar Blues^{TM} brand family: Dale's Pale Ale®, Double Dale's, Mama's Little Yella Pils, and others.

Deep Ellum^{TM} – a line of craft beers. We offer the following brands under the Deep Ellum^{TM} brand family: Dallas Blonde®, Deep Ellum^{TM} IPA, and others.

Squatters® – a line of craft beers. We offer the following brands under the Squatters® brand family: Hop Rising® Double IPA, and others.

Wild Basin^{TM} – a line of craft hard seltzers. We offer the following flavors under the Wild Basin^{TM} product line: Lemon, Grapefruit, Peach, Berry Sorbet, Black Cherry, Strawberry and others.

Wasatch® – a line of craft beers. We offer a number of brands under the Wasatch® brand family including Apricot Hefeweizen and others.

Perrin – a line of craft beers. We offer a number of brands under the Perrin brand family including Black Ale and others.

The Beast Unleashed^{TM} – a line of FMBs. We offer the following flavors under The Beast Unleashed^{TM} brand family: Mean Green, Peach Perfect, Scary Berries, and White Haze.

Products – Other Segment

AFF sells a limited number of products to independent third-party customers.

Other Products

We continue to evaluate and, where considered appropriate, introduce additional products, flavors and types of beverages to complement our existing product lines. We may also evaluate, and where considered appropriate, introduce additional types of consumer products we consider to be complementary to our existing products and/or to which our brand names are able to add value.

The Company also sells and/or enters into license agreements that generate revenues associated with third-party sales of non-beverage products bearing the Company's trademarks including, but not limited to, clothing, backpacks, hats, t-shirts, jackets, helmets and automotive wheels.

Products – Packaging

Our products are packaged in a variety of different package types and sizes including, but not limited to, aluminum cans, aluminum cap cans, sleek aluminum cans, aluminum cans with re-sealable ends, kegs as well as polyethylene terephthalate (PET) plastic bottles.

Manufacture and Distribution

AFF develops and manufactures the primary flavors for our Monster Energy® Drinks segment.

In 2022, we continued to outsource the manufacturing process for our finished goods energy drink products to third-party bottlers and contract packers.

We purchase flavor ingredients, flavors, concentrates, sweeteners, juices, supplement ingredients, cans, bottles, caps, labels, trays, boxes and other ingredients for our non-alcohol products from ingredient suppliers, which are delivered to our various third-party bottlers and co-packers. In some cases, certain common supplies may be purchased by our various third-party bottlers and co-packers. Depending on the product, the third-party bottlers or co-packers add filtered water and/or other ingredients (including supplement ingredients) for the manufacture and packaging of the finished products into our approved containers in accordance with our recipes and formulas. Depending on the beverage, the bottler/packer may also add carbonation to the products as part of the production process.

For our Strategic Brands segment, we primarily purchase concentrates and/or beverage bases from ingredient suppliers, which are then sold to certain of our various third-party bottlers/distributors. The third-party bottlers/distributors are responsible for the manufacture and packaging of the finished products, including the procurement of all other required ingredients and packaging materials. For certain limited products in the Strategic Brands segment, we may purchase flavors, concentrates, sweeteners, juices, supplement ingredients, cans, bottles, caps, labels, trays, boxes and other ingredients for our Strategic Brand products from our suppliers, which are delivered to our various third-party bottlers and co-packers. In some cases, certain common supplies may be purchased by our various third-party bottlers and co-packers. Depending on the product, the third-party bottlers or co-packers add filtered water and/or other ingredients (including supplement ingredients), for the manufacture and packaging of the finished products into our approved containers in accordance with our recipes and formulas. Depending on the beverage, the bottler/co-packer may also add carbonation to the products as part of the production process.

For our Alcohol Brands segment, we purchase cans, cartons, hops, malt, yeast, sugar, ethanol and other additives and flavorings and packaging materials from ingredient and raw material suppliers to be used in the brewing, fermentation, and packaging of alcohol beers and FMB products. We are granted a right-of-use for any kegs used in production from a third-party supplier at a contracted rate per fill. Most of our alcohol finished goods are manufactured at one of our seven owned or leased manufacturing facilities, but we have started and will increase production and packaging at co-packers as we require additional capacity.

Co-Packing Arrangements

All of our non-alcohol and certain alcohol finished goods are manufactured by various third-party bottlers and co-packers situated throughout the United States and abroad, under separate arrangements with each party. Our co-packaging arrangements vary in terms and do not generally obligate us to procure minimum quantities of products within specified periods. However, from time to time, we may enter into manufacturing contracts with agreed upon minimum quantities to ensure continuity of supply of certain products in certain territories.

In some instances, subject to agreement, certain equipment may be purchased exclusively by us and/or jointly with our co-packers, and installed at their facilities to enable them to produce certain of our products. In certain cases, such equipment remains our property and is required to be returned to us upon termination of the packing arrangements with such co-packers, unless we are reimbursed by the co-packer at the then book value or via a per-case credit over a pre-determined number of cases that are produced at the facilities concerned.

For our Monster Energy® Drinks segment, we are generally responsible for arranging for the purchase and delivery to our third-party bottlers and co-packers of the containers in which our beverage products are packaged.

Our products are packaged in a number of locations, both domestically and internationally. As distribution volumes increase in both our domestic and international markets, we will continue to source additional packing arrangements.

Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, including in new markets. If we materially underestimate demand for our products and/or are unable to secure sufficient ingredients or raw materials including, but not limited to, aluminum cans, aluminum cap cans, sleek aluminum cans, aluminum cans with re-sealable ends, PET plastic bottles, caps, labels, flavor ingredients, flavors, juice concentrates, coffee, tea, supplement ingredients, ethanol, other ingredients and certain sweeteners, and/or procure adequate packing arrangements and/or obtain adequate or timely shipment of our products, we might not be able to satisfy demand on a short-term basis. (See "Part I, Item 1A – Risk Factors").

For most of our products there are limited co-packing facilities in our domestic and international markets with adequate capacity and/or suitable equipment to package our products. We believe a short disruption or delay in production would not significantly affect our revenues; however, as alternative co-packing facilities in our domestic and international markets with adequate long-term capacity may not be available for such products, either at commercially reasonable rates and/or within a reasonably short time period, if at all, a lengthy disruption or delay in production of any of such products could significantly affect our revenues.

We continue to actively seek alternative and/or additional co-packing facilities around the world (including in Africa, Asia, Australia, Central and South America, China, Europe, India, Mexico, the Middle East and the United States) with adequate capacity and capability for the production of our various products to minimize transportation costs and transportation-related damages as well as to mitigate the risk of a disruption in production and/or importation.

Distribution Agreements

During 2022, we continued to expand distribution of our products in both our domestic and international markets.

Distribution levels vary by product and geographic location. Net sales outside the United States were $2.36 billion, $2.04 billion and $1.51 billion for the years ended December 31, 2022, 2021 and 2020, respectively.

Monster Energy® Distribution Agreements

We have entered into agreements with various bottlers/distributors providing for the distribution of our Monster Energy® energy drinks during initial terms of up to twenty years, which may be renewed thereafter for additional terms ranging from one to five years, subject to certain terms and conditions, which may vary depending on the form of the agreement. Such agreements remain in effect for their then-current term as long as our products are being distributed, but are subject to specified termination rights held by each party, which may include by way of example, and depending on the form of agreement, termination upon: mutual agreement; material breach of the agreement by, or an insolvency of, either party; deadlock; change of control; changes in legal or regulatory conditions and termination of certain related agreements. Additionally, we are entitled to terminate certain distribution agreements at any time without cause upon payment of a termination fee, including a limited number of distribution agreements with TCCC network bottlers that were entered into prior to 2015.

Certain of our material distribution arrangements for our Monster Energy® brand energy drinks, as amended from time to time, are described below:

(a) Amended and Restated Distribution Coordination Agreement with TCCC, pursuant to which we have designated, and in the future may designate, subject to TCCC's approval, territories in Canada and the United States in which bottlers from TCCC's network of wholly or partially-owned and independent bottlers (the "TCCC North American Bottlers") will distribute and sell, or continue to distribute and sell, our Monster Energy® brand energy drinks.

(b) Amended and Restated International Distribution Coordination Agreement with TCCC, pursuant to which we have designated, and in the future may designate, countries, or territories within countries, in which we wish to appoint TCCC network bottlers to distribute and sell our Monster Energy® brand energy drinks, subject to TCCC's approval. In February 2020, the Amended and Restated International Distribution Coordination Agreement with TCCC was renewed for an additional five-year term.

(c) Additionally, we have entered into distribution agreements for certain of our Monster Energy® products with various TCCC network bottlers, both in the United States and internationally.

All distribution territories in the United States, and substantially all distribution territories internationally have been transitioned to TCCC network bottlers/distributors.

Strategic Brands Distribution Agreements

We have entered into distribution coordination agreements with TCCC pursuant to which we have designated, and in the future may designate, subject to TCCC's approval, territories in which TCCC network bottlers will distribute our Strategic Brands energy drinks. We have entered into agreements with various TCCC network bottlers, both in the United States and internationally, providing for the distribution and sale of our Strategic Brands energy drinks.

Alcohol Brands Distribution Agreements

CANarchy has entered into agreements with various beer distributors, both in the United States and internationally, providing for the distribution of our alcohol products. Such agreements have varying terms and durations. CANarchy, along with Monster Brewing LLC, has also entered into distribution agreements with licensed beer distributors for the exclusive distribution of certain beverages in agreed upon territories.

Raw Materials and Suppliers

The principal raw materials used in the manufacturing of our products are aluminum cans, aluminum cap cans, sleek aluminum cans, aluminum cans with re-sealable ends, PET plastic bottles, caps, kegs, cartons as well as flavors, juice concentrates, glucose, sugar, sucralose, milk, cream, coffee, tea, hops, malt, yeast, ethanol, supplement ingredients and other packaging materials, the costs of which are subject to fluctuations.

AFF is the primary flavor supplier for our Monster Energy® brand energy drinks. We also purchase flavors from other suppliers as well as juices, supplement ingredients, glucose, sugar, sucralose, other sweeteners and other ingredients from independent suppliers located in the United States and abroad.

For our Strategic Brands energy drinks, we purchase flavors, concentrates and/or beverage bases from flavor suppliers including TCCC in the United States and abroad, and may purchase certain other ingredients from independent suppliers located in the United States and abroad.

With regard to our Java Monster® product line, the dairy and retort co-packing industries are subject to shortages and increased demand from time to time, which may result in production disruption and/or higher prices.

For certain flavors purchased from third-party suppliers and used in certain of our Monster Energy® brand energy drinks, Strategic Brands energy drinks and/or our alcohol drinks, these third-party flavor suppliers own the proprietary rights to certain of their flavor formulas. We do not have possession of the list of such flavor ingredients or formulas used in the production of certain of our products and certain of our blended concentrates, and we may be unable to obtain comparable flavors or concentrates from alternative suppliers on short notice. Our third-party flavor suppliers generally do not make such flavors and/or blended concentrates available to other third-party customers.

We have entered into purchase agreements with key packaging and ingredient suppliers to maintain an adequate supply of such packaging and ingredients for the next one to four years based on current anticipated volume needs. Changes to those volume needs could result in shortages or excess supply of these contracted varieties. Many outside factors such as crop yield, weather, agricultural legislation, and the geopolitical climate could impact supply and price; however, we do source certain ingredients from different regions and suppliers to mitigate some of this risk.

We have identified alternative suppliers for many of the ingredients contained in many of our beverages. However, industry-wide shortages of certain flavor ingredients, flavors, fruits and fruit juices, coffee, tea, dairy-based products, supplement ingredients and sweeteners have been, and could from time to time in the future be, encountered, which could interfere with and/or delay production of certain of our products.

We continually endeavor to develop back-up sources of supply for certain of our flavor ingredients, flavors and concentrates purchased from third-party suppliers, as well as to negotiate arrangements with our existing suppliers, which would enable us to obtain access to certain of such concentrates or flavor formulas under certain circumstances. We have been partially successful in these endeavors. Additionally, in a limited number of cases, contractual restrictions and/or the necessity to obtain regulatory approvals and licenses may limit our ability to enter into agreements with alternative suppliers, manufacturers and/or distributors.

Competition

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors as well as promotional and marketing strategies. Our products compete with a wide range of drinks produced by a relatively large number of companies, many of which have substantially greater financial, marketing and distribution resources than we do.

Important factors affecting our ability to compete successfully include brand and product image, taste and flavor of products, trade and consumer promotions, rapid and effective development of new and unique cutting-edge products, ingredients, production processes, attractive and different packaging, brand exposure and marketing as well as pricing. We depend on our bottlers and full service beverage distributors to prioritize our products, provide stable and reliable distribution and secure adequate shelf space in retail outlets. Competitive pressures in the "alternative," energy, coffee, "functional," and "beyond beer" (hard seltzers, FMBs, canned cocktails and other ready-to-drink beverages) beverage categories could cause our products to maintain or to lose market share, or we could experience price erosion, which could materially impact our business and results of operations.

We have experienced and continue to experience competition from new entrants in the energy drink, energy shot, beer and beyond beer categories. For instance, a number of companies which market and distribute iced teas, coffees, juice cocktails, enhanced waters and sports drinks in various larger volume packages in glass and plastic bottles (including BODYARMOR, Vitamin Water, CORE, Arizona, Ocean Spray, Powerade, Prime, Gatorade Bolt 24 and Starbucks) and 12- and 16-ounce cans (such as Mountain Dew Kickstart and Game Fuel), have added supplement ingredients to their products with a view to marketing their products as "functional" or energy beverages or as having "functional" benefits. We believe that many of those products contain lower levels of supplement ingredients, principally deliver refreshment and are positioned differently from our energy or "functional" drinks.

We are also subject to increasing levels of regulatory issues including in relation to the registration and/or taxation of our products in certain new international markets, which may put us at a competitive disadvantage. (See "Government Regulation" below for additional information).

We compete not only for consumer preference, but also for maximum marketing, sales efforts and attention from our multi-brand licensed bottlers and distributors, many of which have a principal affiliation with competing companies and brands. Our products compete with all liquid refreshments and in many cases with products of much larger and in some cases better financed competitors, including the products of numerous nationally and internationally known producers such as TCCC, PepsiCo, Inc. ("PepsiCo"), Keurig Dr. Pepper Inc. ("KDP") and Red Bull GmbH. From time to time, such larger competitors may enter into distribution agreements with certain other competitors. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private-label brands such as those carried by grocery store chains, convenience store chains and club stores.

15

Domestically, our energy drinks compete directly with Red Bull, Rockstar, MTN Dew Amp, MTN Dew Kickstart, MTN Dew GameFuel and MTN Dew Energy, G Fuel, Venom, VPX Redline, 5-Hour Energy Shots, MiO Energy, VPX Bang, V8 + Energy, Uptime, hi*ball, CELSIUS, C4, Alani Nu, 3D Energy, ZOA Energy, Rowdy Energy, GHOST Energy, Gatorade Fast Twitch, Prime Energy, Starbucks BAYA Energy, Guayaki Yerba Mate, Optimum Nutrition, Adrenaline Shoc and many other brands.

Internationally, our energy drinks compete with Red Bull (including non-carbonated Red Bull in China and Asia), Rockstar, V-Energy, Lucozade, and numerous local and private-label brands that usually differ from country to country, such as HELL, Amper, Shock, Tiger, Fearless, Boost, TNT, Shark, Dragon, Score, Sting, Hot 6, Suntory ZONE, Battery, Bullit, Flash Up, Black, Non-Stop, Bomba, Semtex, Vive 100, Dark Dog, Speed, Guarana, M-150, Lipovitan, Bacchus, Volt, Bolt, Mr. Big, Boom, Raptor, Amp, Fusion, Hi-Tiger, Eastroc Super Drink, Carabao, Power Horse, XL, Crazy Tiger, Effect, Missile, Nocco, Adrenaline Rush, Real Gold, War Horse, BLU, CELSIUS, Eneryeti, GURU Organic Energy and a host of other international brands.

Our Reign Total Body Fuel® and Reign Inferno® Thermogenic Fuel high performance energy drinks compete with VPX Bang, Adrenaline Shoc, C4, CELSIUS HEAT, NOCCO, Rockstar XDURANCE, Ghost Energy, G Fuel, VPX Redline, Bucked Up Energy, and 3D in the performance energy category.

Our Java Monster® product line competes directly with Starbucks Frappuccino, Starbucks Doubleshot, Starbucks Tripleshot and other Starbucks coffee drinks, Costa Coffee, Dunkin Donuts, Stok, High Brew, Douwe Egberts Coffee, Emmi CAFFÈ, Bang Keto Coffee, Nescafe, Black Rifle, International Delight, Rise Brewing Co. and Black Stag.

Our Monster Hydro® Energy Water and Monster Hydro® Super Sport product lines compete directly with BODYARMOR, Vitamin Water, Sparkling Ice, Bai, Propel, Vita Coco, Lucozade, Powerade, Gatorade, Gatorade Fast Twitch, Gatorade Bolt24 and Prime Hydration.

Our True North® Pure Energy Seltzer product line competes directly with Celsius and Alani Nu.

Our CANarchy family of products and The Beast Unleashed™ product line competes within the FMB, hard seltzer, and craft beer categories of the alcohol beverage industry. Competition includes microbreweries, regional brewers, national craft brewers, and large international and domestic producers of beers, FMBs, and hard seltzers such as Molson Coors, Constellation Brands, AB InBev, The Boston Beer Company and The Mark Anthony Group among many others.

Sales and Marketing

Our sales and marketing strategy for all our non-alcohol beverages is to focus our efforts on developing brand awareness through image-enhancing programs and product sampling. We support our non-alcohol brands with prize promotions, price promotions, competitions, endorsements from selected public and sports figures, sports personality endorsements, sampling and sponsorship of selected athletes, teams, series, bands, esports, causes and events. We utilize "push-pull" methods to enhance shelf and display space exposure in sales outlets (including racks, coolers and barrel coolers), advertising, in-store promotions and in-store placement of point-of-sale materials to encourage demand from consumers for our products. In-store posters, outdoor posters, social media, concerts, print, radio and television advertising (directly and through our sponsorships and endorsements) and coupons may also be used to promote our brands. We use our branded vehicles and other promotional vehicles at events where we offer samples of our products to consumers. These strategies and activities may apply to the CANarchy family of products or The Beast Unleashed™ where permitted by applicable laws.

We also manage taprooms and brewpubs adjacent to some of our manufacturing locations where we sell our alcohol products, merchandise, and food to consumers in a branded environment.

We believe that one of the keys to success in the beverage industry is differentiation, making our brands and products visually appealing and distinctive from other beverages on the shelves of retailers. We review our products and packaging on an ongoing basis and, where practical, endeavor to make them different and unique. The labels and graphics for many of our products are redesigned and refreshed from time to time to maximize their visibility and identification, wherever they may be placed in stores, which we continue to reevaluate from time to time.

Where appropriate, we partner with our bottlers/distributors and/or retailers to assist our marketing efforts.

We increased expenditures for our sales and marketing programs by approximately 11.4% in the twelve-months ended December 31, 2022 compared to the twelve-months ended December 31, 2021.

Customers

Our non-alcohol customers are primarily full service beverage bottlers/distributors, retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, foodservice customers, value stores, e-commerce retailers and the military. Our alcohol customers are primarily beer distributors who in turn sell to retailers within the alcohol distribution system. Percentages of our gross billings to our various customer types for the years ended December 31, 2022, 2021 and 2020 are reflected below. Such information includes sales made by us directly to the customer types concerned, which include our full service beverage bottlers/distributors in the United States. Such full service beverage bottlers/distributors in turn sell certain of our products to some of the same customer types listed below. We limit our description of our customer types to include only our sales to our full service bottlers/distributors without reference to such bottlers/distributors' sales to their own customers.

	2022	2021	2020
U.S. full service bottlers/distributors	48%	51%	56%
International full service bottlers/distributors	39%	39%	34%
Club stores and e-commerce retailers	9%	8%	8%
Retail grocery, direct convenience, specialty chains and wholesalers	2%	1%	1%
Alcohol, direct value stores and other	2%	1%	1%

Our non-alcohol customers include Coca-Cola Canada Bottling Limited, Coca-Cola Consolidated, Inc., Coca-Cola Bottling Company United, Inc., Reyes Coca-Cola Bottling, LLC, Coca-Cola Southwest Beverages LLC, The Coca-Cola Bottling Company of Northern New England, Inc., Swire Pacific Holdings, Inc. (USA), Liberty Coca-Cola Beverages, LLC, Coca-Cola Europacific Partners, Coca-Cola Hellenic, Coca-Cola FEMSA, Swire Coca-Cola (China), COFCO Coca-Cola, Coca-Cola Beverages Africa, Coca-Cola İçecek and certain other TCCC network bottlers, Asahi Soft Drinks, Co., Ltd., Wal-Mart, Inc. (including Sam's Club), Costco Wholesale Corporation and Amazon.com, Inc.

Our alcohol customers include J.J. Taylor Distributing, Ben E. Keith, Reyes Beer Division, Sheehan Family Companies, and Admiral Beverage.

A decision by any large customer to decrease amounts purchased from us or to cease carrying our products could have a material adverse effect on our financial condition and results of operations.

Coca-Cola Consolidated, Inc. accounted for approximately 11%, 12% and 12% of our net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Reyes Coca-Cola Bottling, LLC accounted for approximately 9%, 10% and 11% of our net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Coca-Cola Europacific Partners accounted for approximately 13%, 12% and 10% of our net sales for the years ended December 31, 2022, 2021 and 2020.

Seasonality

Sales of ready-to-drink beverages are somewhat seasonal, with the second and third calendar quarters accounting for the highest sales volumes. The volume of sales in the beverage industry is affected by weather conditions. However, the energy drink category appears to be less seasonal than traditional beverages. Quarterly fluctuations may also be affected by other factors including the introduction of new products, the opening of new markets, particularly internationally, where temperature fluctuations may be more pronounced, the addition of new bottlers and distributors, changes in the mix of the sales of our finished products and increased or decreased advertising and promotional expenses.

Intellectual Property

We presently have more than 17,500 registered trademarks and pending applications in various countries worldwide, and we apply for new trademarks on an ongoing basis. We regard our trademarks, service marks, copyrights, domain names, trade dress and other intellectual property as very important to our business. We consider Monster®, Monster Energy®, ®, Monster Energy Ultra®, Monster Dragon Iced Tea®, Unleash the Beast!®, Rehab® Monster®, Java Monster®, Muscle Monster®, Punch Monster®, Juice Monster®, Hydro® (stylized), Monster HydroSport Super Fuel®, Hydro Super Sport®, Monster Super Fuel®, Espresso Monster®, Monster Energy® Nitro, Reign Total Body Fuel®, Reign Inferno®, Reign Storm®, True North®, BU®, Nalu®, NOS®, Full Throttle®, Burn®, Mother®, Ultra Energy®, Play® and Power Play® (stylized), Relentless®, Predator®, Fury®, Live+®, BPM®, Gladiator®, Samurai®, Oskar Blues Brewery®, Cigar City®, Deep Ellum Brewing Co®, Perrin Brewing Company®, Squatters®, Wasatch®, Jai Alai®, Dale's Pale Ale®, Dallas Blonde®, Wild Basin™, Dale's®, Mama's Little Yella Pils®, Hop Rising® and The Beast Unleashed™ to be our core trademarks. We also own the intellectual property of our most important flavors for certain of our Monster Energy® Brand energy drinks in perpetuity.

We have registered Monster®, Monster Energy®, ®, Monster Energy Ultra®, Unleash the Beast!®, Rehab® Monster®, Java Monster®, Muscle Monster®, Punch Monster®, Juice Monster®, Hydro® (stylized), Espresso Monster®, True North®, BU®, Nalu®, Burn®, Mother®, Play®, Power Play® (stylized), Relentless®, Ultra Energy®, BPM®, Predator®, Fury®, Live+®, Gladiator®, Samurai®, Reign®, Reign Total Body Fuel® and Reign Inferno® outside of the United States in certain jurisdictions.

We protect our trademarks by applying for registrations and registering our trademarks with the United States Patent and Trademark Office and with government agencies in other countries around the world, particularly where our products are distributed and sold. We assert copyright ownership of the statements, graphics and content appearing on the packaging of our products and in our marketing materials. We aggressively pursue individuals and/or entities seeking to profit from the unauthorized use of our trademarks and copyrights, including, without limitation, wholesalers, street vendors, retailers, online auction site sellers and website operators. In addition to initiating civil actions against these individuals and entities, we work with law enforcement officials where appropriate.

Depending upon the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not been found to have become generic. Registrations of trademarks can generally be renewed as long as the trademarks are in use.

We also enforce and protect our trademark rights against third parties infringing or disparaging our trademarks by opposing registration of conflicting trademarks and initiating litigation as necessary.

Government Regulation

The production, distribution and sale in the United States of many of our products are subject to various U.S. federal, state and local regulations, including but not limited to: the Federal Food, Drug and Cosmetic Act ("FD&C Act"); the Occupational Safety and Health Act and various state laws and regulations governing workplace health and safety; various environmental statutes; the Safe Drinking Water and Toxic Enforcement Act of 1986 ("California Proposition 65"); various state and federal laws and regulations pertaining to the sale and distribution of alcohol beverages; data privacy and personal data protection laws and regulations, including the California Consumer Privacy Act of 2018 (as modified by the California Privacy Rights Act) and a number of other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, marketing, labeling, packaging, and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations.

We also may in the future be affected by other existing, proposed and potential future regulations or regulatory actions, including those described below, any of which could adversely affect our business, financial condition and results of operations. See "Part I, Item 1A – Risk Factors – Changes in government regulation, or a failure to comply with existing regulations related to energy drinks, could adversely affect our business, financial condition and results of operations," "Regulations concerning our alcohol beverages may adversely affect our business, financial condition or results of operations and inhibit the sales of such products," and "Significant changes to or failure to comply with various environmental laws may expose us to liability and/or cause certain of our facilities and/or those of our co-packers to close, relocate or operate at reduced production levels, which could adversely affect our business, financial condition and results of operations" below for additional information.

Furthermore, legislation and regulation may be introduced in the United States and other countries at the federal, state, municipal and supranational level in respect of each of the subject areas discussed below. Public health officials and health advocates are increasingly focused on the public health consequences associated with obesity and alcohol consumption, especially as they may affect children, and are seeking legislative change to reduce the consumption of sweetened and alcohol beverages. There also has been an increased focus on caffeine content in beverages and we are seeing some attention to other ingredients in energy drinks. In some territories, such as the European Union, food additives including sweeteners such as sucralose are subject to a safety re-evaluation which could potentially lead to changes in the specification for such additives or removal from the approved list of additives.

Product Formulation, Labeling, Packaging, and Advertising. Globally, we are subject to a number of regulations applicable to the formulation, labeling, packaging, and advertising (including promotional campaigns) of our products. In California, we are subject to California Proposition 65, a law which requires that a specified warning be provided before exposing California consumers to any product that contains in excess of threshold amounts of a substance listed by California as having been found to cause cancer or reproductive toxicity. California Proposition 65 does not require a warning if the manufacturer of a product can demonstrate that the use of the product in question exposes consumers to an average daily quantity of a listed substance that is below that threshold amount, which is determined either by scientific criteria set forth in applicable regulations or via a "safe harbor" threshold that may be established by the state, or the substance is naturally occurring, or is subject to another applicable exception. If we are required to add warning labels to any of our products or place warnings in certain locations where our products are sold, it will be difficult to predict whether, or to what extent, such a warning would have an adverse impact on sales of our products in those locations or elsewhere. In addition, there has been increasing regulatory activity globally regarding constituents in packaging materials, including perfluoroalkyl and polyfluoroalkyl substances ("PFAS"). Regardless of whether perceived health consequences of these constituents are justified, such regulatory activity could result in additional government regulations that impact the packaging of our beverages.

In addition, the U.S. Food and Drug Administration (the "FDA") has regulations with respect to serving size information and nutrition labeling on food and beverage products, including a requirement to disclose the amount of added sugars in such products. Further, the U.S. Department of Agriculture promulgated regulations requiring that, by January 1, 2022, the labels of certain bioengineered foods include a disclosure that the food is bioengineered. These regulations may impact, reduce and/or otherwise affect the purchase and consumption of our products by consumers.

Other countries, such as Argentina, Brazil, Colombia, the member states of the Gulf Cooperation Council, Mexico, the People's Republic of China, Peru and Uruguay are also considering, or have enacted, new labeling requirements, which may require us to amend our labels and warning statements. The United Kingdom Government has also suggested that it may review food labeling laws following the United Kingdom's departure from the European Union ("Brexit").

More generally, some markets, such as Tanzania, have specific energy drink standards that do not always allow for inclusion of certain ingredients, such as L-carnitine and ginseng, in our products. Peru also recently challenged the use of L-carnitine in energy drinks. Other markets may also restrict or prohibit the use of ginseng and certain other botanicals in food. We may incur costs to address such country-specific requirements for or face restrictions on our products.

Age and Other Restrictions on Energy Drink Products. Proposals to limit or restrict the sale and/or advertising of energy drinks to minors and/or persons below a specified age, and/or restrict the venues in which energy drinks can be sold, and/or to restrict the use of the Supplemental Nutrition Assistance Program (formerly food stamps) to purchase energy drinks have been raised and/or enacted in certain U.S. states, counties, municipalities and/or in certain foreign countries. For example, in the United States, bills seeking to impose an age restriction on the sale of energy drinks have been introduced in the Connecticut, Massachusetts, and South Carolina legislatures. Outside of the United States, for example, Latvia, Lithuania, Turkey, and Bahrain prohibit the sale of energy drinks to persons under the age of 18; Canada prohibits the promotion of energy drinks to children 12 years and under; Latvia and Scotland prohibit the sale of energy drinks in educational establishments; and Turkey prohibits the sale or advertising of energy drinks in "collective consumption areas," such as sports complexes, schools or hospitals. In Mexico, the States of Tabasco and Oaxaca prohibit the sale of energy drinks to minors and the consumption in schools; Colima prohibits the sale of energy drinks in private and public schools. Other Latin American countries such as Chile and Brazil have been considering age and other sales restrictions on energy drinks, as are other countries such as the United Kingdom (other than Scotland) and Spain. Poland has introduced a far-reaching bill that would, among other measures, ban the sale of energy drinks to persons under 18, ban advertising of energy drinks on television and radio between 6 am and 8 pm with very limited exceptions, ban online and billboard advertising for energy drinks, and effectively ban the sale or distribution of non-energy drink products carrying energy drink branding. Similar rules would not apply to coffee products that contain similar or higher levels of caffeine.

Excise Taxes on Energy Drinks. Legislation that would impose an excise tax on sweetened beverages has been proposed in the U.S. Congress, in some state legislatures and by some local governments, with excise taxes generally ranging between $0.01 and $0.02 per ounce of sweetened beverage. Berkeley, California became the first jurisdiction to pass such a measure, and a general tax of $0.01 per ounce on certain sweetened drinks, including energy drinks, became effective on January 1, 2015. Other U.S. jurisdictions (including Albany, Oakland and San Francisco, California; Boulder, Colorado; Philadelphia, Pennsylvania, Seattle, Washington, and Washington, DC) have passed similar measures, some of which have been challenged in litigation. The imposition of such taxes on our products would increase the cost of certain of our products or, to the extent levied directly on consumers, make certain of our products less affordable. Excise taxes on sweetened beverages already are in effect in certain foreign countries where we do business, such as France, the United Kingdom, Ireland, South Africa, Mexico and Colombia. Poland recently established a tax on drinks with added sugars, specifically targeting beverages containing caffeine and taurine. Other countries are considering similar measures. In addition, legislation has been proposed in certain jurisdictions that would specifically impose excise taxes on energy drinks. For example, Kuwait is considering a proposal that would impose an excise tax on energy drinks. Such targeted legislation has been passed in other countries. For instance, on January 1, 2020, a reform to a Mexican excise tax went into effect that expanded the definition of an "energy drink" subject to this tax to include products with any amount of caffeine (the prior version of the tax required a threshold of 20 milligrams of caffeine per 100 millimeters for the tax to be applicable) and "taurine or glucuronolactone or thiamine and/or any other substance that produces similar stimulating effects." Hungary has instituted an excise tax to which our products are subject. Bahrain, Saudi Arabia and the United Arab

Emirates began applying a selective tax of 100% on energy drinks in 2017, Qatar and Oman began applying the tax in 2019, and there are indications that a similar measure may be enacted in Kuwait.

Limits on Caffeine Content. Legislation has been proposed to limit the amount of caffeine that may be contained in beverages, including energy drinks. Some jurisdictions where we do business have prescribed limited caffeine content for beverages. For example, in Canada, the maximum amount of caffeine cannot exceed 180 mg per single-serving container or per serving (500 ml) in the case of a multi-serving container. We adjusted the caffeine levels in certain of our Monster Energy® products that are sold in Canada to address these regulations, although the majority of our products were unaffected. In Europe, examples of caffeine restrictions include the Netherlands where there is a limit of 35mg/100ml, and Norway introduced, as of January 1, 2020 (subject to transition periods), a limit of 32mg/100ml. Caffeine limit restrictions or restrictions on combining caffeine with other ingredients or in particular product sectors (such as performance beverages/sport drinks) have also been implemented or proposed in other jurisdictions, including Turkey, India, Pakistan's Punjab region, Egypt, Spain, Colombia, Iraq, and the member states of the Gulf Cooperation Council. Such restrictions could require reformulations of certain of our products. However, we may not be able to satisfactorily reformulate our products in all jurisdictions that adopt similar legislation.

Limitations on Container Size. We package our products in a variety of different package types and sizes including, for certain of our Monster Energy® brand energy drinks, aluminum cans larger than 16 fluid ounces. Certain jurisdictions, such as Colombia, Costa Rica, Egypt, the Dominican Republic, and Spain, have considered container size limitations on energy drinks and other beverages. If adopted, such limitations may require us to change the container size of our products sold in certain countries. Other countries, like England, have considered and rejected proposed can size limitations although it is open to such markets to revisit these and other similar proposals.

Compliance with Alcohol-Related Regulation and Laws. Our Alcohol Brands segment is regulated by federal, state and local governments in both the U.S. and abroad whose laws and regulations govern the production, distribution and sale of alcohol beverages, including licensing, permitting, advertising and marketing. To operate our breweries, manufacturing facilities and other alcohol-related facilities, as well as to sell our alcohol products, we must obtain and maintain numerous approvals, licenses and permits from governmental agencies, including, but not limited to, the U.S. Department of Treasury, the Alcohol and Tobacco Tax and Trade Bureau ("TTB"), the U.S. Department of Agriculture, the FDA, state alcohol regulatory agencies and state and federal environmental agencies. Our breweries, in particular, are subject to audits and inspections by TTB and applicable state alcohol regulatory agencies at any time.

Our alcohol beverages are also subject to various taxes, license fees, and the like levied by governmental entities as well as bonds that such entities may deem necessary to ensure compliance with applicable laws and regulations. One such tax that we must comply with is the federal excise taxes. Beginning in January 2018, the federal excise taxes imposed on domestic brewers that produce less than 2 million barrels annually were reduced from $7.00 to $3.50 per barrel on the first 60,000 barrels shipped annually. State and local excise taxes, on the other hand, vary based on the alcohol content and type of beverage. Federal, state, or local governments may increase such excise taxes in the future.

Compliance with Environmental Laws. Our facilities and those of our co-packers in the United States are subject to federal, state and local environmental laws and regulations, including those relating to air emissions, water discharges, the use of water resources, waste disposal, and recycling. Our operations in other countries are subject to similar federal, state, local and supranational laws and regulations that may be applicable in such countries. Changes in environmental compliance mandates, and any expenditures necessary to comply with such requirements, could adversely affect our financial performance and future growth. In addition, continuing concern over environmental matters, including climate change, is expected to continue to result in new or increased legal and regulatory requirements (in and outside of the United States), including to reduce or mitigate the potential effects of greenhouse gases, to limit or impose additional costs on commercial water use due to local water scarcity concerns, or to expand mandatory reporting of certain environmental, social and governance metrics. Compliance with these provisions has not had, nor do we expect such compliance to have, any material adverse effect upon our capital expenditures, net income or competitive position.

Container Deposits. Various municipalities, states and foreign countries require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary by jurisdiction. Other deposit, recycling, ecotaxes and/or product stewardship proposals have been, and may in the future be, introduced and enacted at the federal, state, and local levels, and in foreign countries.

In California, we are required to collect redemption values from our customers and to remit such redemption values to the State of California Department of Resources Recycling and Recovery based upon the number of cans and bottles of certain carbonated and non-carbonated products sold. In certain other states and countries where our products are sold, we are also required to collect deposits from our customers and to remit such deposits to the respective jurisdictions based upon the number of cans and bottles of certain carbonated and non-carbonated products sold in such states.

Human Capital Resources

As of December 31, 2022, we have employees in 72 countries, with a total of 5,296 employees working worldwide. This employee population includes 3,611 employees in North America, 367 employees in Latin America, 275 employees in Asia Pacific and 1,043 employees in Europe, Mideast and Africa ("EMEA"). Most of our employees are full-time (4,607 employees) and the remaining 689 employees hold part-time positions. Of our 5,296 employees, we employ 1,923 in corporate and operational capacities (including administration, human resources, legal, information technology, operations, facilities, warehouse, product development, regulatory and accounting) and 3,373 persons in sales and marketing capacities.

As of December 31, 2022, approximately 43% of our U.S. employees are from one or more underrepresented groups, including, but not limited to, Black, Latino, Asian, Pacific Islander, Native American and other Indigenous tribes and approximately 36% of our U.S. employees are female.

In 2020, we established our Equality, Diversity and Inclusion (EDI) Leadership Advisory Group, comprised of leaders from across the Company, designed to provide insight on our diversity and inclusion efforts and to assist in the integration of the EDI program within our overall strategy and business objectives. In 2021, we established three regional EDI Working Councils across the Americas, EMEA, and APAC regions. We provide training for our employees covering harassment, discrimination and unconscious bias.

We support our employees through a variety of training, mentorship and development programs. We have a mid-level manager development program, in which participants learn leadership skills, network with peers and senior executives, and tackle critical initiatives. We also have a leadership development platform in partnership with a third party, for senior leaders to receive university grade certificates in business strategy and innovation and complete Food and Beverage Executive courses, as well as an electronic learning platform that focuses on business acumen, professional development and technical capabilities. In addition, we provide employees with access to an e-learning platform that offers courses focused on job and career training, business acumen, professional development and technical capabilities.

We provide compensation packages designed to attract and retain talent while maintaining alignment with market compensation surveys. We have multiple short-term incentive programs focused on incentivizing and retaining talent throughout the organization and provide long-term incentive programs to employees through equity and/or performance cash awards.

We currently cover the cost of insurance premiums including medical (including virtual visits), dental, vision, life, accidental death and dismemberment and short and long term disability, covering full-time employees and share in the cost of insurance premiums covering eligible dependents including medical, dental and vision coverage. We also offer several voluntary benefits to full-time employees, including supplemental life insurance, whole life insurance, accident insurance, critical illness insurance, flexible health spending accounts, flexible spending accounts for childcare, travel insurance, pre-paid legal cover, healthy rewards programs, identity theft assistance, and retirement savings account(s).

We also offer an Employee Assistance Program (EAP) to all employees. See Note 19, "Employee Benefit Plan" in the Notes to the Consolidated Financial Statements for a discussion of our 401(k) Plan.

Available Information

As a public company, we are required to file our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A and other information (including any amendments) with the Securities and Exchange Commission (the "SEC"). You can find the Company's SEC filings at the SEC's website, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov.

Our Internet address is www.monsterbevcorp.com. Information contained on our website is not part of or incorporated into this filing or any of our other filings with the SEC. Our SEC filings (including any amendments) will be made available free of charge at www.monsterbevcorp.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing to, or telephoning us, at the following address or telephone number:


Monster Beverage Corporation
1 Monster Way
Corona, CA 92879
(951) 739-6200
(800) 426-7367


ITEM 1A.   RISK FACTORS

In addition to the other information in this Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes, you should carefully consider the following risks. If any of the following risks actually occur or continue to occur, our business, reputation, financial condition and/or operating results could be materially adversely affected. The risk factors summarized below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, reputation, financial condition and/or operating results.

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, reputation, financial condition and/or operating results. You should read this summary together with the more detailed description of each risk contained below.

Operational and Industry Risks

- The Company and TCCC have extensive commercial arrangements and, as a result, the Company's future performance is substantially dependent on the success of its relationship with TCCC.
- Provisions in our organizational documents and control by insiders or TCCC may prevent changes in control even if such changes would be beneficial to other stockholders.

- We rely on bottlers and other contract packers to manufacture our products. If we are unable to maintain good relationships with our bottlers and contract packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

- We rely on our breweries for production of certain of our alcohol beverages, and developments negatively affecting production at such facilities could materially impact the financial results of our Alcohol Brands segment.

- We rely on bottlers and distributors to distribute our products. If we are unable to maintain good relationships with our existing bottlers and distributors and/or secure such bottlers and distributors, our business could suffer.

- We currently derive most of our revenues from energy drinks, and competitive pressure in the energy drink category could adversely affect our business and operating results.

- Criticism of our beverages and/or criticism or a negative perception of our products generally could adversely affect us.

- Increased competition in the beverage industry and changing retail landscape could hurt our business.

- Our inability to implement our growth strategy, including expanding our business in existing and new sectors, such as the alcohol beverage sector, or successfully integrate acquired businesses or assets could adversely affect our business and financial results.

- Changes in consumer product and shopping preferences may reduce demand for our products.

- Our continued expansion outside of the United States exposes us to uncertain conditions and other risks in international markets.

- If we are not able to pass on increases in the costs of raw materials, including aluminum cans, ingredients, fuel and/or costs of co-packing or if we experience shortages of such raw materials, our business and results of operations could be materially, adversely affected and result in a higher cost base.

- Our failure to accurately estimate demand for our products or maintain sufficient inventory levels could adversely affect our business and financial results.

- Our business is subject to seasonality, which may cause fluctuations in our operating results.

- The costs of packaging supplies, ocean and domestic freight, and inflation generally may adversely affect our results of operations.

- Global or regional catastrophic events, such as the military conflict in Ukraine, could impact our operations and affect our ability to grow our business.

- The COVID-19 pandemic has impacted and may continue to impact our business and operations.

- Failure to meet sustainability expectations or standards could expose us to increased costs, reputational harm, or other adverse consequences.

- Climate change and natural disasters may negatively affect our business.

- If we are not able to retain the services of our workforce, there may be an adverse effect on our operations and/or our operating performance until we find suitable replacements.

- Negative publicity (whether or not warranted) could damage our brand image and corporate reputation, and may cause our business to suffer.

Government Regulation and Litigation Risks

- Changes in government regulation, or a failure to comply with existing regulations, related to energy drinks, could adversely affect our business, financial condition and results of operations.

- Regulations concerning our alcohol beverages may adversely affect our business, financial condition or results of operations and inhibit the sales of such products.

- Significant changes to or failure to comply with various environmental laws may expose us to liability and/or cause certain of our facilities and/or those of our co-packers to close, relocate or operate at reduced production levels, which could adversely affect our business, financial condition and results of operations.

- We cannot predict the effect of possible inquiries from and/or actions by attorneys general, other government agencies and/or quasi-government agencies into the production, advertising, marketing, promotion, labeling, ingredients, usage and/or sale of our products.

- Litigation regarding our products, and related unfavorable media attention, could expose us to significant liabilities and reduce demand for our products, thus negatively affecting our financial results.

- If we encounter material product recalls, our business may suffer material losses and such recalls could damage our brand image and corporate reputation, also resulting in material losses.

Intellectual Property, Information Technology and Data Privacy Risks

- Our intellectual property rights are critical to our success, and the loss of such rights could materially adversely affect our business.

- We must continually maintain, monitor, protect and/or upgrade our information technology systems, including protecting us from internal and external cybersecurity threats.

Financial Risks

- Fluctuations in our effective tax rate could adversely affect our financial condition and results of operations.

- We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired.

- Fluctuations in foreign currency exchange rates may adversely affect our operating results.

- Uncertainty in the financial markets and other adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our industry, business and results of operations.

- Default by or failure of one or more of our counterparty financial institutions could cause us to incur significant losses.

- Our investments are subject to risks which may cause losses and affect the liquidity of these investments.

Operational and Industry Risks

The Company and TCCC have extensive commercial arrangements and, as a result, the Company's future performance is substantially dependent on the success of its relationship with TCCC.

We have transitioned all third parties' rights to distribute the Company's energy drink products in the U.S. to members of TCCC's distribution network, which largely consists of independent bottlers/distributors. In addition, except for a handful of countries, TCCC is our preferred distribution partner globally, with members of TCCC's network distributing our products internationally, including in Africa, Asia, Canada, Central and South America, Europe, Mexico and the Middle East. We expect TCCC's distribution network to continue as our preferred distribution partner globally. As a result, we have reduced our distributor diversification and are now dependent on TCCC's domestic and international distribution platforms.

TCCC has a substantial equity investment in the Company. The Company, TCCC and certain affiliates are parties to various agreements in which TCCC and certain affiliates have agreed, subject to certain exceptions, not to compete in the energy drink category in certain territories prior to the termination of the applicable distribution coordination agreement with TCCC. The Company's distribution agreements with TCCC distributors also provide, subject to certain exceptions, that the applicable distributor will not distribute competitive energy drink products.

While we believe that these agreements incentivize TCCC to take steps to ensure that our products receive the appropriate attention in the TCCC distribution system, disagreements as to the interpretation of the provisions in such agreements have arisen and may arise in the future. In addition, TCCC does not control all members of its distribution system, many of which are independent companies that make their own business decisions that may not always align with TCCC's interests.

Provisions in our organizational documents and control by insiders or TCCC may prevent changes in control even if such changes would be beneficial to other stockholders.

Our organizational documents may limit changes in control. Furthermore, as of February 16, 2023, Mr. Sacks and Mr. Schlosberg together may be deemed to beneficially own and/or exercise voting control over approximately 9.3% of our outstanding common stock. As of February 16, 2023, TCCC owned approximately 19.5% of our common stock. TCCC has also nominated one director to the Company's board of directors. Consequently, Mr. Sacks, Mr. Schlosberg and/or TCCC could exercise significant control over matters submitted to a vote of our stockholders, including electing directors, amending organizational documents and disapproving extraordinary transactions such as a takeover attempt, even though such actions may be favorable to the other common stockholders.

In particular, TCCC's ownership could have an effect on the Company's ability to engage in a change in control transaction. TCCC is obligated for a period of time to vote all of its common shares of the Company in excess of 20% of the outstanding common shares in the same proportion as all common shares not owned by TCCC with respect to a proposal for a change of control. However, if TCCC were to oppose such a change-in-control transaction, a bidder would be required to secure the support of holders of at least 62.5% of the Company's common shares not owned by TCCC (assuming that TCCC increased its ownership to 20% of the Company's common shares) to achieve a vote of a majority of the Company's outstanding shares for a change-in-control transaction. In addition, TCCC would have a bidding advantage if the Company's board of directors were to seek to sell the Company in the future because TCCC would not need to pay a control premium on the shares it owns at such time. TCCC and the Company would also be permitted to terminate TCCC's distribution coordination agreements with the Company after a change in control of the Company. In such event, TCCC would receive a termination fee if TCCC terminated the distribution coordination agreements following a change in control of the Company involving certain TCCC competitors, or if the Company terminated following a change in control of the Company involving any third-party.

The interests of TCCC may be different from or conflict with the interests of the Company's other stockholders and, as a result, TCCC's influence may result in the delay or prevention of potential actions or transactions. Moreover, TCCC's ownership of a significant amount of the Company's outstanding common shares could result in downward pressure on the trading price of the Company's common shares if TCCC were to sell a large portion of its shares or as a result of the perception that such a sale might occur.

We rely on bottlers and other contract packers to manufacture our products. If we are unable to maintain good relationships with our bottlers and contract packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

Our acquisition of AFF in 2016 brought our primary flavor supplier in-house for the majority of our Monster Energy® brand energy drinks. However, we also procure flavors from other independent flavor suppliers. In 2022, we continued to outsource manufacturing of our non-alcohol finished goods to bottlers and other contract packers. As a result, in the event of a disruption and/or delay, and/or demand exceeding forecasted demand, we may be unable to procure alternative packing facilities at commercially reasonable rates and/or within a reasonably short time period. In addition, there are limited alternative packing facilities in our domestic and international markets with adequate capacity and/or suitable equipment for many of our products. For example, in 2022, sales of many of our product lines continued to be adversely impacted by production capacity constraints as a result of above forecast demand. A lengthy disruption or delay in the production of any of our products could significantly adversely affect, and has adversely affected, our revenues from and/or costs of such products, because alternative co-packing facilities in the United States and abroad with adequate long-term capacity may not be available for such products either at commercially reasonable rates and/or costs and/or within a reasonably short time period and/or within a geographically cost effective distance, if at all. In addition, in recent years, there has been a consolidation of co-packers, leading us to increasingly rely on fewer co-packing groups, certain of which account for a large percentage of our co-packing capacity for our Monster Energy® drinks. If we are unable to maintain good relationships with our largest co-packers, or if our costs of co-packing increase, our business, financial condition and results of operations could be adversely affected.

We rely on our breweries for production of our alcohol beverages, and developments negatively affecting production at such facilities could materially impact the financial results of our Alcohol Brands segment.

We are currently dependent on CANarchy's portfolio of craft breweries, which includes Oskar Blues Brewery, Cigar City Brewing, Squatters Craft Beers, Wasatch Brewery, Deep Ellum Brewing Company, and Perrin Brewing Company, to manufacture our alcohol products. Adverse changes or developments affecting our currently limited number of breweries could hinder our ability to produce alcohol products to take to market on a timely basis or require us to entirely suspend our Alcohol Brands segment operations. Alternative facilities with sufficient capacity or capabilities may not be readily available or may take significant time or money to run at the same capacity as our current breweries. Such significant disruption may, in turn, have an adverse effect on gross margins, operating cash flows, and overall financial performance of our Alcohol Brands segment.

We rely on bottlers and distributors to distribute our products. If we are unable to maintain good relationships with our existing bottlers and distributors and/or secure such bottlers and distributors, our business could suffer.

Many of our bottlers/distributors are affiliated with and manufacture and/or distribute other carbonated, non-carbonated, non-alcohol, alcohol and other beverage products. In many cases, such products compete directly with our products.

Unilateral decisions by bottlers/distributors, buying groups, convenience chains, grocery chains, mass merchandisers, specialty chain stores, club stores, e-commerce retailers, e-commerce websites and other customers, including retailer disagreements with our bottlers/distributors, to discontinue carrying all or any of our products that they are carrying at any time, restrict the range of our products they carry, impose restrictions or limitations on the sale of our products and/or the sizes of containers of our products and/or devote less resources to the sale of our products could cause our business to suffer. Moreover, competitors' or others' attempts to persuade regulators, retailers, and/or customers in certain countries to reduce the permitted or maximum container sizes for our products from those currently being sold and marketed by us could negatively impact our business. In addition, possible trading disputes between our bottler/distributors and their customers or buying groups may result in the delisting of certain of the Company's products, temporarily or otherwise. Bottler/distributor consolidation may also have an impact on our business.

The TCCC North American Bottlers, Coca-Cola Europacific Partners, Coca-Cola Hellenic, Coca-Cola FEMSA, Coca-Cola Amatil, Swire Coca-Cola (China), COFCO Coca-Cola, Coca-Cola Beverages Africa and Coca-Cola İçecek are our primary domestic and international distributors of our non-alcohol products. We also sell our alcohol beverages to certain beer distributors through generally separate distribution networks for distribution to retailers. As a result, if we are unable to maintain good relationships with these bottlers/distributors, if changes in control or ownership occur within the current distribution network, or if they do not effectively focus on marketing, promoting, selling and distributing our products, sales of our products could be adversely affected.

A decision by any large customer to decrease the amount purchased from us or to cease carrying our products could have a material adverse effect on our financial condition and consolidated results of operations.

The marketing efforts of our bottlers/distributors are important for our success. If our brands prove to be less attractive to our existing bottlers and distributors, if we fail to attract additional bottlers and distributors, and/or our bottlers/distributors do not market, promote and distribute our products effectively, our business, financial condition and results of operations could be adversely affected.

Disruption in distribution channels and/or a decline in sales due to the termination and/or insolvency of existing or new bottlers/distributors may adversely affect our business and operating results.

No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms not less favorable to us than our current arrangements.

We currently derive most of our revenues from energy drinks, and competitive pressure in the energy drink category could adversely affect our business and operating results.

Our focus is in the energy drink category, and our business is vulnerable to adverse changes impacting the energy drink category and business, which could adversely impact our business and the trading price of our common stock.

Most of our sales are currently derived from our energy drinks, including our Monster Energy® brand energy drinks, our Reign Total Body Fuel® energy drinks and our Strategic Brands energy drinks (including our affordable brand energy drinks, principally Predator®). Any decrease in the sales of our Monster Energy® brand and other energy drinks could significantly adversely affect our future revenues and net income. Historically, we have experienced substantial competition from new entrants in the energy drink category as well as from the energy shot category. For a discussion of such competition, see "Part I, Item 1 – Business – Competition."

The increasing number of competitive products and limited amount of shelf space in retail stores, including in beverage coolers, may adversely impact our ability to gain or maintain our share of sales in the marketplace. In addition, certain actions of our competitors, including unsubstantiated and/or misleading claims, false advertising claims and tortious interference in our business, as well as competitors selling misbranded products, could impact our sales. Competitive pressures in the energy drink category could impact our revenues, cause price erosion and/or lower market share, any of which could have a material adverse effect on our business and results of operations.

Criticism of our beverages and/or criticism or a negative perception of our products generally could adversely affect us.

An unfavorable report on the health effects of caffeine, other ingredients in energy drinks or energy drinks generally, or criticism or negative publicity regarding the caffeine content and/or any other ingredients in our products or energy drinks generally, including product safety concerns, could have an adverse effect on our business, financial condition and results of operations. Articles critical of the caffeine content and/or other ingredients in energy drinks and/or articles indicating certain health risks of energy drinks have been published in recent years. We believe the overall growth of the energy drink market in the U.S. may have been negatively impacted by the ongoing negative publicity and comments that continue to appear in the media questioning the safety of energy drinks, and suggesting limitations on their ingredients (including caffeine), and/or the levels thereof, and/or imposing minimum age restrictions for consumers. In early 2018, certain retailers in the United Kingdom announced the introduction of voluntary retailer measures to prevent the sale of energy drinks to individuals under the age of 16. If reports, studies or articles critical of caffeine and/or energy drinks continue to be published or are published in the future, or additional voluntary measures are taken, they could adversely affect the demand for our products. If we are unable to satisfy all criteria set forth in any model energy drink guidelines, including, without limitation, those adopted by the American Beverage Association, of which we are a member, and/or any international beverage associations, it could negatively affect our overall reputation, which in turn could have a negative impact on our business, financial condition and results of operations.

The alcohol beverage industry has also been the subject of considerable societal and political attention for many years due to increasing public concern over alcohol-related health and social issues, including driving under the influence, underage drinking, and the negative health impacts of the misuse or abuse of alcohol. Moreover, antialcohol groups have successfully advocated, and increasingly continue to advocate, for more stringent labeling requirements, higher taxes, and other regulations designed to curtail alcohol consumption. In response to these concerns and advocacy, advertising by alcohol producers could be further restricted, additional, cautionary labeling or packaging requirements might be imposed, further restrictions on the sale of alcohol might be imposed, or there may be renewed efforts to impose increased excise or other taxes on alcohol sold in the United States or abroad. In addition, the increase of such criticism and negative perception of the relative healthfulness or safety of alcohol beverages could decrease sales and consumption of alcohol, including the demand for our alcohol products. Any such developments may have a negative impact on the operating results of our Alcohol Brands segment.

Increased competition in the beverage industry and changing retail landscape could hurt our business.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products, flavors, product positioning, quality as well as promotion and marketing strategies. Our products compete with a wide range of drinks, both non-alcohol and alcohol, produced by a relatively large number of domestic and international manufacturers, some of which have substantially greater financial, marketing and distribution resources than we do.

Important factors affecting our ability to compete successfully include the efficacy, taste and flavor of our products, trade and consumer promotions, rapid and effective development of new and unique cutting-edge products, attractive and different packaging, branded product advertising and pricing. The success of our sports marketing, social media and other general marketing endeavors may impact our business, financial condition and results of operation. Our products compete with all liquid refreshments and in some cases with products of much larger competitors, including the products of numerous nationally and internationally known producers such as TCCC, PepsiCo, Red Bull GmbH, KDP, Molson Coors, Constellation Brands, AB InBev, The Boston Beer Company and The Mark Anthony Group. We also compete with companies that are smaller or primarily national or local in operations, such as CELSIUS, PRIME, C4, Alani Nu, Bang, GHOST, and others as well as local craft breweries in our Alcohol Brands segment. Our products also compete with private-label brands such as those carried by grocery store chains, convenience store chains and club stores.

We anticipate competition will remain robust as some competitors are consolidating (as evidenced by business combinations of substantial value carried out by significant competitors in recent years), building more capacity, expanding geographically, and/or adding more SKUs and styles. For example, PepsiCo entered into a long-term strategic distribution arrangement with Celsius Holdings, Inc., a competitor in the energy drink space, in August 2022. Additionally, the number of competitors, especially craft brewers and craft distilleries, within the alcohol space and the sales of hard seltzers, FMBs, craft-brewed domestic beers, imported beers, CBD and other cannabis beverages, and ready-to-drink spirits are expected to increase, particularly following the U.S. Treasury Report, "Competition in the Market for Beer, Wine and Spirits" (the "Treasury Report") which promises to evaluate the impact of consolidation on marketplace competition. As a result of such increased competition for our products, we may face competitive pricing pressures and the demand for and market share of our products may fluctuate and possibly decline.

The rapid growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, and closures of physical retail operations, particularly during and following the COVID-19 pandemic, may result in a shift away from physical retail operations to digital channels and a reduction in impulse purchases. As we build our e-commerce capabilities, we may not be able to develop and maintain successful relationships with existing and new e-commerce retailers without experiencing a deterioration of our relationships with key customers operating physical retail channels. If we are unable to profitably expand our own e-commerce capabilities and/or if e-commerce retailers take significant market share away from traditional retailers our business may be adversely affected. Further, the ability of consumers to compare prices on a real-time basis using digital technology puts additional pressure on us to maintain competitive prices. Sales in gas chains may also be affected by increased gasoline prices, improvements in fuel efficiency and increased consumer preferences for electric or alternative fuel-powered vehicles, which may result in fewer trips by consumers to gas stations and a corresponding reduction in purchases by consumers in convenience gas retailers. If we are unable to successfully adapt to the rapidly changing retail landscape, our share of sales, volume growth and overall financial results could be negatively affected.

Due to competition in the beverage industry, there can be no assurance that we will not encounter difficulties in maintaining our current revenues, market share or position in the beverage industry. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

Our inability to implement our growth strategy, including expanding our business in existing and new sectors, such as the alcohol beverage sector, or to successfully integrate acquired businesses or assets could adversely affect our business and financial results.

Our ability to compete in the highly competitive beverage industry and to achieve our business growth objectives depends, in part, on our ability to develop new flavors, products and packaging. The success of our innovation, in turn, depends on our ability to identify consumer trends and cater to consumer preferences. If we are not successful in our innovation activities, our business, financial condition and results of operation could be adversely affected.

On February 17, 2022, we acquired CANarchy, a craft beer and hard seltzer company and may continue to make acquisitions that expand our business into new sectors in the beverage industry. Risks associated with entering into a new sector include: (1) having no or limited experience in such sector; (2) increased exposure to certain governmental regulations and compliance requirements; (3) difficulties developing, manufacturing, and marketing the products of newly acquired companies; and (4) our lesser familiarity with consumer preferences in the new sector. Entry into new sectors of the beverage industry may bring us into competition with new competitors that have potentially a larger, more established market presence. We cannot ensure that our entry into the alcohol beverage sector or any other new beverage sectors will be profitable and future profitability may be delayed or otherwise materially adversely affected.

Overall, the effectiveness of these acquisitions can be less predictable than developing new lines of energy drinks and might not provide the anticipated benefits or desired rates of return. Integrating the operations of acquired businesses could be a difficult, costly and time-consuming process that involves a number of risks including, but not limited to, the integration of company cultures and management teams, retaining key employees and customers, increased exposure to certain governmental regulations and compliance requirements, increased costs, and use of resources. To the extent we integrate acquired businesses, it is possible that we will not realize the expected benefits from any completed acquisition over the timeframe we expect, or at all, or that our existing operations will be adversely affected as a result of acquisitions. The costs of achieving these benefits could also be higher than we expected. Therefore, the acquisition and integration of acquired businesses may not contribute to our earnings as expected, we may not achieve profit margin targets when expected, or at all, and we may not achieve the other anticipated strategic financial benefits of such transactions.

Changes in consumer product and shopping preferences may reduce demand for our products.

The beverage industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us. There is increasing awareness of and concern for health, wellness and nutrition considerations, including concerns regarding caloric intake associated with sugar-sweetened beverages, the perceived undesirability of artificial ingredients, and the potential adverse consequences from excess consumption of alcohol beverages. Some consumer advocacy groups and others have expressed concerns regarding certain ingredients in diet sodas, which are contained in certain of our energy drinks, or have called for the curtailment of alcohol dissemination and consumption. There are also changes in demand for different packages, sizes and configurations. Such developments could reduce our revenues and adversely affect our results of operations.

Consumers are seeking greater variety in their beverages. For example, with regard to our Alcohol Brands, the broader alcohol industry is experiencing a shift in drinking preferences and behaviors, moving away from traditionally popular beer brands and segments and towards above premium beers, hard seltzers, FMBs, ready-to-drink malt-based, sugar-based, and spirits-based beverages, CBD and other cannabis beverages, and other similar beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers.

In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages and be competitive in the areas of efficacy, taste, quality and price, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands, products and/or packages may be limited to a few years before consumers' preferences change. The beverages we currently market are in varying stages of their product lifecycles, and there can be no assurance that such beverages will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We may also be unable to penetrate new markets. Additionally, as shopping patterns are being affected by the digital evolution, with customers embracing shopping by way of mobile device applications, e-commerce retailers and e-commerce websites or platforms, we may be unable to address or anticipate changes in consumer shopping preferences or engage with our customers on their preferred platforms. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

Our continued expansion outside of the United States exposes us to uncertain conditions and other risks in international markets.

We have continued expanding our energy drink operations internationally into a variety of new markets. Our net sales to customers outside of the United States were approximately 37%, 37% and 33% of consolidated net sales for the years ended December 31, 2022, 2021 and 2020, respectively. As our growth strategy includes further expanding our international business, if we are unable to continue to expand distribution of our products outside the United States, our growth rate could be adversely affected. In many international markets, we have limited operating experience and in some international markets we have no operating experience. It is costly to establish, develop and maintain international operations and develop and promote our brands in international markets. Our percentage gross profit margins in many international markets are expected to be less than the comparable percentage gross profit margins obtained in the United States. We face and will continue to face substantial risks associated with having foreign operations, including: economic and/or political instability in our international markets; fluctuations in foreign currency exchange rates; restrictions on or costs relating to the repatriation of foreign profits to the United States, including possible taxes and/or withholding obligations on any repatriations; and tariffs and/or trade restrictions. These risks could have a significant impact on our ability to sell our products on a competitive basis in international markets and could have a material adverse effect on our business, financial condition and results of operations. Also, our operations outside of the United States are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, higher product damages, particularly when products are shipped long distances, potentially higher incidence of fraud and/or corruption, credit risk of local customers and distributors and potentially adverse tax consequences.

If we are not able to pass on increases in the costs of raw materials, including aluminum cans, ingredients, fuel and/or costs of co-packing, or if we experience shortages of such raw materials, our business and results of operations could be materially, adversely affected and result in a higher cost base.

The principal raw materials used by us are aluminum cans, sleek aluminum cans, aluminum cap cans, aluminum cans with re-sealable ends, aluminum or steel kegs, cartons, PET plastic bottles, caps, flavors, juice concentrates, glucose, sugar, sucralose, milk, cream, coffee, tea, cocoa, malted barley, hops, water, yeast, ethanol, supplement ingredients and other packaging materials, the costs and availability of which are subject to fluctuations. For certain flavors purchased from third-party suppliers and used in a limited number of our Monster Energy® brand energy drinks and/or our Strategic Brands energy drinks, these third-party flavor suppliers own the proprietary rights to certain of their flavor formulas. We do not have possession of the list of such flavor ingredients or formulas used in the production of certain of our products and certain of our blended concentrates, and we may be unable to obtain comparable flavors or concentrates from alternative suppliers on short notice. Our third-party flavor suppliers generally do not make such flavors and/or blended concentrates available to other third-party customers. We have identified alternative suppliers for certain of the ingredients contained in many of our beverages. However, industry-wide shortages of certain flavor ingredients, flavors, fruits and fruit juices, coffee, tea, cocoa, dairy-based products, packaging materials (including aluminum cans) supplement ingredients and sweeteners have been, and could from time to time in the future be, encountered, which could interfere with and/or delay production of certain of our products. In addition, certain of our co-packing arrangements allow such co-packers to increase their fees based on certain of their own cost increases. We are uncertain whether the prices of any of the above or any other raw materials or ingredients, many of which have recently risen significantly, will continue to rise or may rise in the future. We are unsure whether we will be able to pass any of such increases on to our customers. Although we generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials, from time to time, we, through our aluminum can suppliers, enter into purchase agreements for the purchase of aluminum, as well as enter into purchase agreements for portions of our annual anticipated requirements for certain of our other raw materials such as glucose, sugar and sucralose. In recent years, the United States has imposed tariffs on steel and aluminum as well as on goods imported from certain countries. Additional tariffs imposed by the United States on a broader range of imports, or further trade measures taken by other countries, could result in an increase in supply chain costs.

Our failure to accurately estimate demand for our products or maintain sufficient inventory levels could adversely affect our business and financial results.

We may not correctly estimate demand for our existing products and/or new products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, including in new markets. If we materially underestimate demand for our products, and/or are unable to secure sufficient ingredients, raw materials and/or packaging materials, or experience production shortages or quality issues, we might not be able to satisfy demand on a short-term basis. Moreover, industry-wide shortages of certain juice concentrates, supplement ingredients and sweeteners have been and could, from time to time in the future, be experienced, resulting in production fluctuations and/or product shortages. We generally do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with and/or delay production of certain of our products and could have a material adverse effect on our business and financial results.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors and/or retailers, increase our distribution costs and/or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the requisite products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

Our business is subject to seasonality, which may cause fluctuations in our operating results.

Our business is subject to seasonality, which may cause the sale of our products to fluctuate from period to period due to the inherent demands and timing of our customers and consumer needs as well as seasonal factors, such as poor weather conditions. Given such variation by season, our results for any particular quarter may not be indicative of the results to be achieved for the entire fiscal year.

The costs of packaging supplies, ocean and domestic freight, and inflation generally may adversely affect our results of operations.

Many of our packaging supply contracts allow our suppliers to alter the costs they charge us for packaging supplies based on changes in the costs of the underlying commodities that are used to produce those packaging supplies, such as aluminum for cans, PET plastic for bottles and pulp and paper for cartons and/or trays. These changes in the prices we pay for our packaging supplies occur at certain predetermined times that vary by product and supplier. In some cases, we are able to fix the prices of certain packaging supplies and/or commodities for a reasonable period. In other cases, we bear the risk of increases in the costs of these packaging supplies, including the underlying costs of the commodities that comprise these packaging supplies. We do not use derivative instruments to manage this risk. Recently, inflation has affected, and continues to affect certain of our raw material and packaging costs, commodities and other inputs globally. If the costs of packaging supplies and other costs, such as shipping container costs and ocean and domestic freight rates, increase, we may be unable to pass these costs along to our customers through corresponding adjustments to the prices we charge, which could have a material adverse effect on our results of operations.

Global or regional catastrophic events, such as the military conflict in Ukraine, could impact our operations and affect our ability to grow our business.

Because of our increasingly global presence, our business could be affected by unstable political conditions, civil unrest, protests and demonstrations, large-scale terrorist acts, especially those directed against the United States or other major industrialized countries where our products are distributed, the outbreak or escalation of armed hostilities (such as the military conflict in Ukraine), major natural disasters and extreme weather conditions, such as hurricanes, wildfires, tornados, earthquakes or floods, or widespread outbreaks of infectious diseases (such as the COVID-19 pandemic). Such catastrophic events could impact our operations and our supply chain, including the production and/or distribution of our products. Materials and/or personnel may need to mobilize to other locations. Our headquarters and a large part of our operations are located in California, a state at greater risk for earthquakes and wildfires. Some of the raw materials we use, including certain sizes of cans, are available from limited suppliers, and a regional catastrophic event impacting such suppliers could adversely impact our operations. In addition, such events could disrupt global or regional economic activity, which could affect consumer purchasing power and consumers' ability to purchase our products, thereby reducing demand for our products. If our operations are disrupted or we are unable to grow our business as a result of these factors, our growth rate could decline and our business, financial condition and results of operations could be adversely affected.

The COVID-19 pandemic has impacted and may continue to impact our business and operations.

The current COVID-19 pandemic has presented and may continue to present a substantial public health and economic challenge in certain countries and has affected, and may continue to affect, our employees, communities and business operations, as well as the global economy and financial markets. The human and economic consequences, and consequences in general, of the COVID-19 pandemic, including new variants, as well as the measures taken or that may be taken in the future by governments, businesses (including the Company and our suppliers, bottlers/distributors, co-packers and other service providers) and the public at large to limit the COVID-19 pandemic, have and will directly and indirectly impact our business and results of operations. In China, in particular, COVID-19 policies, including certain lockdowns in 2022, adversely affected sales in the region and may continue to have an impact on our financial results in such country.

The negative impacts and consequences of the COVID-19 pandemic may have a material adverse effect on our business, reputation, operating results and/or financial condition and could exacerbate many of the risk factors discussed herein, any of which could materially affect our business, reputation, operating results and/or financial condition.

Failure to meet sustainability expectations or standards could expose us to increased costs, reputational harm, or other adverse consequences.

Regulators and stakeholders are increasingly focusing on sustainability matters, including, but not limited to, greenhouse gas emissions and other climate-related risks, sustainable packaging, water stewardship, diversity, equity, and inclusion, and corporate governance and oversight. While we are actively addressing these issues and have publicly committed to setting certain sustainability-related targets, these initiatives are our current plans and aspirations, may be refined in the future, and are not guarantees that we will be able to achieve them, especially given the difficulties and expenses of implementation as well as the ever-changing regulatory and technological landscape. For example, disclosures about our sustainability-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Furthermore, the rules, regulations, and standards set forth by various governmental and self-regulatory organizations, including the SEC, the European Commission, and the Financial Accounting Standards Board, continue to evolve in scope and complexity, which, in turn, makes compliance more uncertain and difficult. These changing rules and regulations, along with constantly evolving stockholder expectations, have resulted in, and may continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such expectations and rules.

Our failure or perceived failure to progress or achieve our sustainability goals, maintain sustainability practices, or comply with emerging sustainability regulations that meet developing regulatory or stakeholder expectations could harm our reputation, harm our ability to maintain or attract customers and talent, and expose us to increased scrutiny from enforcement authorities and stakeholders. Our reputation may also be harmed by the perceptions that our stakeholders have about our action or inaction on sustainability-related issues as well as the nature or scope of, or revisions to, our sustainability initiatives and goals. Damage to our reputation and loss of brand equity may reduce demand for our products and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and could also reduce our stock price.

Climate change and natural disasters may affect our business.

There is concern that a gradual increase in global average temperatures due to increased carbon dioxide and other greenhouse gases in the atmosphere could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changing weather patterns could result in decreased agricultural productivity in certain regions, and/or outbreaks of diseases or other health issues, which may limit availability and/or increase the cost of certain key ingredients, juice concentrates, supplements and other ingredients used in our products and could impact the food security of communities around the world. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain and/or impact demand for our products.

Natural disasters and extreme weather conditions, such as hurricanes, wildfires, earthquakes or floods, and outbreaks of diseases (such as the COVID-19 pandemic) or other health issues may affect our operations and the operation of our supply chain, impact the operations of our bottlers/distributors and unfavorably impact our consumers' ability to purchase our products.

The predicted effects of climate change may also result in challenges regarding availability and quality of water, or less favorable pricing for water, which could adversely impact our business and results of operations. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, and may require us to make additional investments in facilities and equipment. Changes in applicable laws, regulations, standards or practices related to greenhouse gas emissions, packaging and water scarcity, as well as initiatives by advocacy groups in favor of certain climate change-related laws, regulations, standards or practices, may result in increased compliance costs, capital expenditures and other financial obligations, which could affect our business, financial condition and results of operations. For example, last year, the SEC and, subsequently, the European Commission published proposed rules that, if adopted, would require companies to significantly increase their disclosures related to climate change and mitigation efforts, which may require us to incur additional costs to comply and impose more oversight obligations on our Board of Directors and management. Sales of our products may also be influenced to some extent by weather conditions in the markets in which we operate. We, our bottlers and our contract packers, use a number of key ingredients in the manufacture of our beverage products that are derived from agricultural commodities, such as sugar, ethanol, coffee, tea cocoa, barley and hops. Increased demand for food products and decreased agricultural productivity in certain regions of the world as a result of changing weather patterns and other factors may limit the availability or increase the cost of such agricultural commodities and could impact the food security of communities around the world. Weather conditions may influence consumer demand for certain of our beverages, which could have an effect on our operations, either positively or negatively.

If we are not able to retain the services of our workforce, there may be an adverse effect on our operations and/or our operating performance until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our workforce. We do not maintain key person life insurance on any members of our senior management. The loss of services of either Rodney Sacks, Chairman and Co-Chief Executive Officer, Hilton Schlosberg, Vice Chairman and Co-Chief Executive Officer, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

Negative publicity (whether or not warranted) could damage our brand image and corporate reputation, and may cause our business to suffer.

Our success depends on our ability to build and maintain the brand image for our existing products, new products and brand extensions and maintain our corporate reputation. There can be no assurance that our advertising, marketing and promotional programs and our commitment to product safety and quality, human rights and environmental sustainability will have the desired impact on our products' brand image and on consumer preferences and demand. Claims regarding product safety, quality and/or ingredient content issues, efficacy or lack thereof (real or imagined), our culture and our workforce, our environmental impact and the sustainability of our operations, or allegations of product contamination, even if false or unfounded, could tarnish the image of our brands and may cause consumers to choose other products. Consumer demand for our products could diminish significantly if we, our employees, bottlers/distributors, suppliers or business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, discriminatory, unequal or socially irresponsible manner, including with respect to the sourcing, content or sale of our products, service and treatment of our customers, or the use of customer data. Furthermore, our brand image or perceived product quality could be adversely affected by litigation, unfavorable reports in the media (internet or elsewhere), studies in general and regulatory or other governmental inquiries (in each case whether involving our products or those of our competitors) and proposed or new legislation affecting the beverage industry, whether related to alcohol or non-alcohol beverages. Negative postings or comments on social media or networking websites about the Company or any one of our brands, even if inaccurate or malicious, could generate adverse publicity that could damage the reputation of our brands or the Company. Business incidents, whether isolated or recurring and whether originating from us, our bottlers/distributors, suppliers or business partners, that erode consumer trust can significantly reduce brand value or potentially trigger boycotts of our products and can have a negative impact on consumer demand for our products as well as our reputation and financial results. The impact of such incidents may be exacerbated if they receive considerable publicity, including rapidly through social or digital media (including for malicious reasons) or result in litigation.

In addition, from time to time, there are public policy endeavors that are either directly related to our products and packaging or to our business. These public policy debates can occasionally be the subject of backlash from advocacy groups that have a differing point of view and could result in adverse media and consumer reaction, including product boycotts. Similarly, our sponsorship relationships could subject us to negative publicity as a result of actual or alleged misconduct by individuals or entities associated with organizations we sponsor or support. Likewise, campaigns by activists connecting us, or our supply chain, with human and workplace rights, environmental or animal rights issues could adversely impact our corporate image and reputation. We have made a number of commitments to respect human rights, including the policies and initiatives described in our California Transparency in Supply Chains Act & United Kingdom Modern Slavery Act statement. Allegations, even if untrue, that we are not respecting the human rights found in the United Nations Universal Declaration of Human Rights;

actual or perceived failure by our suppliers or other business partners to comply with applicable labor and workplace rights laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers; adverse publicity surrounding obesity, alcohol consumption, including alcoholism and drunk driving, and other such health concerns related to our products, water usage, our environmental impact and the sustainability of our operations, labor relations, our culture and our workforce or the like could negatively affect our Company's overall reputation and brand image, which in turn could have a negative impact on our products' acceptance by consumers.

Government Regulation and Litigation Risks

Changes in government regulation, or a failure to comply with existing regulations related to energy drinks, could adversely affect our business, financial condition and results of operations.

Legislation has been proposed and/or adopted at the U.S. federal, state and/or municipal level and proposed and/or adopted in certain foreign jurisdictions to restrict the sale of energy drinks (including, prohibiting the sale of energy drinks at certain establishments or pursuant to certain governmental programs), limit the content of caffeine and other ingredients in beverages, require certain product labeling disclosures and/or warnings, impose excise taxes, limit product size or impose age restrictions for the sale of energy drinks. For a discussion of certain of such legislation, see "Part I, Item 1 – Business – Government Regulation." Furthermore, additional legislation may be introduced in the United States and other countries at the federal, state, local, municipal and supranational level in respect of each of the foregoing subject areas. Public health officials and health advocates are increasingly focused on the public health consequences associated with obesity, especially as it affects children, and are seeking legislative change to reduce the consumption of sweetened beverages. There also has been increased focus on caffeine content in beverages, and we are seeing some attention to other ingredients in energy drinks. To the extent any such legislation is enacted in one or more jurisdictions where a significant amount of our products are sold, individually or in the aggregate, it could result in a reduction in demand for, or availability of, our energy drinks, and adversely affect our business, financial condition and results of operations.

The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the FD&C Act; the Occupational Safety and Health Act; various environmental statutes; data privacy laws; California Proposition 65; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling, packaging and ingredients of such products.

Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations.

If a regulatory authority finds that a current or future product, its label, or a production run is not in compliance with any of these regulations, we may be fined, or the products in question may have to be recalled, removed from the market, reformulated and/or have the packaging changed, which could adversely affect our business, financial condition and results of operations.

Regulations concerning our alcohol beverages may adversely affect our business, financial condition or results of operations and inhibit the sales of such products.

Governmental agencies heavily regulate the alcohol beverage industry. In particular, they monitor and regulate licensing, warehousing, trade and pricing practices, permitted and required labeling, including warning labels, signage, advertising, relations with wholesalers and retailers, and, in control states, product listings. Increased regulatory trade practice enforcement may increase in response to the Treasury Report. There may also be a focus on companies with established non-alcohol beverages lines of business that have expanded into the alcohol beverage industry, since marketing practices that are acceptable in the non-alcohol space may have regulatory challenges in the alcohol space. In addition, other countries in which we may sell alcohol beverages could impose duties, excise taxes and/or other related taxes. If, in the future, we are unable to comply with certain regulations, sales of our products could decrease significantly. Additionally, if such agencies or jurisdictions, foreign or domestic, choose to implement new or revised laws, regulations, fees, taxes, or other such requirements, our business could be adversely affected. If such governmental bodies require increased additional product labeling, warning requirements, or limitations on the marketing or sale of our alcohol products due to their contents or allegations concerning their potential to cause adverse health effects, our sales of alcohol beverages may be adversely affected.

Significant changes to or failure to comply with various environmental laws may expose us to liability and/or cause certain of our facilities and/or those of our co-packers to close, relocate or operate at reduced production levels, which could adversely affect our business, financial condition and results of operations.

We, and our co-packers, are subject to a wide and increasingly broad array of federal, state, regional, local, and international environmental laws, including statutes and regulations, which aim to regulate emissions and impacts to air, land, and water. Our operations and those of our co-packers may result in odors, noise, or other pollutants being emitted. Failure to comply with any environmental laws or any future changes to them could result in alleged harm to employees or others near our facilities or those of our co-packers. Significant costs to satisfy environmental compliance, remediation or compensatory requirements, or the imposition of penalties or restrictions on operations by governmental agencies or courts may adversely affect our business, financial condition, and results of operations.

Increasing concern over sustainability matters, including climate change, will likely result in new or revised laws and regulations aimed at reducing or mitigating the potential effects of greenhouse gases, restricting or increasing the costs of commercial water use due to local water scarcity concerns, or increasing mandatory reporting of certain sustainability metrics, such as recycling. If we fail to comply with applicable environmental compliance mandates or fail to meet sustainability metrics, our business operations and our reputation could be adversely impacted.

We cannot predict the effect of possible inquiries from and/or actions by attorneys general, other government agencies and/or quasi-government agencies into the production, advertising, marketing, promotion, labeling, ingredients, usage and/or sale of our products.

We are subject to the risks of investigations and/or enforcement actions by state attorneys general and/or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage and/or sale of our products, and we are a party, from time to time, to various government and regulatory inquiries and/or proceedings. Defending these proceedings can result in significant ongoing expenditures and the diversion of our management's time and attention from the operation of our business, which could have a negative effect on our business operations.

In addition, from time to time, government and/or quasi-governmental agencies may investigate the safety of caffeine and other ingredients in energy drinks as well as the safety and potential adverse effects of alcohol beverages. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products and/or the advertising, marketing, promotion, ingredients, usage and/or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, product reformulations, container changes, changes in the usage or sale of our products and/or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

Litigation regarding our products, and related unfavorable media attention, could expose us to significant liabilities and reduce demand for our products, thus negatively affecting our financial results.

We have been and are a party, from time to time, to various litigation claims and legal proceedings, including, but not limited to, intellectual property, fraud, unfair business practices, false advertising, product liability, breach of contract claims, claims from prior distributors, labor and employment matters, personal injury matters, consumer class actions, securities actions and shareholder derivative actions.

Other lawsuits have been filed against us claiming that certain statements made in our advertisements and/or on the labels of our products were false and/or misleading or otherwise not in compliance with food standards under local law, and/or that our products are not safe. Putative class action lawsuits have also been filed against certain of our competitors asserting that certain claims in their advertisements amount to false advertising. We do not believe any statements made by us in our promotional materials or set forth on our product labels are false or misleading or noncompliant with local law, or that our products are in any way unsafe, and we vigorously defend such lawsuits.

Our acquisition of CANarchy also exposes us to class action or other private or governmental litigation and claims relating to alcohol marketing, advertising, or distribution practices, alcohol abuse problems or other health consequences arising from excessive consumption of or other misuse of alcohol, including death. For example, in a number of states, plaintiffs have alleged that alcohol beverage manufacturers and marketers have improperly targeted underage consumers in their advertising in violation of the consumer protection or deceptive trade practices statutes of certain states.

Any of the foregoing matters or other litigation, the threat thereof, or unfavorable media attention arising from pending or threatened product-related litigation could consume significant financial and managerial resources and result in decreased demand for our products, significant monetary awards against us, an injunction barring the sale of any of our products and injury to our reputation. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common stock to decline.

If we encounter material product recalls, our business may suffer material losses and such recalls could damage our brand image and corporate reputation, also resulting in material losses.

We may be required from time to time to recall products entirely or from specific co-packers, markets, retailers or batches or reformulate certain of our products if such products become contaminated, damaged, mislabeled, defective or otherwise materially non-compliant with applicable regulatory requirements. A material product recall could adversely affect our profitability and our brand image and corporate reputation. We do not maintain recall insurance.

Intellectual Property, Information Technology and Data Privacy Risks

Our intellectual property rights are critical to our success, and the loss of such rights could materially adversely affect our business.

We own numerous trademarks that are very important to our business. We also own the copyright in, and to, a portion of the content on the packaging of our products. We regard our trademarks, copyrights and similar intellectual property as critical to our success and attempt to protect such intellectual property through registration and enforcement actions. However, there can be no assurance that other parties will not infringe or misappropriate our trademarks, copyrights and similar proprietary rights. We also have been, and may in the future be, unable to use our trademarks, trade names or designs and/or trade dress in certain countries, which may impact sales of the affected brands and require increased expenditures, which could have an adverse effect on our business, financial condition or results of operations.

We must continually maintain, monitor, protect and/or upgrade our information technology systems, including protecting us from internal and external cybersecurity threats.

Information technology enables us to operate efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not appropriately allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, and/or the loss of and/or damage to intellectual property through security breaches, including internal and external cybersecurity threats. Cybersecurity attacks are evolving, may be difficult to detect for periods of time, and include, but are not limited to, malicious software (malware, ransomware and viruses), phishing and social engineering, attempts to gain unauthorized access to networks, computer systems and data, malicious or negligent actions of employees (including misuse of information they are entitled to access), cyber extortion, electronic or wire fraud, and other forms of electronic security breaches. Such attacks could lead to disruptions in or loss of access to our data or business systems, an inability to process customer orders and/or lost customer orders, unauthorized release of confidential or otherwise protected information, lost revenues or other costs due to office, plant, warehouse or other facility disruption or shutdown, and corruption of data.

We rely on relationships with third parties, including suppliers, distributors, bottlers, contract packers, contractors, cloud data storage and other information technology service providers and other external business partners, for certain functions or for services in support of our operations. These third-party service providers and partners, with whom we may share data, are subject to similar risks as we are relating to cybersecurity, privacy violations, business interruption, and systems, as well as employee failures. While we have procedures in place for selecting and managing our relationships with third-party service providers and other business partners, we do not have control over their business operations or governance and compliance systems, practices and procedures, which increases our financial, legal, reputational and operational risk. These third parties may experience cybersecurity incidents that may involve data we share with them or rely on them to provide to us, and the need to coordinate with such third-parties, including with respect to timely notification and access to personnel and information concerning an incident, may complicate our efforts to resolve any issues that arise.

However, given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to operational interruption, damage to our brand image and private data exposure.

Moreover, if our data management systems, including our SAP enterprise resource planning system, do not effectively collect, store, process and report relevant data for the operation of our business (whether due to equipment malfunction or constraints, software deficiencies, cybersecurity attack and/or human error), our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

If we fail to comply with data privacy and personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which may negatively impact our business and operating results.

We receive, process, transmit and store information relating to certain identified or identifiable individuals ("personal data"), including current and former employees, in the ordinary course of business. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. These laws are subject to change, and new personal data legislation may be enacted in other jurisdictions at any time. In the European Union, the General Data Protection Regulation ("GDPR") became effective in May 2018 for all member states. The GDPR includes operational requirements for companies receiving or processing personal data of residents of the European Union different from those that were previously in place and also includes significant penalties for noncompliance. Additionally, the California Consumer Privacy Act of 2018 ("CCPA"), which was enacted in June 2018 and came into effect on January 1, 2020, provides a new private right of action and statutory damages for certain data breaches and imposes operational requirements on companies that process personal data of California residents, including making new disclosures to consumers about data collection, processing and sharing practices and allowing consumers to opt out of certain data sharing with third parties.

Changes introduced by the GDPR and the CCPA, as well as other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions, subject the Company to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices. There can be no assurances that our security controls over personal data, training of personnel on data privacy and data security, vendor management processes, and the policies, procedures and practices we implement will prevent the improper processing or breaches of personal data. Data breaches or improper processing, or breaches of personal data in violation of the GDPR, the CCPA and/or of other personal data protection or privacy laws and regulations, could harm our reputation, cause loss of consumer confidence, subject us to government enforcement actions (including fines), or result in private litigation against us, which may result in potential loss of revenue, increased costs, liability for monetary damages or fines and/or criminal prosecution, thereby negatively impacting our business and operating results.

Financial Risks

Fluctuations in our effective tax rate could adversely affect our financial condition and results of operations.

We are subject to income and other taxes in both the U.S. and certain foreign jurisdictions. Therefore, we are subject to audits for multiple tax years in various jurisdictions at once.

We are in various stages of examination with certain states and certain foreign jurisdictions. Our 2019 through 2021 U.S. federal income tax returns are subject to examination by the IRS. Our state income tax returns are subject to examination for the 2018 through 2021 tax years.

At any given time, events may occur which change our expectation about how any such tax audits will be resolved and thus, there could be significant variability in our quarterly and/or annual tax rates, because these events may change our plans for uncertain tax positions.

Changes in U.S. tax laws as a result of any legislation proposed by the new U.S. Presidential Administration or U.S. Congress, which may include efforts to change or repeal the 2017 Tax Cuts and Jobs Act and the federal corporate income tax rate reduction, could adversely affect our provision for income taxes, resulting in an adverse impact on our financial condition or results of operations. In addition, changes in the manner in which U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect our financial condition or results of operations. For example, the Organization for Economic Cooperation and Development ("OECD") has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting ("BEPS") project. These changes, to the extent adopted, may increase tax uncertainty, result in higher compliance costs and adversely affect our provision for income taxes, results of operations and/or cash flow. In connection with the OECD's BEPS project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in various countries. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation could differ from our historical provisions and accruals, resulting in an adverse impact on our financial condition or results of operations.

We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired.

Under United States Generally Accepted Accounting Principles ("GAAP"), we are required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include, declining or slower than anticipated growth rates for certain of our existing products, a decline in stock price and market capitalization, and slower growth rates in our industry.

We may be required in the future to record a significant charge to earnings during the period in which we determine that our intangible assets have been impaired. Any such charge would adversely impact our results of operations. As of December 31, 2022, our goodwill totaled approximately $1.42 billion and other intangible assets totaled approximately $1.22 billion.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

We are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. We enter into forward currency exchange contracts with financial institutions to create an economic hedge to specifically manage a portion of the foreign exchange risk exposure associated with certain consolidated subsidiaries' non-functional currency denominated assets and liabilities. We have not used instruments to hedge against all foreign currency risks and are therefore not protected against all foreign currency fluctuations. As a result, our reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time. The current relative strength of the U.S. dollar has impacted our results of operations.

For the years ended December 31, 2022, 2021 and 2020, aggregate foreign currency transaction gains (losses), including the gains or losses on forward currency exchange contracts, amounted to ($37.9) million, $0.3 million and ($11.2) million, respectively.

Potential changes in accounting standards or practices and/or taxation may adversely affect our financial results.

We cannot predict the impact that future changes in accounting standards or practices may have on our financial results. New accounting standards could be issued that change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings. Increases in direct and indirect income tax rates could affect after-tax income. Equally, increases in indirect taxes (including environmental taxes pertaining to the disposal of beverage containers and/or indirect taxes on beverages generally or energy drinks in particular) could affect our products' affordability and reduce our sales.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting on a consolidated basis, our stock price and investor confidence in the Company could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures as well as internal control over financial reporting that are effective for the purposes described in "Part II, Item 9A – Controls and Procedures." If we fail to maintain such controls and procedures, our business, results of operations, financial condition and/or the value of our stock could be materially harmed.

Uncertainty in the financial markets and other adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our industry, business and results of operations.

Global economic uncertainties, including highly inflationary economies and foreign currency exchange rates and rising interest rates, affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. There can be no assurance that economic improvements will occur, or that they would be sustainable, or that they would enhance conditions in markets relevant to us. In addition, we cannot predict the duration and severity of disruptions in any of our markets or the impact they may have on our customers or business, as our expansion outside of the United States has increased our exposure to any developments or crises in African, Asian, European and other international markets. Unfavorable economic conditions and financial uncertainties in our major international markets, including economic slowdowns and recessions, and unstable political conditions, including civil unrest and governmental changes, in certain of our other international markets could undermine global consumer confidence and reduce consumers' purchasing power, thereby reducing demand for our products. Included in the foregoing are long-term uncertainties surrounding the United Kingdom's withdrawal from the European Union on January 31, 2020 (commonly referred to as "Brexit") and any resulting increases in tariffs, importation restrictions, out of stocks, volatility in currency exchange rates, including the valuation of the euro and the British pound in particular, changes in the laws and regulations applied in the United Kingdom or impacts on economic and market conditions in the United Kingdom, the European Union and its member states and elsewhere. The foregoing also includes the military conflict in Ukraine and any increased economic uncertainty and volatility in commodity prices that it poses.

Default by or failure of one or more of our counterparty financial institutions could cause us to incur significant losses.

As part of any hedging activities that we may conduct, we may enter into transactions involving derivative financial instruments, including forward contracts, commodity futures contracts, option contracts, collars and swaps, with various financial institutions. We also have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions both in the United States and abroad, exposing us to risk of default by or failure of such counterparty financial institutions. This risk of counterparty default or failure is greater during periods of economic downturn or uncertainty in financial markets. If one of our counterparties became insolvent or filed for bankruptcy, our ability to recover losses incurred due to the default or to retrieve assets deposited or held in accounts with such counterparty may be limited by the counterparty's liquidity or applicable laws governing insolvency and bankruptcy proceedings. Default by or failure of one or more of our counterparties could cause us to incur significant losses and negatively impact our results of operations and financial condition.

Volatility of stock price may restrict sale opportunities.

Our stock price is affected by a number of factors, including stockholder expectations, financial results, the introduction of new products by us and our competitors, general economic and market conditions such as inflation, estimates and projections by the investment community and public comments by other parties as well as many other factors including litigation, many of which are beyond our control. We do not provide guidance on our future performance, including, but not limited to, our revenues, margins, product mix, operating expenses, net income, or earnings per share. We may be unable to achieve analysts' net revenue and/or earnings forecasts, which are based on their own projected revenues, sales volumes and sales mix of many product types and/or new products, certain of which are more profitable than others, as well as their own estimates of gross margin and operating expenses. There can be no assurance that we will achieve any such projected levels or mix of product sales, revenues, gross margins, operating profits, net income and/or earnings per share. As a result, our stock price is subject to significant volatility, and stockholders may not be able to sell our stock at attractive prices. In addition, periods of volatility in the market price of our stock could result in the initiation of securities class action litigation against us. During the fiscal year ended December 31, 2022, the high of our stock price was $104.65 and the low was $71.78.

Our investments are subject to risks which may cause losses and affect the liquidity of these investments.

At December 31, 2022, we had $1.31 billion in cash and cash equivalents, $1.36 billion in short-term investments and $61.4 million in long-term investments, including certificates of deposit, commercial paper, U.S. government agency securities, U.S. treasuries, and to a lesser extent, municipal securities. Certain of these investments are subject to general credit, liquidity, market and interest rate risks. These risks associated with our investment portfolio may have an adverse effect on our future results of operations, liquidity and financial condition.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.   PROPERTIES

As of February 16, 2023, our principal properties include our corporate headquarters as well as our Southern California warehouse and distribution center.

Our owned corporate facilities located in Corona, California, consist of (i) an approximately 141,000 square-foot, free-standing, six-story building (LEED Gold and ENERGY STAR certified), (ii) an approximately 147,625 square-foot three-story parking structure and storage facility, which houses our approximately 14,000 square-foot quality control laboratory, (iii) an approximately 75,426 square foot, free-standing, three-story building (currently pursuing ENERGY STAR certification), (iv) an approximately 20,661 square-foot, free-standing, single-story building and (v) an approximately 49,617 square-foot, free-standing, two-story building.

Our owned Southern California warehouse and distribution center is located in Rialto, California, consisting of an approximately 1,000,000 square-foot building which is LEED certified.

During 2022, we acquired certain real property and equipment in Norwalk, California. We intend to utilize the property as a manufacturing facility for certain of our products.

During 2020, we purchased a three-story office building located in Uxbridge, United Kingdom.

During 2019, we acquired a manufacturing plant and adjoining land in Athy, County Kildare, Ireland to produce and supply ingredients, including flavors, for certain of our international markets.

During 2019, we purchased approximately 7.66 acres of land in San Fernando, California. We are in the process of constructing a new production facility thereon to consolidate AFF's operations into a single location.

In addition, we lease many smaller office and/or warehouse/manufacturing spaces, both domestically and in certain international locations.

ITEM 3.   LEGAL PROCEEDINGS

From time to time in the normal course of business, the Company is named in litigation, including labor and employment matters, personal injury matters, consumer class actions, intellectual property matters and claims from prior distributors. Although it is not possible to predict the ultimate outcome of such litigation, based on the facts known to the Company, management believes that such litigation in aggregate will likely not have a material adverse effect on the Company's financial position or results of operations.

The Company evaluates, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued, if any, and any related insurance reimbursements. As of December 31, 2022 and 2021, no loss contingencies were included in the Company's consolidated balance sheets.

On September 29, 2022, a jury in the U.S. District Court for the Central District of California (the "District Court") awarded Monster Energy Company ("MEC") approximately $293 million in damages in its false advertising and trade secrets case against Vital Pharmaceuticals, Inc. ("VPX"), the maker of Bang Energy. The jury found VPX and its chief executive officer to have falsely advertised the "Super Creatine" ingredient of Bang Energy and to have acted willfully and deliberately in violating the federal Lanham Act. The jury also found that VPX stole trade secrets and interfered with MEC's contracts over shelf space with certain key vendors. The parties are currently briefing post-verdict issues, including MEC's motion for a permanent injunction relating to "Super Creatine" and request for enhanced and punitive damages.

In April 2022, MEC and Orange Bang, Inc. ("Orange Bang") filed a joint motion in the District Court to confirm a final arbitration award against VPX that awarded MEC and Orange Bang $175.0 million and a 5% royalty on all future sales of VPX's Bang Energy drink and other Bang-branded products as well as certain fees and costs. Pursuant to the terms of the agreement between MEC and Orange Bang, the award and future royalties will, after accounting for MEC's expended fees and costs, be shared equally between MEC and Orange Bang. The arbitration arose from a settlement agreement that VPX entered into in 2010 with Orange Bang, a family-owned beverage business. Pursuant to the terms of that agreement, VPX is only permitted to use the Bang mark on "creatine-based" products or on Bang products that are marketed and sold only in the vitamin and dietary supplement sections of stores. On September 29, 2022, the District Court entered final judgment confirming the award. On October 28, 2022, VPX filed a notice of appeal of the District Court's final judgment confirming the award.

On October 10, 2022, VPX, along with certain of its domestic subsidiaries and affiliates, filed for protection under Chapter 11 of the Bankruptcy Code in the Southern District of Florida. Due to such ongoing proceedings, VPX's appeal of the District Court's final judgment confirming the final arbitration award is stayed. While reserving all rights to appeal, VPX made its first royalty payment of $3.6 million on February 14, 2023, which is for sales of Bang Energy drinks and other Bang-branded products from October 10, 2022 through December 31, 2022. This payment is subject to potential claw back if, among other things, the judgment and final arbitration award are overturned on appeal or VPX becomes administratively insolvent. In addition, per ASC 450 "Contingencies", the Company will not recognize the September 2022 jury award or April 2022 arbitration award until the awards are realized or realizable. As of March 1, 2023, the proceedings have yet to progress to a stage where there is sufficient information for an accurate timeline of when the awards, including any royalty payments received, will be realized or realizable, if at all.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Principal Market

The Company's common stock trades on the Nasdaq Global Select Market under the symbol, "MNST". As of February 16, 2023, there were 522,409,358 shares of the Company's common stock outstanding held by approximately 183 holders of record. The holders of record do not include those stockholders whose shares are held of record by banks, brokers and other financial institutions.

Stock Price and Dividend Information

We have not paid cash dividends to our stockholders since our inception and do not anticipate paying cash dividends in the foreseeable future.

On March 13, 2020, the Company's Board of Directors authorized a share repurchase program for the purchase of up to $500.0 million of the Company's outstanding common stock (the "March 2020 Repurchase Plan"). During the year ended December 31, 2022, the Company purchased approximately 5.1 million shares of common stock at an average purchase price of $86.89 per share, for a total amount of approximately $441.5 million (excluding broker commissions), which exhausted the availability under the March 2020 Repurchase Plan.

On June 14, 2022, the Company's Board of Directors authorized a share repurchase program for the purchase of up to an additional $500.0 million of the Company's outstanding common stock (the "June 2022 Repurchase Plan"). During the year ended December 31, 2022, the Company purchased approximately 3.6 million shares of common stock at an average purchase price of $88.73 per share, for a total amount of approximately $317.2 million (excluding broker commissions), under the June 2022 Repurchase Plan. As of March 1, 2023, $182.8 million remained available for repurchase under the June 2022 Repurchase Plan.

On November 2, 2022, the Company's Board of Directors authorized a share repurchase program for the purchase of up to an additional $500.0 million of the Company's outstanding common stock (the "November 2022 Repurchase Plan"). During the year ended December 31, 2022, no shares were repurchased under the November 2022 Repurchase Plan. As of March 1, 2023, $500.0 million remained available for repurchase under the November 2022 Repurchase Plan.

The aggregate amount of the Company's outstanding common stock that remains available for repurchase under all previously authorized repurchase plans is $682.8 million as of March 1, 2023.

During the year ended December 31, 2022, 0.2 million shares of common stock were purchased from employees in lieu of cash payments for options exercised or withholding taxes due for a total amount of $12.5 million. While such purchases are considered common stock repurchases, they are not counted as purchases against the Company's authorized share repurchase programs. Such shares are included in common stock in treasury in the accompanying consolidated balance sheet at December 31, 2022.

The following tabular summary reflects the Company's repurchase activity during the quarter ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (In thousands)[2]
Oct 1 – Oct 31, 2022	2,263,063	$ 89.10	2,263,063	$ 182,837
November 2, 2022 Authorization				$ 500,000
Nov 1 – Nov 30, 2022	—	$ —	—	$ 682,837
Dec 1 – Dec 31, 2022	—	$ —	—	$ 682,837

[1]Excluding broker commissions paid.
[2]Net of broker commissions paid.

Performance Graph

The following graph shows a five-year comparison of cumulative total returns:[1]



[1]Annual return assumes reinvestment of dividends. Cumulative total return assumes an initial investment of $100 on December 31, 2017. The Company's current self-selected peer group is comprised of TCCC, Dr. Pepper Snapple Group, Inc. (through July 9, 2018), Keurig Dr.

Pepper Inc. (after July 10, 2018), Constellation Brands, Inc., Molson Coors Beverage Company and PepsiCo, Inc. The Company's former self-selected peer group is comprised of TCCC, Dr. Pepper Snapple Group, Inc. (through July 9, 2018), Keurig Dr. Pepper Inc. (after July 10, 2018), National Beverage Corporation, Jones Soda Company and PepsiCo, Inc. The Company removed National Beverage Corporation and Jones Soda Company from its peer group and added Constellation Brands, Inc. and Molson Coors Beverage Company to its peer group, as such latter companies have higher market capitalizations and because the Company has recently entered the alcohol beverage industry.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided as a supplement to – and should be read in conjunction with – our financial statements and the accompanying notes ("Notes") included in Part II, Item 8 of this Form 10-K. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements. See "Forward-Looking Statements" and "Part I, Item 1A – Risk Factors."

This overview provides our perspective on the individual sections of MD&A. MD&A includes the following sections:

- *CANarchy Acquisition* – a discussion of our acquisition of CANarchy on February 17, 2022;
- *Russia-Ukraine Conflict* – a discussion of the impact of the Russia-Ukraine conflict on our business and operations;
- *The COVID-19 Pandemic* – a discussion of the impact of the COVID-19 pandemic on our business and operations;
- *Pricing Actions* – a discussion of certain pricing actions implemented during 2022;
- *Our Business* – a general description of our business, the value drivers of our business, and opportunities and risks facing our Company, stock repurchases, acquisitions and divestitures;
- *Results of Operations* – an analysis of our consolidated results of operations for the years ended December 31, 2022 and 2021;
- *Sales* – details of our sales measured on a quarterly basis in both dollars and cases;
- *Inflation* – information about the impact that inflation may or may not have on our results;
- *Liquidity and Capital Resources* – an analysis of our cash flows, sources and uses of cash and contractual obligations;
- *Accounting Policies and Pronouncements* – a discussion of accounting policies that require critical judgments and estimates including newly issued accounting pronouncements;
- *Forward-Looking Statements* – cautionary information about forward-looking statements and a description of certain risks and uncertainties that could cause our actual results to differ materially from the Company's historical results or our current expectations or projections; and
- *Market Risks* – information about market risks and risk management. (See "Forward-Looking Statements" and "Part II, Item 7A – Qualitative and Quantitative Disclosures about Market Risks").

CANarchy Acquisition

On February 17, 2022, we completed the CANarchy Transaction. The CANarchy Transaction facilitates our entry into the alcohol beverage sector and brings the Cigar City™ family of brands including Jai Alai® IPA and Florida Man™ IPA, the Oskar Blues™ family of brands including Dale's Pale Ale®, Wild Basin™ Hard Seltzers, the Deep Ellum™ family of brands including Dallas Blonde® and Deep Ellum™ IPA, the Perrin Brewing Company™ family of brands including Black Ale, the Squatters® family of brands including Hop Rising® Double

IPA, and the Wasatch® family of brands including Apricot Hefeweizen to our beverage portfolio. The CANarchy Transaction did not include CANarchy's stand-alone restaurants. Our organizational structure for our existing energy beverage business remains unchanged. CANarchy is functioning independently, retaining its own organizational structure and team.

Russia-Ukraine Conflict

During the year ended December 31, 2022, the Russia-Ukraine conflict did not have a material impact on our financial position, results of operations and liquidity. Net sales in Russia and Ukraine combined were approximately 1.1% of our total net sales for the twelve months ended December 31, 2021. We will continue to monitor future developments relative to this conflict and its potential impacts.

The COVID – 19 Pandemic

The COVID-19 pandemic has directly and indirectly impacted our business. The duration and severity of this impact will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information regarding the COVID-19 pandemic, as well as the emergence of new variants, the actions taken to limit its spread and the economic impact on local, regional, national and international markets. See "Part I, Item 1A – Risk Factors."

Pricing Actions

In 2022, we implemented measures to mitigate our increased costs through price increases and reductions in promotions ("Pricing Actions"). We implemented a price increase effective September 1, 2022 in the United States and implemented price increases at various times in certain international markets, all of which positively impacted gross profit margins in the third and fourth quarters of 2022.

Distribution and Supply Chain

Since the beginning of the COVID-19 pandemic and the subsequent increased demand for our energy drinks, we prioritized ensuring product availability for our customers and consumers. This strategic direction has remained in place throughout the global supply chain challenges and disruptions, despite adversely impacting our profitability. We continue to stand by our strategy to ensure product availability and solidify the continued long-term growth of our brands.

During the year ended December 31, 2022, we experienced a significant increase in cost of sales, resulting in a material decrease in both gross profit and gross profit as a percentage of net sales, relative to the comparative year ended December 31, 2021. The increase in cost of sales was primarily due to (i) increased ingredient and other input costs, including secondary packaging materials and increased co-packing fees, (ii) increased logistical costs, (iii) increased aluminum can costs and (iv) geographical and product sales mix.

In the third and fourth quarters of 2022 we began to see an improvement in our gross profit margins as compared to the second quarter of 2022. This improvement was primarily attributable to (i) Pricing Actions, (ii) our decreased reliance on imported cans and (iii) improved finished product inventory levels in closer proximity to our customers, resulting in a reduction of long-distance freight costs.

Furthermore, we experienced significant increases in distribution expenses, primarily the result of increased warehousing expenses, as well as increases in other logistical expenses, which adversely impacted operating costs.

We continue to address the controllable challenges in our supply chain.

Liquidity and Capital Resources

As of the date of this filing, we expect to maintain substantial liquidity as we manage through the current environment as described in the "Liquidity and Capital Resources" section below.

Our Business

Overview

We develop, market, sell and distribute energy drink beverages and concentrates for energy drink beverages, primarily under the following brand names:

- Monster Energy®
- Monster Energy Ultra®
- Monster Rehab®
- Monster Energy® Nitro
- Java Monster®
- Punch Monster®
- Juice Monster®
- Monster Hydro® Energy Water
- Monster Hydro® Super Sport
- Monster Super Fuel®
- Monster Dragon Tea®
- Reign Total Body Fuel®
- Reign Inferno® Thermogenic Fuel
- Reign Storm®
- True North®

- NOS®
- Full Throttle®
- Burn®
- Mother®
- Nalu®
- Ultra Energy®
- Play® and Power Play® (stylized)
- Relentless®
- BPM®
- BU®
- Gladiator®
- Samurai®
- Live+®
- Predator®
- Fury®

We also develop, market, sell and distribute craft beers, FMBs and hard seltzers under a number of brands, including Jai Alai® IPA, Florida Man™ IPA, Dale's Pale Ale®, Wild Basin™ Hard Seltzers, Dallas Blonde®, Deep Ellum™ IPA, Perrin Brewing Company™ Black Ale, Hop Rising® Double IPA, Wasatch® Apricot Hefeweizen, The Beast Unleashed™ and a host of other brands.

We also develop, market, sell and distribute still and sparkling waters under the Monster® Tour Water™ brand name.

Our net sales of $6.31 billion for the year ended December 31, 2022 represented record annual net sales. Net changes in foreign currency exchange rates had an unfavorable impact on net sales of approximately $239.5 million for the year ended December 31, 2022.

The vast majority of our net sales are derived from our Monster Energy® Drinks segment. Our Monster Energy® Drinks segment represented 92.4% and 94.2% of our net sales for the years ended December 31, 2022 and 2021, respectively. Our Strategic Brands segment represented 5.6% and 5.3% of our net sales for the years ended December 31, 2022 and 2021, respectively. Our Alcohol Brands segment represented 1.6% of our net sales for the year ended December 31, 2022. Our Other segment represented 0.4% and 0.5% of our net sales for the years ended December 31, 2022 and 2021, respectively.

Net changes in foreign currency exchange rates had an unfavorable impact on our net sales of the Monster Energy® Drinks segment of approximately $222.3 million for the year ended December 31, 2022. Net changes in foreign currency exchange rates had an unfavorable impact on net sales in the Strategic Brands segment of approximately $17.2 million for the year ended December 31, 2022.

Our growth strategy includes further developing our domestic markets, expanding our international business and growing our business into new sectors, such as the alcohol beverage sector. Net sales to customers outside the United States amounted to $2.36 billion and $2.04 billion for the years ended December 31, 2022 and 2021, respectively. Such sales were approximately 37% of net sales for both the years ended December 31, 2022 and 2021. Net changes in foreign currency exchange rates had an unfavorable impact on net sales to customers outside of the United States of approximately $239.5 million for the year ended December 31, 2022. Net sales to customers outside the United States, on a foreign currency adjusted basis, increased 27.1% for the year ended December 31, 2022. On February 17, 2022, we completed the CANarchy Transaction which facilitated our entry into the alcohol beverage sector.

Our non-alcohol customers are primarily full service beverage bottlers/distributors, retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, foodservice customers, value stores, e-commerce retailers and the military. Our alcohol customers are primarily beer distributors who in turn sell to retailers within the alcohol distribution system. Percentages of our gross billings to our various customer types for the years ended December 31, 2022, 2021 and 2020 are reflected below. Such information includes sales made by us directly to the customer types concerned, which include our full service beverage bottlers/distributors in the United States. Such full service beverage bottlers/distributors in turn sell certain of our products to some of the same customer types listed below. We limit our description of our customer types to include only our sales to our full service bottlers/distributors without reference to such bottlers/distributors' sales to their own customers.

	2022	2021	2020
U.S. full service bottlers/distributors	48%	51%	56%
International full service bottlers/distributors	39%	39%	34%
Club stores and e-commerce retailers	9%	8%	8%
Retail grocery, direct convenience, specialty chains and wholesalers	2%	1%	1%
Alcohol, direct value stores and other	2%	1%	1%

Our non-alcohol customers include Coca-Cola Canada Bottling Limited, Coca-Cola Consolidated, Inc., Coca-Cola Bottling Company United, Inc., Reyes Coca-Cola Bottling, LLC, Coca-Cola Southwest Beverages LLC, The Coca-Cola Bottling Company of Northern New England, Inc., Swire Pacific Holdings, Inc. (USA), Liberty Coca-Cola Beverages, LLC, Coca-Cola Europacific Partners (formerly Coca-Cola European Partners and Coca-Cola Amatil), Coca-Cola Hellenic, Coca-Cola FEMSA, Swire Coca-Cola (China), COFCO Coca-Cola, Coca-Cola Beverages Africa, Coca-Cola İçecek and certain other TCCC network bottlers, Asahi Soft Drinks, Co., Ltd., Wal-Mart, Inc. (including Sam's Club), Costco Wholesale Corporation and Amazon.com, Inc.

Our alcohol customers include J.J. Taylor Distributing, Ben E. Keith, Reyes Beer Division, Sheehan Family Companies, and Admiral Beverage.

A decision by any large customer to decrease amounts purchased from us or to cease carrying our products could have a material adverse effect on our financial condition and consolidated results of operations.

Coca-Cola Consolidated, Inc. accounted for approximately 11%, 12% and 12% of our net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Reyes Coca-Cola Bottling, LLC accounted for approximately 9%, 10% and 11% of our net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Coca-Cola Europacific Partners (formerly Coca-Cola European Partners) accounted for approximately 13%, 12% and 10% of our net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

We continue to incur expenditures in connection with the development and introduction of new products and flavors.

Value Drivers of our Business

We believe that the key value drivers of our business include the following:

- *International Growth* – The introduction, development and sustained profitability of our brands internationally remains a key value driver for our corporate growth. One or more of our products are distributed in approximately 157 countries and territories worldwide.

- *Profitable Growth* – We believe "functional" value-added beverage brands supported by marketing and innovation and targeted to a diverse consumer base, drive profitable growth. We are focused on increasing the profit margins for our Monster Energy® Drinks segment, our Strategic Brands segment and our Alcohol Brands segment, and believe that tailored branding, packaging, pricing and distribution channel strategies help achieve profitable growth. We are implementing these strategies with a view to continuing profitable growth.

- *Cost Management* – The principal focus of cost management will continue to be on mitigating increases and/or reducing input procurement and production costs on a per-case basis, including raw material costs and co-packing fees, as well as reducing freight costs by securing additional co-packing facilities strategically localized. Another key area of focus is to decrease promotional allowances, selling and general and administrative costs, including sponsorships, sampling, promotional and marketing expenses, as a percentage of net sales.

- *Efficient Capital Structure* – Our capital structure is designed to optimize our working capital in order to finance expansion, both domestically and internationally. We believe that with our strong capital position, our ability to raise funds, if necessary, at a relatively low effective cost of borrowings, provides a competitive advantage. The reduction of days outstanding for accounts receivable and inventory days on hand will remain an area of focus.

We believe that, subject to increases in the costs of certain raw materials being contained, these value drivers, when implemented and/or achieved in the United States and internationally, will result in: (1) improving or maintaining our product gross profit margins; (2) reducing our expenses as a percentage of net operating revenues; and (3) enhancing our cost of capital. The ultimate measure of success is and will be reflected in our current and future results of operations.

Net sales, gross profit, operating income, net income and net income per share represent key measurements of the above value drivers. These measurements will continue to be a key management focus in 2023 and beyond (See "Part II, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations").

As of December 31, 2022, the Company had working capital of $3.76 billion compared to $3.72 billion as of December 31, 2021. The increase in working capital was primarily the result of the increase in accounts receivable and inventories, related to the increase in net sales for the year ended December 31, 2022. For the year ended December 31, 2022, our net cash provided by operating activities was approximately $887.7 million as compared to $1.16 billion for the year ended December 31, 2021. Principal uses of cash flows in 2022 were purchases of investments, purchases of treasury stock, the acquisition of CANarchy, development of our brands internationally and acquisitions of real property, property and equipment. These principal uses of cash flows are expected to be and remain our principal recurring use of cash and working capital funds in the future (See "Part II, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources").

Opportunities, Challenges and Risks

Looking forward, our management has identified certain challenges and risks for the beverage industry and the Company, including our significant commercial relationship with TCCC and TCCC's status as a significant stockholder of the Company, in each case as described above under "Part I, Item 1A – Risk Factors."

In addition, legislation has been proposed and/or adopted at the U.S., state, county and/or municipal level and proposed and/or adopted in certain foreign jurisdictions to restrict the sale of energy and alcohol drinks (including prohibiting the sale of energy and/or alcohol drinks at certain establishments or pursuant to certain governmental programs), limit caffeine and/or alcohol content, require certain product labeling disclosures and/or warnings, impose taxes, limit product sizes or impose age restrictions for the sale of energy and/or alcohol drinks. In addition, articles critical of the caffeine content in energy drinks and their perceived benefits, or alcohol drinks and their misuse or abuse, as well as articles indicating certain health risks of energy or alcohol drinks have been published. The proposal and/or adoption of such legislation and the publication of such articles, or the future proposal and/or adoption of similar legislation or publication of similar articles, may adversely affect our Company.

In addition, uncertainty and/or volatility in our domestic and/or our international economic markets could negatively affect both the stability of our industry and our Company. Furthermore, our growth strategy includes expanding our international business, which exposes us to risks inherent in conducting international operations, including the risks associated with foreign currency exchange rate fluctuations.

Consumer discretionary spending also represents a challenge to the successful marketing and sale of our products. Increases in consumer and regulatory awareness of the health problems arising from obesity and inactive lifestyles as well as alcohol consumption continue to represent a challenge.

We recognize that obesity and alcohol abuse and misuse are complex and serious public health problems. Our commitment to consumers begins with our broad product line and a wide selection of diet, light and low calorie beverages within our product lines. We continuously strive to meet changing consumer needs through beverage innovation, choice and variety. (See "Part I, Item 1A – Risk Factors").

Our historical success is attributable, in part, to our introduction of different and innovative beverages which have been positively accepted by consumers. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that meet consumer preferences, although there can be no assurance of our ability to do so. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages and be competitive in the areas of price, quality, method of distribution, brand image and intellectual property protection. The beverage industry is subject to changing consumer preferences that may adversely affect us if we misjudge such preferences.

In addition, other key challenges and risks that could impact our Company's future financial results include, but are not limited to:

- the risks associated with the realization of benefits from our relationship with TCCC;
- changes in consumer preferences and demand for our products;
- economic uncertainty in the United States, Europe and other countries in which we operate;
- the risks associated with foreign currency exchange rate fluctuations;
- maintenance of our brand image, product quality and corporate reputation;
- increasing concern over various environmental, human rights and health matters, including obesity, caffeine and/or alcohol consumption and energy and/or alcohol drinks generally, and changes in regulation and consumer preferences in response to those concerns;
- profitable expansion and growth of our family of brands in the competitive market place (See "Part I, Item 1 – Business – Competition" and "Part I, Item 1 – Business – Sales and Marketing");
- costs of establishing and promoting our brands internationally;
- the risks associated with entering into new sectors in the beverage industry, in particular the alcohol beverage sector, and making acquisitions to implement our growth strategy;
- increases in costs of raw materials used by us;
- restrictions on imports and sources of supply, duties or tariffs, changes in related government regulations and disruptions in the timely import or export of our products and/or ingredients including

flavors, flavor ingredients and supplement ingredients, due to port strikes and/or port congestion, delays due to the COVID-19 pandemic, related labor issues or other importation impediments;

- protection of our existing intellectual property portfolio of trademarks and copyrights and our continuous pursuit to develop and protect new and innovative trademarks and copyrights for our expanding product lines;

- limitations on available quantities of aluminum cans, other packaging materials and ingredients;

- limitations on co-packing availability and in particular, consolidation in the co-packing industry;

- increases in ocean and domestic freight rates;

- the long-term impact of Brexit on our business in Europe and the United Kingdom;

- the imposition of additional regulation, including regulation restricting the sale of energy or alcohol drinks, limiting caffeine or alcohol content in beverages, requiring product labeling and/or warnings, imposing excise taxes and/or sales taxes, and/or limiting product size and/or age restrictions; and

- the continuation or worsening of the COVID-19 pandemic.

See "Part I, Item 1A – Risk Factors" for additional information about risks and uncertainties facing our Company.

We believe that the following opportunities exist for us:

- domestic and international growth potential of our products;

- growth potential of the energy drink and alcohol beverage categories, both domestically and internationally;

- growth potential of the affordable energy drink category;

- planned and future new product and product line introductions with the objective of increasing sales and/or contributing to higher profitability;

- the introduction of new package formats designed to generate strong revenue growth;

- package, pricing and channel opportunities to increase profitable growth;

- effective strategic positioning to capitalize on industry growth;

- broadening distribution/expansion opportunities in both domestic and international markets;

- launching and/or relaunching our products and new products into new domestic and international markets and channels;

- continued focus on reducing our cost base; and

- our entry into the alcohol category and development of our alcohol portfolio.

Results of Operations

This section of the Annual Report on Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. A detailed discussion of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

The following table sets forth key statistics for the years ended December 31, 2022, 2021 and 2020, respectively.

(In thousands, except per share amounts)	2022	2021	2020	Percentage Change 22 vs. 21	Percentage Change 21 vs. 20
Net sales[1]	$ 6,311,050	$ 5,541,352	$ 4,598,638	13.9 %	20.5 %
Cost of sales	3,136,483	2,432,839	1,874,758	28.9 %	29.8 %
Gross profit*[1]	3,174,567	3,108,513	2,723,880	2.1 %	14.1 %
Gross profit as a percentage of net sales	50.3 %	56.1 %	59.2 %		
Operating expenses	1,589,846	1,311,046	1,090,727	21.3 %	20.2 %
Operating expenses as a percentage of net sales	25.2 %	23.7 %	23.7 %		
Operating income[1]	1,584,721	1,797,467	1,633,153	(11.8)%	10.1 %
Operating income as a percentage of net sales	25.1 %	32.4 %	35.5 %		
Other (expense) income, net	(12,757)	3,952	(6,996)	(422.8)%	(156.5)%
Income before provision for income taxes[1]	1,571,964	1,801,419	1,626,157	(12.7)%	10.8 %
Provision for income taxes	380,340	423,944	216,563	(10.3)%	95.8 %
Income taxes as a percentage of income before taxes	24.2 %	23.5 %	13.3 %		
Net income[1]	$ 1,191,624	$ 1,377,475	$ 1,409,594	(13.5)%	(2.3)%
Net income as a percentage of net sales	18.9 %	24.9 %	30.7 %		
Net income per common share:					
Basic	$ 2.26	$ 2.61	$ 2.66	(13.2)%	(2.1)%
Diluted	$ 2.23	$ 2.57	$ 2.64	(13.1)%	(2.4)%
Energy Drink case sales (in thousands) (in 192-ounce case equivalents)[2]	701,677	613,441	504,821	14.4 %	21.5 %

[1]*Includes $40.0 million, $41.5 million and $42.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to the recognition of deferred revenue.*

[2]*Excludes case sales of the Alcohol Brands and Other segments.*

*Gross profit may not be comparable to that of other entities since some entities include all costs associated with their distribution process in cost of sales, whereas others exclude certain costs and instead include such costs within another line item such as operating expenses. We include out-bound freight and warehouse costs in operating expenses rather than in cost of sales.

Net Sales

Net sales were $6.31 billion for the year ended December 31, 2022, an increase of approximately $769.7 million, or 13.9% higher than net sales of $5.54 billion for the year ended December 31, 2021. Net sales increased primarily due to increased worldwide sales by volume of our Monster Energy® brand energy drinks as a result of increased consumer demand, as well as due to pricing actions and reductions in promotions in certain markets. Net changes in foreign currency exchange rates had an unfavorable impact on net sales of approximately $239.5 million for the year ended December 31, 2022. Net sales on a foreign currency adjusted basis increased 18.2% for the year ended December 31, 2022.

Net sales were $2.20 billion and $1.90 billion for the years ended December 31, 2022 and 2021, respectively, in EMEA, Asia Pacific, Latin America and the Caribbean.

Net sales for the Monster Energy® Drinks segment were $5.83 billion for the year ended December 31, 2022, an increase of approximately $612.5 million, or 11.7% higher than net sales of $5.22 billion for the year ended December 31, 2021. Net sales for the Monster Energy® Drinks segment increased primarily due to increased worldwide sales by volume of our Monster Energy® brand energy drinks as a result of increased consumer demand. Net changes in foreign currency exchange rates had an unfavorable impact on net sales for the Monster Energy® Drinks segment of approximately $222.3 million for the year ended December 31, 2022. Net sales for the Monster Energy® Drinks segment on a foreign currency adjusted basis increased 16.0% for the year ended December 31, 2022.

Net sales for the Strategic Brands segment were $353.5 million for the year ended December 31, 2022, an increase of approximately $58.7 million, or 19.9% higher than net sales of $294.8 million for the year ended December 31, 2021. Net sales for the Strategic Brands segment increased primarily due to increased worldwide sales by volume of our Predator® and NOS® brand energy drinks as a result of increased consumer demand. Net changes in foreign currency exchange rates had an unfavorable impact on net sales of approximately $17.2 million for the Strategic Brands segment for the year ended December 31, 2022. Net sales for the Strategic Brands segment on a foreign currency adjusted basis increased 25.8% for the year ended December 31, 2022.

Net sales for the Alcohol Brands segment were $101.4 million for the year ended December 31, 2022 (effectively from February 17, 2022 to December 31, 2022). There were no comparative 2021 net sales for the Alcohol Brands segment as the Company completed its acquisition of CANarchy on February 17, 2022.

Net sales for the Other segment were $22.9 million for the year ended December 31, 2022, a decrease of approximately $3.0 million, or 11.5% lower than net sales of $25.9 million for the year ended December 31, 2021.

Case sales for our energy drink products, in 192-ounce case equivalents, were 701.7 million cases for the year ended December 31, 2022, an increase of approximately 88.2 million cases or 14.4% higher than case sales of 613.4 million cases for the year ended December 31, 2021. The overall average net sales per case for our energy drink products (excluding net sales of Alcohol Brands and Other segments) decreased to $8.82 for the year ended December 31, 2022, which was 1.9% lower than the average net sales per case of $8.99 for the year ended December 31, 2021. The decrease in the average net sales per case was primarily the result of geographical and product sales mix.

Barrel sales for our craft beers and hard seltzers, in 31 US gallon equivalents, were 0.3 million barrels for the year ended December 31, 2022 (effectively from February 17, 2022 to December 31, 2022).

Gross Profit

Gross profit was $3.17 billion for the year ended December 31, 2022, an increase of approximately $66.1 million, or 2.1% higher than the gross profit of $3.11 billion for the year ended December 31, 2021.

Gross profit as a percentage of net sales decreased to 50.3% for the year ended December 31, 2022 from 56.1% for the year ended December 31, 2021. The decrease for the year ended December 31, 2022 was primarily the result of increased freight rates and fuel costs, including costs relating to the importation of aluminum cans, increased ingredient and other input costs, including secondary packaging materials, increased aluminum can costs attributable to higher aluminum commodity pricing, increased co-packing fees, production inefficiencies and geographical sales mix.

Operating Expenses

Total operating expenses were $1.59 billion for the year ended December 31, 2022, an increase of approximately $278.8 million, or 21.3% higher than total operating expenses of $1.31 billion for the year ended December 31, 2021.

The comparative operating expenses for the year ended December 31, 2021 included a $16.9 million reversal of amounts previously accrued in connection with an intellectual property claim. The increase in operating expenses was primarily due to increased general and administrative expenses of $92.9 million, including travel and entertainment, professional service fees (including legal and accounting) and depreciation and amortization, increased out-bound fuel, freight and warehouse costs of $74.3 million, increased selling and marketing expenses of $59.9 million, including sponsorships and endorsements, point of sale, premiums and allocated trade development, and increased payroll expenses of $57.0 million (of which $23.1 million was related to CANarchy). In addition, CANarchy related depreciation and amortization was $8.7 million for year ended December 31, 2022. The increase in operating expenses was partially offset by a decrease in distributor termination expenses of $5.3 million for the year ended December 31, 2022.

Operating expenses as a percentage of net sales for the years ended December 31, 2022 and 2021 were 25.2% and 23.7%, respectively. Operating expenses for the year ended December 31, 2019 (pre COVID-19) were $1.12 billion, or 26.6% of net sales.

Operating Income

Operating income was $1.58 billion for the year ended December 31, 2022, a decrease of approximately $212.7 million, or 11.8% lower than operating income of $1.80 billion for the year ended December 31, 2021. Operating income as a percentage of net sales decreased to 25.1% for the year ended December 31, 2022 from 32.4% for the year ended December 31, 2021. Operating income for the year ended December 31, 2022 decreased primarily as a result of the increase in operating expenses as well as the decrease in the gross profit as a percentage of net sales.

Operating income was $316.3 million and $402.8 million for the years ended December 31, 2022 and 2021, respectively, for our operations in EMEA, Asia Pacific, Latin America and the Caribbean.

Operating income for the Monster Energy® Drinks segment, exclusive of corporate and unallocated expenses, was $1.85 billion for the year ended December 31, 2022, a decrease of approximately $140.7 million, or 7.1% lower than operating income of $1.99 billion for the year ended December 31, 2021. The decrease in operating income for the Monster Energy® Drinks segment was primarily the result of an increase in operating expenses as well as a decrease in gross profit as a percentage of net sales.

Operating income for the Strategic Brands segment, exclusive of corporate and unallocated expenses, was $197.7 million for the year ended December 31, 2022, an increase of approximately $24.0 million, or 13.8% higher than operating income of $173.7 million for the year ended December 31, 2021. The increase in operating income for the Strategic Brands segment was primarily the result of a $30.6 million increase in gross profit.

Operating loss for the Alcohol Brands segment, exclusive of corporate and unallocated expenses, was $31.5 million for the year ended December 31, 2022 (effectively from February 17, 2022 to December 31, 2022). The operating loss for the year ended December 31, 2022 was due in part to (i) excess depreciation and amortization as well as the fair value treatment of purchased inventory, all relating to the CANarchy Transaction, (ii) increased input costs and an underutilization of fixed overhead and (iii) sales volume declines primarily of Wild Basin™ due in part to overall sales declines in the hard seltzer category. The inventory acquired, which was subsequently sold, was recognized through cost of goods sold at fair value (purchased cost), resulting in no recognized profits on the associated sales.

Operating income for the Other segment, exclusive of corporate and unallocated expenses, was $3.0 million for the year ended December 31, 2022, a decrease of approximately $3.9 million, or 56.2% lower than operating income of $6.9 million for the year ended December 31, 2021.

Other (Expense) Income, net

Other (expense) income, net, was ($12.8) million for the year ended December 31, 2022, as compared to other (expense) income, net, of $4.0 million for the year ended December 31, 2021. Foreign currency transaction gains (losses) were ($37.9) million and $0.3 million for the years ended December 31, 2022 and 2021, respectively. Interest income was $29.7 million and $4.2 million for the years ended December 31, 2022 and 2021, respectively.

Provision for Income Taxes

Provision for income taxes was $380.3 million for the year ended December 31, 2022, a decrease of $43.6 million, or 10.3% lower than the provision for income taxes of $423.9 million for the year ended December 31, 2021. The effective combined federal, state and foreign tax rate was 24.2% and 23.5% for the years ended December 31, 2022 and 2021, respectively. The increase in the effective tax rate was primarily attributable to the decrease in income in certain foreign jurisdictions with lower tax rates compared to the United States.

Net Income

Net income was $1.19 billion for the year ended December 31, 2022, a decrease of $185.9 million, or 13.5% lower than net income of $1.38 billion for the year ended December 31, 2021. The decrease in net income for the year ended December 31, 2022 was primarily due to the decrease in the gross profit percentage of net sales as well as the increase in operating expenses.

Key Business Metrics

We use certain key metrics and financial measures not prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP") to evaluate and manage our business. For a further discussion of how we use key metrics and certain non-GAAP financial measures, see "Non-GAAP Financial Measures and Other Key Metrics" below.

Non-GAAP Financial Measures and Other Key Metrics

Gross Billings**

Gross billings were $7.26 billion for the year ended December 31, 2022, an increase of approximately $837.0 million, or 13.0% higher than gross billings of $6.42 billion for the year ended December 31, 2021. Net changes in foreign currency exchange rates had an unfavorable impact on gross billings of approximately $285.9 million for the year ended December 31, 2022.

Gross billings for the Monster Energy® Drinks segment were $6.74 billion for the year ended December 31, 2022, an increase of approximately $678.4 million, or 11.2% higher than gross billings of $6.06 billion for the year ended December 31, 2021. Gross billings for the Monster Energy® Drinks segment increased primarily due to increased worldwide sales by volume of our Monster Energy® brand energy drinks as a result of increased consumer demand, as well as due to price increases in certain markets. Net changes in foreign currency exchange rates had an unfavorable impact on gross billings for the Monster Energy® Drinks segment of approximately $268.7 million for the year ended December 31, 2022.

Gross billings for the Strategic Brands segment were $398.7 million for the year ended December 31, 2022, an increase of $58.6 million, or 17.2% higher than gross billings of $340.2 million for the year ended December 31, 2021. Net changes in foreign currency exchange rates had an unfavorable impact on gross billings in the Strategic Brands segment of approximately $17.2 million for the year ended December 31, 2022.

Gross billings for the Alcohol Brands segment were $103.0 million for the year ended December 31, 2022 (effectively from February 17, 2022 to December 31, 2022). There were no comparative 2021 gross billings for the Alcohol Brands segment as the Company completed its acquisition of CANarchy on February 17, 2022.

Gross billings for the Other segment were $22.9 million for the year ended December 31, 2022, a decrease of $3.0 million, or 11.5% lower than gross billings of $25.9 million for the year ended December 31, 2021.

Promotional allowances, commissions and other expenses, as described in the footnote below, were $990.6 million for the year ended December 31, 2022, an increase of $65.8 million, or 7.1% higher than promotional allowances, commissions and other expenses of $924.7 million for the year ended December 31, 2021. Promotional allowances as a percentage of gross billings were 13.6% and 14.4% for the years ended December 31, 2022 and 2021, respectively.

**Gross billings represent amounts invoiced to customers net of cash discounts, returns and excise taxes. Gross billings are used internally by management as an indicator of and to monitor operating performance, including sales performance of particular products, salesperson performance, product growth or declines and is useful to investors in evaluating overall Company performance. The use of gross billings allows evaluation of sales performance before the effect of any promotional items, which can mask certain performance issues. We therefore believe that the presentation of gross billings provides a useful measure of our operating performance. The use of gross billings is not a measure that is recognized under GAAP and should not be considered as an alternative to net sales, which is determined in accordance with GAAP, and should not be used alone as an indicator of operating performance in place of net sales. Additionally, gross billings may not be comparable to similarly titled measures used by other companies, as gross billings has been defined by our internal reporting practices. In addition, gross billings may not be realized in the form of cash receipts as promotional payments and allowances may be deducted from payments received from certain customers.

The following table reconciles the non-GAAP financial measure of gross billings with the most directly comparable GAAP financial measure of net sales:

In thousands	2022	2021	2020	Percentage Change 22 vs. 21	Percentage Change 21 vs. 20
Gross Billings	$ 7,261,639	$ 6,424,632	$ 5,328,683	13.0 %	20.6 %
Deferred Revenue	39,969	41,462	42,110	(3.6)%	(1.5)%
Less: Promotional allowances, commissions and other expenses***	(990,558)	(924,742)	(772,155)	7.1 %	19.8 %
Net Sales	$ 6,311,050	$ 5,541,352	$ 4,598,638	13.9 %	20.5 %

***Although the expenditures described in this line item are determined in accordance with GAAP and meet GAAP requirements, the presentation thereof does not conform to GAAP presentation requirements. Additionally, our definition of promotional and other allowances may not be comparable to similar items presented by other companies. Promotional and other allowances for our energy drink products primarily include consideration given to our non-alcohol bottlers/distributors or retail customers including, but not limited to the following: (i) discounts granted off list prices to support price promotions to end-consumers by retailers; (ii) reimbursements given to our bottlers/distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances and other fees for both new and existing products; (iii) our agreed share of fees given to bottlers/distributors and/or directly to retailers for advertising, in-store marketing and promotional activities; (iv) our agreed share of slotting, shelf space allowances and other fees given directly to retailers, club stores and/or wholesalers; (v) incentives given to our bottlers/distributors and/or retailers for achieving or exceeding certain predetermined sales goals; (vi) discounted or free products; (vii) contractual fees given to our bottlers/distributors related to sales made by us direct to certain customers that fall within the bottlers'/distributors' sales territories; and (viii) certain commissions paid based on sales to our bottlers/distributors. The presentation of promotional and other allowances facilitates an evaluation of their impact on the determination of net sales and the spending levels incurred or correlated with such sales. Promotional and other allowances for our energy drink products constitute a material portion of our marketing activities. Our promotional allowance programs for our energy drink products with our numerous bottlers/distributors and/or retailers are executed through separate agreements in the ordinary course of business. These agreements generally provide for one or more of the arrangements described above and are of varying durations, ranging from one week to one year. The primary drivers of our promotional and other allowance activities for our energy drink products for the years ended December 31, 2022 and 2021 were (i) to increase sales volume and trial, (ii) to address market conditions, and (iii) to secure shelf and display space at retail. Promotional and other allowances for our Alcohol Brands segment primarily include price promotions where permitted.

Sales

The table set forth below discloses selected quarterly data regarding sales for the past three years. Data from any one or more quarters is not necessarily indicative of annual results or continuing trends.

Sales of our energy drinks are expressed in unit case volume. A "unit case" means a unit of measurement equal to 192 U.S. fluid ounces of finished beverage (24 eight-ounce servings). Unit case volume means the number of unit cases (or unit case equivalents) of finished products or concentrates, as if converted into finished products, sold by us.

Our quarterly results of operations reflect seasonal trends that are primarily the result of increased demand in the warmer months of the year. Beverage sales tend to be lower during the first and fourth quarters of each calendar year. However, our experience with our energy drink products suggests they are less seasonal than the seasonality expected from traditional beverages. In addition, our continued growth internationally may further reduce the impact of seasonality on our business. Quarterly fluctuations may also be affected by other factors including the introduction of new products, the opening of new markets where temperature fluctuations are more pronounced, the addition of new bottlers/distributors, changes in the sales mix of our products and changes in and/or increased advertising and promotional expenses. The COVID-19 pandemic, including new variants, may also have an impact on consumer behavior and change the seasonal fluctuation of our business. (See "Part I, Item 1 – Business – Seasonality").

	2022	2021	2020
Net Sales (in Thousands)			
Quarter 1	$ 1,518,574	$ 1,243,816	$ 1,062,097
Quarter 2	1,655,260	1,461,934	1,093,896
Quarter 3	1,624,286	1,410,557	1,246,362
Quarter 4	1,512,930	1,425,045	1,196,283
Total	$ 6,311,050	$ 5,541,352	$ 4,598,638
Less: Alcohol Brands and Other segment net sales (in Thousands)			
Quarter 1	$ (21,134)	$ (5,727)	$ (5,105)
Quarter 2	(38,428)	(7,905)	(6,644)
Quarter 3	(33,265)	(6,316)	(8,618)
Quarter 4	(31,522)	(5,969)	(6,671)
Total	$ (124,349)	$ (25,917)	$ (27,038)
Adjusted Net Sales (in Thousands)[1]			
Quarter 1	$ 1,497,440	$ 1,238,089	$ 1,056,992
Quarter 2	1,616,832	1,454,029	1,087,252
Quarter 3	1,591,021	1,404,241	1,237,744
Quarter 4	1,481,408	1,419,076	1,189,612
Total	$ 6,186,701	$ 5,515,435	$ 4,571,600
Energy Drink Case Volume / Sales (in Thousands)			
Quarter 1	168,793	138,566	115,598
Quarter 2	184,197	161,450	116,960
Quarter 3	182,460	159,975	139,922
Quarter 4	166,227	153,450	132,341
Total	701,677	613,441	504,821
Energy Drink Adjusted Average Net Sales Per Case			
Quarter 1	$ 8.87	$ 8.94	$ 9.14
Quarter 2	8.78	9.01	9.30
Quarter 3	8.72	8.78	8.85
Quarter 4	8.91	9.25	8.99
Total	$ 8.82	$ 8.99	$ 9.06

[1]Excludes Alcohol Brands and Other segment net sales.

The following represents energy drink case sales by segment for the years ended December 31:

(In thousands, except average net sales per case)	2022	2021	2020
Net sales	$ 6,311,050	$ 5,541,352	$ 4,598,638
Less: Alcohol Brands segment sales	(101,405)	—	—
Less: Other segment sales	(22,944)	(25,917)	(27,038)
Adjusted net sales[1]	$ 6,186,701	$ 5,515,435	$ 4,571,600
Case sales by segment:[1]			
Monster Energy® Drinks	581,937	520,577	428,596
Strategic Brands	119,740	92,864	76,225
Total case sales	701,677	613,441	504,821
Average net sales per case - Energy Drinks	$ 8.82	$ 8.99	$ 9.06

[1]Excludes Alcohol Brands segment (effectively from February 17, 2022 to December 31, 2022) and Other segment net sales.

Net changes in foreign currency exchange rates had an unfavorable impact on both net sales and the overall average net sales per case for the year ended December 31, 2022.

Unit Sales of our alcohol products are expressed in barrel equivalents ("Barrel"). A Barrel is a unit of measurement equal to 31 U.S. gallons. Barrel sales were 0.3 million for the year ended December 31, 2022 (effectively from February 17, 2022 to December 31, 2022).

Inflation

Inflation had a negative impact on our results of operations, leading to increased cost of sales and operating expenses for the years ended December 31, 2022 and 2021. To mitigate the impact of inflation, we implemented a price increase effective September 1, 2022 in the United States and continue to implement price increases in certain international markets where feasible.

Liquidity and Capital Resources

Cash and cash equivalents, short-term and long-term investments – As of December 31, 2022, we had $1.31 billion in cash and cash equivalents, $1.36 billion in short-term investments and $61.4 million in long-term investments. We maintain our investments for cash management purposes and not for purposes of speculation. Our risk management policies emphasize credit quality (primarily based on short-term ratings by nationally recognized statistical rating organizations) in selecting and maintaining our investments. We regularly assess market risk of our investments and believe our current policies and investment practices adequately limit those risks. However, certain of these investments are subject to general credit, liquidity, market and interest rate risks. These market risks associated with our investment portfolio may have an adverse effect on our future results of operations, liquidity and financial condition.

Of our $1.31 billion of cash and cash equivalents held at December 31, 2022, $668.9 million was held by our foreign subsidiaries. No short-term or long-term investments were held by our foreign subsidiaries at December 31, 2022.

We believe that cash available from operations, including our cash resources and access to credit, will be sufficient for our working capital needs, including purchase commitments for raw materials and inventory, increases in accounts receivable, payments of tax liabilities, expansion and development needs, purchases of capital assets, purchases of equipment, purchases of real property and purchases of shares of our common stock, through at least the next 12 months. Based on our current plans, capital expenditures (exclusive of common stock repurchases) are likely to be less than $300.0 million through December 31, 2023. However, future business opportunities may cause a change in this estimate.

Purchases of inventories, increases in accounts receivable and other assets, acquisition of property and equipment (including real property, personal property and coolers), leasehold improvements, advances for or the purchase of equipment for our bottlers, acquisition and maintenance of trademarks, payments of accounts payable, income taxes payable and purchases of our common stock are expected to remain our principal recurring use of cash.

The following summarizes our cash flows for the years ended December 31, 2022, 2021 and 2020 (in thousands):

Net cash provided by (used in):

	2022	2021	2020
Operating activities	$ 887,699	$ 1,155,741	$ 1,364,163
Investing activities	$ (161,367)	$ (992,022)	$ (472,487)
Financing activities	$ (706,938)	$ 34,821	$ (526,068)

Cash flows provided by operating activities. Cash provided by operating activities was $887.7 million for the year ended December 31, 2022, as compared with cash provided by operating activities of $1.16 billion for the year ended December 31, 2021.

For the year ended December 31, 2022, cash provided by operating activities was primarily attributable to net income earned of $1.19 billion and adjustments for certain non-cash expenses, consisting of $64.1 million of stock-based compensation, $61.2 million of depreciation and amortization, $7.3 million of non-cash lease expense and $2.2 million loss on impairment of intangibles. For the year ended December 31, 2022, cash provided by operating activities also increased due to a $49.8 million increase in accounts payable, a $48.2 million decrease in deferred income taxes, a $50.8 million increase in accrued promotional allowances and a $3.7 million increase in accrued compensation. For the year ended December 31, 2022, cash used in operating activities was primarily attributable to a $347.7 million increase in inventories, a $129.0 million increase in accounts receivable, a $38.3 million increase in prepaid expenses and other assets, a $30.4 million decrease in accrued liabilities, a $19.9 million decrease in deferred revenue, a $16.9 million decrease in income taxes payable, a $4.5 million decrease in other liabilities and $4.4 million decrease in prepaid income taxes.

For the year ended December 31, 2021, cash provided by operating activities was primarily attributable to net income earned of $1.38 billion and adjustments for certain non-cash expenses, consisting of $50.2 million of depreciation and amortization, and $70.5 million of stock-based compensation. For the year ended December 31, 2021, cash provided by operating activities also increased due to a $114.3 million increase in accounts payable, a $71.6 million increase in accrued liabilities, a $31.5 million increase in accrued promotional allowances, a $16.4 million increase in deferred income taxes, an $8.0 million increase in accrued compensation and a $7.2 million increase in income taxes payable. For the year ended December 31, 2021, cash used in operating activities was primarily attributable to a $277.8 million increase in inventories, a $254.2 million increase in accounts receivable, a $29.3 million increase in prepaid expenses and other assets, a $22.7 million decrease in deferred revenue and a $10.9 million increase in prepaid income taxes.

Cash flows used in investing activities. Net cash used in investing activities was $161.4 million for the year ended December 31, 2022, as compared to cash used in investing activities of $992.0 million for the year ended December 31, 2021.

For both the years ended December 31, 2022 and 2021, cash provided by investing activities was primarily attributable to sales of available-for-sale investments. For both the years ended December 31, 2022 and 2021, cash used in investing activities was primarily attributable to purchases of available-for-sale investments. For the year ended December 31, 2022, cash used in investing activities included $329.5 million (net of cash acquired), related to the CANarchy Transaction. To a lesser extent, for both the years ended December 31, 2022 and 2021, cash used in investing activities also included the acquisition of real property, fixed assets consisting of vans and promotional vehicles, coolers and other equipment to support our marketing and promotional activities, production equipment, furniture and fixtures, office and computer equipment, computer software, equipment used for sales and administrative activities, certain leasehold improvements, improvements to real property as well as the acquisition, defense and maintenance of trademarks. We expect to continue to use a portion of our cash in excess of our requirements for operations for purchasing short-term and long-term investments, leasehold improvements, the acquisition of capital equipment (specifically, vans, trucks and promotional vehicles, coolers, other promotional equipment, merchandise displays, warehousing racks as well as items of production equipment required to produce certain of our existing and/or new products and to develop our brand in international markets) and for other corporate purposes. From time to time, we may also use cash to purchase additional real property related to our beverage business and/or acquire compatible businesses.

Cash flows (used in) provided by financing activities. Cash used in financing activities was $706.9 million for the year ended December 31, 2022 as compared to cash provided by financing activities of $34.8 million for the year ended December 31, 2021. The cash flows used in financing activities for the year ended December 31, 2022 was primarily the result of the repurchases of our common stock. The cash flows provided by financing activities for both the years ended December 31, 2022, and 2021 was primarily attributable to the issuance of our common stock related to stock-based compensation.

The following represents a summary of the Company's contractual commitments and related scheduled maturities as of December 31, 2022:

		Payments due by period (in thousands)			
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations[1]	$ 314,251	$ 239,350	$ 65,315	$ 9,586	$ —
Finance Leases	811	769	40	2	—
Operating Leases	42,011	8,854	12,566	8,242	12,349
Purchase Commitments[2]	328,015	316,680	11,156	179	—
	$ 685,088	$ 565,653	$ 89,077	$ 18,009	$ 12,349

[1]Contractual obligations include our obligations related to sponsorships and other commitments.

[2]Purchase commitments include obligations made by us and our subsidiaries to various suppliers for raw materials used in the production of our products. These obligations vary in terms, but are generally satisfied within one year.

In addition, approximately $3.0 million of unrecognized tax benefits have been recorded as liabilities as of December 31, 2022. It is expected that the amount of unrecognized tax benefits will not significantly change within the next 12 months. As of December 31, 2022, we had $0.4 million of accrued interest and penalties related to unrecognized tax benefits.

Accounting Policies and Pronouncements

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements. Critical accounting estimates are those that management believes are the most important to the portrayal of our financial condition and results and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and that have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. Judgments and uncertainties may result in materially different amounts being reported under different conditions or using different assumptions. See "Part II, Item 8 – Financial Statements and Supplementary Data – Note 1 – Organization and Summary of Significant Accounting Policies" for a summary of our significant accounting policies.

The following summarizes our most significant critical accounting estimates:

Goodwill – The Company records goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired, including related tax effects. Goodwill is not amortized; instead, goodwill is tested for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Application of the goodwill impairment test requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated through the use of a discounted cash flow methodology. This analysis requires significant assumptions, including discount rate, projected future revenues, projected future operating margins and terminal growth rates. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. The Company will recognize an impairment for the amount by which the carrying amount exceeds a reporting unit's fair value. For the years ended December 31, 2022, 2021 and 2020, there were no goodwill impairments recorded and there are no accumulated impairment balances.

Other Intangibles – In accordance with FASB ASC 350, intangible assets with indefinite lives are not amortized but instead are measured for impairment at least annually, or when events indicate that an impairment exists. Recoverability of indefinite-lived intangible assets is determined on a relief from royalty methodology, which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess. This analysis requires significant assumptions, including discount rate, projected future revenues and terminal growth rates. A significant change in any or a combination of the assumptions used to estimate fair value of our indefinite-lived intangible assets could have a negative impact on the estimated fair values. The Company amortizes its trademarks with finite useful lives over their respective useful lives. For the year ended December 31, 2022, an impairment charge of $2.2 million was recorded to intangibles. For the year ended December 31, 2021 no impairment charges were recorded to intangibles. For the year ended December 31, 2020, an impairment charge of $8.7 million was recorded to intangibles.

Revenue Recognition – Promotional and other allowances (variable consideration) recorded as a reduction to net sales for our energy drink products primarily include consideration given to the Company's non-alcohol bottlers/distributors or retail customers including, but not limited to the following:

- discounts granted off list prices to support price promotions to end-consumers by retailers;
- reimbursements given to the Company's bottlers/distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances and other fees for both new and existing products;
- the Company's agreed share of fees given to bottlers/distributors and/or directly to retailers for advertising, in-store marketing and promotional activities;
- the Company's agreed share of slotting, shelf space allowances and other fees given directly to retailers;
- incentives given to the Company's bottlers/distributors and/or retailers for achieving or exceeding certain predetermined sales goals;
- discounted or free products;

- contractual fees given to the Company's bottlers/distributors related to sales made directly by the Company to certain customers that fall within the bottlers'/distributors' sales territories; and

- commissions paid to TCCC based on our sales to certain wholly-owned subsidiaries of TCCC and/or to certain companies accounted for under the equity method by TCCC.

The Company's promotional allowance programs for its energy drink products with its bottlers/distributors and/or retailers are executed through separate agreements in the ordinary course of business. These agreements generally provide for one or more of the arrangements described above and are of varying durations, ranging from one week to one year. The Company's promotional and other allowances for its energy drink products are calculated based on various programs with bottlers/distributors and retail customers, and accruals are established during the year for its anticipated liabilities. These accruals are based on agreed upon terms as well as the Company's historical experience with similar programs and require management's judgment with respect to estimating consumer participation and/or distributor and retail customer performance levels. Differences between such estimated expenses and actual expenses for promotional and other allowance costs have historically been insignificant and are recognized in earnings in the period such differences are determined.

Promotional and other allowances for the Alcohol Brands segment primarily include price promotions where permitted.

Recent Accounting Pronouncements

See "Part II, Item 8 – Financial Statements and Supplementary Data – Note 1 – Organization and Summary of Significant Accounting Policies – Recent Accounting Pronouncements" for a full description of recent accounting pronouncements including the respective expected dates of adoption and expected effects on the Company's consolidated financial position, results of operations or liquidity.

Forward-Looking Statements

Certain statements made in this report may constitute forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) (the "Exchange Act") regarding the expectations of management with respect to revenues, profitability, adequacy of funds from operations and our existing credit facility, among other things. All statements containing a projection of revenues, income (loss), earnings (loss) per share, capital expenditures, dividends, capital structure or other financial items, a statement of management's plans and objectives for future operations, or a statement of future economic performance contained in management's discussion and analysis of financial condition and results of operations, including statements related to new products, volume growth and statements encompassing general optimism about future operating results and non-historical information, are forward-looking statements within the meaning of the Exchange Act. Without limiting the foregoing, the words "believes," "thinks," "anticipates," "plans," "expects," "estimates" and similar expressions are intended to identify forward-looking statements.

Management cautions that these statements are qualified by their terms and/or important factors, many of which are outside our control and involve a number of risks, uncertainties and other factors, that could cause actual results and events to differ materially from the statements made including, but not limited to, the following:

- Our ability to absorb, mitigate or pass on cost increases to our bottlers/distributors and/or customers;
- The impact of rising costs, interest rates, and inflation on the discretionary income of our consumers, particularly the rising cost of energy;
- Uncertainties associated with an economic slowdown or recession that could negatively impact the financial condition of our customers and could result in a reduced demand for our products;
- The impact of the military conflict in Ukraine, including supply chain disruptions, volatility in commodity prices, increased economic uncertainty and escalating geopolitical tensions;

- Fluctuations in growth and/or growth rates and/or decline in sales of the domestic and international energy drink categories generally, including in the convenience and gas channel (which is our largest channel) and the impact on demand for our products resulting from deteriorating economic conditions and/or financial uncertainties;
- The impact of temporary or permanent facility closures, production slowdowns and disruptions in operations experienced by our suppliers, bottlers/distributors,/or co-packers, and/or breweries, including any material disruptions on the production and distribution of our products;
- The consolidation of co-packers leading us to increasingly rely on fewer co-packing groups, certain of which account for a large percentage of our co-packing capacity for our Monster Energy® drinks;
- The impact of logistical issues and delays, including shortages of shipping containers and port of entry congestion;
- We have extensive commercial arrangements with TCCC and, as a result, our future performance is substantially dependent on the success of our relationship with TCCC;
- The impact of TCCC's bottlers/distributors distributing Coca-Cola brand energy drinks and possible reductions in the number of our SKUs carried by such bottlers/distributors and/or such bottlers/distributors imposing limitations on distributing new product SKUs;
- The effect of TCCC being one of our significant stockholders and the potential divergence of TCCC's interests from those of our other stockholders;
- Our ability to maintain relationships with TCCC system bottlers/distributors and manage their ongoing commitment to focus on our non-alcohol products;
- Disruption in distribution channels and/or decline in sales due to the termination and/or insolvency of existing and/or new domestic and/or international bottlers/distributors;
- Lack of anticipated demand for our products in domestic and/or international markets;
- Fluctuations in the inventory levels of our bottlers/distributors, planned or otherwise, and the resultant impact on our revenues;
- Unfavorable regulations, including taxation, age restrictions imposed on the sale, purchase, or consumption of our products, marketing restrictions, product registration requirements, tariffs, trade restrictions, container size limitations and/or ingredient restrictions;
- The effect of inquiries from, and/or actions by, state attorneys general, the Federal Trade Commission (the "FTC"), the Food and Drug Administration (the "FDA"), the Bureau of Alcohol, Tobacco, Firearms and Explosives (the "ATF"), municipalities, city attorneys, other government agencies, quasi-government agencies, government officials (including members of U.S. Congress) and/or analogous central and local agencies and other authorities in the foreign countries in which our products are manufactured and/or distributed, into the advertising, marketing, promotion, ingredients, sale and/or consumption of our products, including voluntary and/or required changes to our business practices;
- Our ability to comply with laws, regulations and evolving industry standards regarding consumer privacy and data use and security, including, but not limited to, with respect to the General Data Protection Regulation and the California Consumer Privacy Act of 2018;
- Our ability to achieve profitability and/or repatriate cash from certain of our operations outside the United States;
- Our ability to manage legal and regulatory requirements in foreign jurisdictions, potential difficulties in staffing and managing foreign operations and potentially higher incidence of fraud or corruption and credit risk of foreign customers and/or bottlers/distributors;
- Changes in U.S. tax laws as a result of any legislation proposed by the U.S. Presidential Administration or U.S. Congress, which may include efforts to change or repeal the 2017 Tax Cuts and Jobs Act and the federal corporate income tax rate reduction;
- Our ability to produce our products in international markets in which they are sold, thereby reducing freight costs and/or product damages;
- Our ability to effectively manage our inventories and/or our accounts receivables;
- Our foreign currency exchange rate risk with respect to our sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar, which will continue to increase as foreign sales increase;
- The long-term impact of the United Kingdom's departure from the European Union (or "Brexit");

- Changes in accounting standards may affect our reported profitability;
- Implications of the Organization for Economic Cooperation and Development's base erosion and profit shifting project;
- Any proceedings which may be brought against us by the Securities and Exchange Commission (the "SEC"), the FDA, the FTC, the ATF or other governmental agencies or bodies;
- The outcome and/or possibility of future shareholder derivative actions or shareholder securities litigation that may be filed against us and/or against certain of our officers and directors, and the possibility of other private shareholder litigation;
- The outcome of product liability or consumer fraud litigation and/or class action litigation (or its analog in foreign jurisdictions) regarding the safety of our products and/or the ingredients in and/or claims made in connection with our products and/or alleging false advertising, marketing and/or promotion, and the possibility of future product liability and/or class action lawsuits;
- Exposure to significant liabilities due to litigation, legal or regulatory proceedings, including litigation directed at the energy and alcohol beverage industries generally or at the Company in particular;
- Intellectual property injunctions;
- Unfavorable resolution of tax matters;
- Uncertainty and volatility in the domestic and global economies, including risk of counterparty default or failure;
- Our ability to address any significant deficiencies or material weakness in our internal controls over financial reporting;
- Our ability to continue to generate sufficient cash flows to support our expansion plans and general operating activities;
- Decreased demand for our products resulting from changes in consumer preferences, including, but not limited to: changes in demand for different packages, sizes and configurations; changes due to perceived health concerns such as obesity, ingredients in our products or packaging, and alcohol abuse; changes due to product safety concerns; and/or changes due to decreased consumer discretionary spending power;
- Adverse publicity surrounding obesity, alcohol consumption, and other health concerns related to our products, product safety and quality, water usage, environmental impact and sustainability, human rights, our culture, workforce and labor and workplace laws;
- Our ability to meet or comply with sustainability-related expectations, standards, and regulations, including forthcoming rules set forth by the SEC and European Commission;
- Changes in demand that are weather or season related and/or for other reasons, including changes in product category and/or package consumption and changes in cost and availability of certain key ingredients including aluminum cans, as well as disruptions to the supply chain, as a result of climate change and poor or extreme weather conditions;
- The impact of unstable political conditions, civil unrest, large scale terrorist acts, the outbreak or escalation of armed hostilities, major natural disasters and extreme weather conditions, widespread outbreaks of infectious diseases (such as the COVID-19 pandemic), or unforeseen economic and political changes and local or international catastrophic events;
- The human and economic consequences of the COVID-19 pandemic, including new variants, as well as the measures taken or that may be taken in the future by governments, and consequently, businesses (including the Company and its suppliers, bottlers/ distributors, co-packers and other service providers) and the public at large to limit the COVID-19 pandemic;
- The impact of changes to our sponsorship and endorsement activities, our sampling activities, and/or our innovation activities as a result of COVID-19 or other pandemics on our future sales and market share;
- The impact of countries being in lockdown due to the COVID-19 pandemic at various times;
- The impact on our business of competitive products and pricing pressures and our ability to gain or maintain our share of sales in the marketplace as a result of actions by competitors, including unsubstantiated and/or misleading claims, false advertising claims and tortious interference, as well as competitors selling misbranded products;

- The impact on our business of trademark and trade dress infringement proceedings brought against us relating to our brands, which could result in an injunction barring us from selling certain of our products and/or require changes to be made to our current trade dress;
- Our ability to implement and/or maintain price increases, including through reductions in promotional allowances;
- An inability to achieve volume growth through product and packaging initiatives;
- Our ability to sustain the current level of sales and/or achieve growth for our Monster Energy® brand energy drinks and/or our other products, including our Strategic Brands and Alcohol Brands;
- Our ability to implement our growth strategy, including expanding our business in existing and new sectors, such as the alcohol beverage sector;
- Our ability to successfully integrate CANarchy and other acquired businesses or assets;
- The inherent operational risks presented by the alcohol beverage industry that may not be adequately covered by insurance or lead to litigation relating to alcohol marketing, advertising, or distribution practices, alcohol abuse problems and other health consequences arising from excessive consumption of or other misuse of alcohol, including death;
- The impact of criticism of our products and/or the energy drink and/or alcohol beverage markets generally and/or legislation enacted (whether as a result of such criticism or otherwise) that restricts the marketing or sale of energy drinks and/or alcohol beverages (including prohibiting the sale of energy and/or alcohol drinks at certain establishments or pursuant to certain governmental programs), limits caffeine or alcohol content in beverages, requires certain product labeling disclosures and/or warnings, imposes excise and/or sales taxes, limits product sizes and/or imposes age restrictions for the sale of energy and/or alcohol drinks;
- Our ability to comply with and/or resulting lower consumer demand and/or lower profit margins for energy drinks and/or alcohol beverages due to proposed and/or future U.S. federal, state and local laws and regulations and/or proposed or existing laws and regulations in certain foreign jurisdictions and/or any changes therein, including changes in taxation requirements (including tax rate changes, new tax laws, new and/or increased excise, sales and/or other taxes on our products and revised tax law interpretations) and environmental laws, as well as the Federal Food, Drug, and Cosmetic Act and regulations or rules made thereunder or in connection therewith by the FDA, as well as changes in any other food, drug or similar laws in the United States and internationally, especially those changes that may restrict the sale of energy and/or alcohol drinks (including prohibiting the sale of energy and/or alcohol drinks at certain establishments or pursuant to certain governmental programs), limit caffeine or alcohol content in beverages, require certain product labeling disclosures and/or warnings, impose excise taxes, impose sugar taxes, limit product sizes, or impose age restrictions for the sale of energy and/or alcohol drinks, as well as laws and regulations or rules made or enforced by the ATF and Explosives and/or the FTC or their foreign counterparts;
- Disruptions in the timely import or export of our products and/or ingredients including flavors, flavor ingredients and supplement ingredients due to port congestion, strikes and related labor issues or otherwise;
- Our ability to satisfy all criteria set forth in any model energy and/or alcohol drink guidelines, including, without limitation, those adopted by the American Beverage Association, of which we are a member, and/or any international beverage associations and the impact of our failure to satisfy such guidelines may have on our business;
- The effect of unfavorable or adverse public relations, press, articles, comments and/or media attention;
- Changes in the cost, quality and availability of containers, packaging materials, aluminum cans or kegs, the Midwest and other premiums, raw materials, including flavors and flavor ingredients, and other ingredients and juice concentrates, and our ability to obtain and/or maintain favorable supply arrangements and relationships and procure timely and/or sufficient production of all or any of our products to meet customer demand;
- Any shortages that may be experienced in the procurement of containers and/or other raw materials including, without limitation, water, flavors, flavor ingredients, supplement ingredients, aluminum cans generally, PET containers used for our Monster Hydro® energy drinks, 24-ounce aluminum cap cans and 550ml BRE aluminum cans with resealable ends;
- Limitations in procuring sufficient quantities of aluminum cans;

- In order to secure sufficient quantities of aluminum cans and sufficient co-packing availability in the future, we may be required to commit to minimum purchase volumes and/or minimum co-packing volumes. In the event that we over-estimate future demand for our products and therefore may not purchase such minimum quantities in full, or utilize such minimum co-packing volumes in full, we may incur claims and/or costs or losses in respect of such shortfalls;
- The impact on our cost of sales of corporate activity among the limited number of suppliers from whom we purchase certain raw materials;
- Our ability to pass on to our customers all or a portion of any increases in the costs of raw materials, ingredients, commodities and/or other cost inputs affecting our business;
- Our ability to achieve both internal domestic and international forecasts, which may be based on projected volumes and sales of many product types and/or new products, certain of which are more profitable than others; there can be no assurance that we will achieve projected levels of sales as well as forecasted product and/or geographic mixes;
- Our ability to penetrate new domestic and/or international markets and/or gain approval or mitigate the delay in securing approval for the sale of our products in various countries;
- The effectiveness of sales and/or marketing efforts by us and/or by the bottlers/distributors of our products, most of whom distribute products that may be regarded as competitive with our products;
- Unilateral decisions by bottlers/distributors, buying groups, convenience chains, grocery chains, mass merchandisers, specialty chain stores, e-commerce retailers, e-commerce websites, club stores and other customers to discontinue carrying all or any of our products that they are carrying at any time, restrict the range of our products they carry, impose restrictions or limitations on the sale of our products and/or the sizes of containers of our products and/or devote less resources to the sale of our products;
- The impact of certain activities by competitors and others to persuade regulators and/or retailers and/or customers in certain countries to reduce the permitted or maximum container sizes for our products from those currently being sold and marketed by us;
- The impact of possible trading disputes between our bottler/distributors and their customers and/or one or more buying groups which may result in the delisting of certain of the Company products, temporarily or otherwise;
- The effects of retailer consolidation on our business and our ability to successfully adapt to the rapidly changing retail landscape, including, but not limited to, substantial competition in the alcohol beverage market from new entrants, consolidations by competitors and retailers, and other competitive activities;
- Our ability to adapt to the changing retail landscape with the rapid growth in e-commerce retailers;
- The effects of bottler/distributor consolidation on our business;
- The costs and/or effectiveness, now or in the future, of our advertising, marketing and promotional strategies;
- The success of our sports marketing, social media and other general marketing endeavors both domestically and internationally;
- Possible product recalls and/or reformulations of certain of our products and/or market withdrawals of certain of our products due to defective and/or non-compliant formulas or production in one or more jurisdictions;
- The failure of our bottlers and/or co-packers to manufacture our products on a timely basis or at all;
- Our ability to make suitable arrangements and/or procure sufficient capacity for the co-packing of any of our products both domestically and internationally, the timely replacement of discontinued co-packing arrangements and/or limitations on co-packing availability, including for retort production;
- Our ability to make suitable arrangements for the timely procurement of non-defective raw materials;
- Our inability to protect and/or the loss of our intellectual property rights and/or our inability to use our trademarks, trade names or designs and/or trade dress in certain countries;
- Volatility of stock prices which may restrict stock sales, stock purchases or other opportunities as well as negatively impact the motivation of equity award grantees;
- Provisions in our organizational documents and/or control by insiders which may prevent changes in control even if such changes would be beneficial to other stockholders;

- Any disruption in and/or lack of effectiveness of our information technology systems, including a breach of cyber security, that disrupts our business or negatively impacts customer relationships, as well as cybersecurity incidents involving data shared with third parties; and
- Recruitment and retention of senior management, other key employees and our employee base in general.

The foregoing list of important factors and other risks detailed from time to time in our reports filed with the SEC is not exhaustive. See "Part I, Item 1A – Risk Factors" for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, our actual results could be materially different from the results described or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you should not rely on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events except to the extent required by applicable securities laws.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business our financial position is routinely subject to a variety of risks. The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are fluctuations in commodity and other input prices affecting the costs of our raw materials (including, but not limited to, increases in the costs of aluminum cans, as well as sugar, sucralose and other sweeteners, glucose, sucrose, juice concentrates, milk, cream, coffee, tea, hops, malt and yeast, all of which are used in some or many of our products), fluctuations in energy and fuel prices, as well as limitations in the availability of aluminum cans and certain other raw materials and packaging materials. We generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. We are also subject to market risks with respect to the cost of commodities and other inputs because our ability to recover increased costs through higher pricing is limited by the competitive environment in which we operate.

We do not use derivative financial instruments to protect ourselves from fluctuations in interest rates and generally do not hedge against fluctuations in commodity prices.

Our net sales to customers outside of the United States were approximately 37% of consolidated net sales for both the years ended December 31, 2022 and 2021. Our growth strategy includes expanding our international business. As a result, we are subject to risks from changes in foreign currency exchange rates. During the year ended December 31, 2022, we entered into forward currency exchange contracts with financial institutions to create an economic hedge to specifically manage a portion of the foreign exchange risk exposure associated with certain consolidated subsidiaries' non-functional currency denominated assets and liabilities. All foreign currency exchange contracts entered into by us as of December 31, 2022 have terms of three months or less. We do not enter into forward currency exchange contracts for speculation or trading purposes.

We have not designated our foreign currency exchange contracts as hedge transactions under FASB ASC 815. Therefore, gains and losses on our foreign currency exchange contracts are recognized in other (expense) income, net, in the consolidated statements of income, and are largely offset by the changes in the fair value of the underlying economically hedged item. We do not consider the potential loss resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates as of December 31, 2022 to be significant.

As of December 31, 2022, we had $1.31 billion in cash and cash equivalents, $1.36 billion in short-term investments and $61.4 million in long-term investments Certain of these investments are subject to general credit, liquidity, market and interest rate risks.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required to be furnished in response to this Item 8 follows the signature page and Index to Exhibits hereto at pages 76 through 122.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures – Under the supervision and with the participation of the Company's management, including our Co-Chief Executive Officers and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this report. Based upon this evaluation, the Co-Chief Executive Officers and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in rules and forms of the SEC and (2) accumulated and communicated to our management, including our principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting – Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management's evaluation under the framework in *Internal Control - Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation.

Changes in Internal Control Over Financial Reporting – There were no changes in the Company's internal controls over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Monster Beverage Corporation
Corona, California

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Monster Beverage Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control —Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2022, of the Company and our report dated March 1, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
March 1, 2023

ITEM 9B.   **OTHER INFORMATION**

None.

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

<center>PART III</center>

ITEM 10.   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by this item regarding our directors is included under the caption "Proposal One – Election of Directors" in our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022 (the "2023 Proxy Statement") and is incorporated herein by reference.

Information concerning compliance with Section 16(a) of the Exchange Act is included under the caption "Delinquent Section 16(a) Reports" in our 2023 Proxy Statement and is incorporated herein by reference.

Information concerning the Audit Committee and the Audit Committee Financial Expert is reported under the caption "Audit Committee; Report of the Audit Committee; Duties and Responsibilities" in our 2023 Proxy Statement and is incorporated herein by reference.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers (including our principal executive officers, principal financial officer, principal accounting officer and controllers) and employees. The Code of Business Conduct and Ethics and any amendment thereto, as well as any waivers that are required to be disclosed by the rules of the SEC or NASDAQ, may be obtained at http://investors. monsterbevcorp.com/corporate-governance or at no cost to you by writing or telephoning us at the following address or telephone number:

<center>
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879
(951) 739-6200
(800) 426-7367
</center>

ITEM 11.   **EXECUTIVE COMPENSATION**

Information concerning the compensation of our directors and executive officers and Compensation Committee Interlocks and Insider Participation is reported under the captions "Compensation Discussion and Analysis," and "Compensation Committee," respectively, in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The disclosure set forth in Item 5, "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities", of this report is incorporated herein.

Information concerning the beneficial ownership of the Company's Common Stock of (a) those persons known to the Company to be the beneficial owners of more than 5% of the Company's common stock; (b) each of the Company's directors and nominees for director; and (c) the Company's executive officers and all of the Company's current directors and executive officers as a group is reported under the caption "Principal Stockholders and Security Ownership of Management" in our 2023 Proxy Statement and is incorporated herein by reference.

Information concerning shares of the Company's Common Stock authorized for issuance under the Company's equity compensation plans is reported under the caption "Employee Equity Compensation Plan Information" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information concerning certain relationships and related transactions is reported under the caption "Certain Relationships and Related Transactions and Director Independence" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning our accountant fees and our Audit Committee's pre-approval of audit and permissible non-audit services of independent auditors is reported under the captions "Principal Accounting Firm Fees" and "Pre-Approval of Audit and Non-Audit Services," respectively, in our 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Form 10-K:

Exhibits:
    The Exhibits listed in the Index of Exhibits, which appears immediately preceding the signature page and is incorporated herein by reference, as filed as part of this Form 10-K.

ITEM 16.   FORM 10-K SUMMARY

None

INDEX TO EXHIBITS

The following designated exhibits, as indicated below, are either filed or furnished, as applicable herewith or have heretofore been filed or furnished with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

2.1	Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments (incorporated by reference to Exhibit 2.1 to our Form 8-K dated August 18, 2014).
2.1.1	Amendment to Transaction Agreement, dated as of March 16, 2018, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., The Coca-Cola Company and European Refreshments (incorporated by reference to Exhibit 2.1 to our Form 8-K dated March 20, 2018).
2.2	Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company (incorporated by reference to Exhibit 2.2 to our Form 8-K dated August 18, 2014).
3.1	Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to our Form 10-K dated November 7, 2016).
3.2	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to our Form 8-K dated April 16, 2018).
4.1	Description of Common Stock (incorporated by reference to Exhibit 4.1 to our Form 10-K dated February 28, 2020).
10.1	Amended and Restated Distribution Coordination Agreement, dated as of June 12, 2015, between Monster Energy Company and The Coca-Cola Company (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 10, 2015).
10.2	Amended and Restated International Distribution Coordination Agreement, dated as of June 12, 2015, between Monster Energy Ltd. and Monster Energy Company and The Coca-Cola Company (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated August 10, 2015).
10.3	Form of Indemnification Agreement (to be provided by Monster Beverage Corporation to its directors and officers) (incorporated by reference to Exhibit 10.1 to our Form 8-K dated June 11, 2019).
10.4+	Form of Restricted Stock Unit Agreement pursuant to the Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to our Form 10-K dated March 1, 2021).
10.5+	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 9, 2011).
10.6+	Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K dated May 24, 2011).
10.7+	Employment Agreement between Monster Beverage Corporation and Rodney C. Sacks (incorporated by reference to Exhibit 10.1 to our Form 8-K dated March 19, 2014).
10.8+	Employment Agreement between Monster Beverage Corporation and Hilton H. Schlosberg (incorporated by reference to Exhibit 10.2 to our Form 8-K dated March 19, 2014).
10.9+	Form of Stock Option Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to our Form 10-K dated March 1, 2018).
10.10+	Form of Stock Option Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to our Form 10-K dated March 1, 2018).
10.11+	Form of 2020 Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 11, 2020).
10.12+	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 11, 2020).
10.13+	Form of Restricted Stock Unit Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to our Form 10-K dated March 1, 2021).

10.14+	Form of Restricted Stock Unit Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2021).
10.15+	Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A, filed April 21, 2020).
10.16+	Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors as Amended and Restated on February 23, 2022 (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 6, 2022).
10.17+	Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.2 to our Form S-8 dated June 21, 2017).
10.18+	Amended and Restated Monster Beverage Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2018).
10.19+	Form of Stock Option Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 7, 2021).
10.20+	Form of Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 7, 2021).
10.21+	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to our Form 10-Q dated May 7, 2021).
10.22+	Form of Restricted Stock Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to our Form 10-Q dated May 7, 2021).
16.1	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission dated January 13, 2023 (incorporated by reference to Exhibit 16.1 to our Form 8-K dated January 13, 2023).
21*	Subsidiaries
23*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification by Co-Chief Executive Officer pursuant to Rule 13A-14(a) or 15D-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by Co-Chief Executive Officer pursuant to Rule 13A-14(a) or 15D-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.3*	Certification by Chief Financial Officer pursuant to Rule 13A-14(a) or 15D-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification by Co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification by Co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following materials from Monster Beverage Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are furnished herewith, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2022 and 2021, (ii) Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020, (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020, and (vi) Notes to Consolidated Financial Statements.
104*	The cover page from Monster Beverage Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101.

*   Filed herewith.
\+   Management contract or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONSTER BEVERAGE CORPORATION

/s/ RODNEY C. SACKS	Rodney C. Sacks Chairman of the Board of Directors and Co-Chief Executive Officer	Date: March 1, 2023
/s/ HILTON H. SCHLOSBERG	Hilton H. Schlosberg Vice Chairman of the Board of Directors and Co-Chief Executive Officer	Date: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RODNEY C. SACKS Rodney C. Sacks	Chairman of the Board of Directors and Co-Chief Executive Officer (principal executive officer)	March 1, 2023
/s/ HILTON H. SCHLOSBERG Hilton H. Schlosberg	Vice Chairman of the Board of Directors and Co-Chief Executive Officer (principal executive officer)	March 1, 2023
/s/ THOMAS J. KELLY Thomas J. Kelly	Chief Financial Officer (principal financial officer, principal accounting officer)	March 1, 2023
/s/ ANA DEMEL Ana Demel	Director	March 1, 2023
/s/ JAMES L. DINKINS James L. Dinkins	Director	March 1, 2023
/s/ GARY P. FAYARD Gary P. Fayard	Director	March 1, 2023
/s/ MARK J. HALL Mark J. Hall	Director	March 1, 2023
/s/ TIFFANY M. HALL Tiffany M. Hall	Director	March 1, 2023
/s/ JEANNE P. JACKSON Jeanne P. Jackson	Director	March 1, 2023
/s/ STEVEN G. PIZULA Steven G. Pizula	Director	March 1, 2023
/s/ MARK S. VIDERGAUZ Mark S. Vidergauz	Director	March 1, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Monster Beverage Corporation
Corona, California

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Monster Beverage Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Audit Committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Promotional Allowances — Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company's promotional and other allowances are calculated based on various programs with its bottlers/distributors and retail customers, and accruals are established at the time of the initial product sale for the Company's anticipated liabilities. These accruals are based on agreed-upon terms as well as the Company's historical experience with similar programs and require management's judgment with respect to estimating consumer participation and/or bottler/distributor and retail customer performance levels. Promotional and other allowances for the Company's energy drink products primarily include consideration given to its non-alcohol bottlers/distributors or retail customers, including, but not limited to, the following: (i) discounts granted off list prices to support price promotions to end consumers by retailers; (ii) reimbursements given to bottlers/distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances, and other fees for both new and existing products; (iii) agreed share of fees given to bottlers/distributors and/or directly to retailers for advertising, in-store marketing, and promotional activities; (iv) agreed share of slotting, shelf space allowances, and other fees given directly to retailers, club stores and/or wholesalers; (v) incentives given to bottlers/distributors and/or retailers for achieving or exceeding certain predetermined sales goals; (vi) discounted or free products; (vii) contractual fees given to bottlers/distributors related to sales made by the Company directly to certain customers that fall within the bottlers'/distributors' sales territories; and (viii) certain commissions paid based on sales to bottlers/distributors. The promotional programs for the Company's energy drink products are of varying durations, typically ranging from one week to one year based on the agreed-upon terms. The nature of such programs is determined on a per retail customer basis, and in certain instances, the same program is set for multiple retail customers. The promotional expenditures are recorded as a reduction to net sales in the period the underlying sale occurs. Total promotional expenditures included as a reduction to net sales were $990.6 million for the year ended December 31, 2022, and accrued promotional allowances were $255.6 million as of December 31, 2022.

We identified accrued promotional allowances as a critical audit matter because of the extent and subjective nature of management judgment required with respect to estimating consumer participation and/or distributor and retail customer performance levels and future promotional claims, which required a high degree of auditor judgement and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures over accrued promotional allowances for energy drink products, with respect to management's judgment regarding levels of consumer participation and/or distributor and retail customer performance levels and future promotional claims, included the following, among others:

- We tested the effectiveness of controls over accrued promotional allowances, including those controls pertaining to management's estimation of future promotional claims.
- We selected a sample of accrued promotional allowances recorded for specific distributors and retail customers and sent confirmation requests of the accrual recorded and key terms of the agreement directly to the distributor or retail customer. We compared the confirmation response to the accrued amount recorded by the Company. In instances of nonreplies to our confirmation request from the distributor or retail customer, we performed alternative procedures as follows: (1) developing an expectation of the accrual using current-year claim and payment data, and/or (2) vouching known claim submissions, unpaid as of period-end, to underlying supporting documentation.
- We tested the promotional expenditure amount recorded as a reduction to net sales and assessed the reasonableness of management's estimate by developing an expectation of the amount, based on historical promotional expenditure amounts recorded as a percentage of sales, and compared our expectation to the recorded promotional expenditure amount.
- We performed inquiries with the Company's sales and marketing personnel to corroborate our understanding of new and existing promotional programs that may alter the relationship between gross

billings and promotional allowances, as such programs are considered by management when estimating future promotional claims.

- We evaluated management's ability to estimate promotional allowances by comparing the actual promotional allowances subsequently paid to the original estimates of management.

/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
March 1, 2023

We have served as the Company's auditor since 1991.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021 (In Thousands, Except Par Value)

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,307,141	$ 1,326,462
Short-term investments	1,362,314	1,749,727
Accounts receivable, net	1,016,203	896,658
Inventories	935,631	593,357
Prepaid expenses and other current assets	109,823	82,668
Prepaid income taxes	33,785	33,238
Total current assets	4,764,897	4,682,110
INVESTMENTS	61,443	99,419
PROPERTY AND EQUIPMENT, net	516,897	313,753
DEFERRED INCOME TAXES	177,039	225,221
GOODWILL	1,417,941	1,331,643
OTHER INTANGIBLE ASSETS, net	1,220,410	1,072,386
OTHER ASSETS	134,478	80,252
Total Assets	$ 8,293,105	$ 7,804,784
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 444,265	$ 404,263
Accrued liabilities	172,991	210,964
Accrued promotional allowances	255,631	211,461
Deferred revenue	43,311	42,530
Accrued compensation	72,463	65,459
Income taxes payable	13,317	30,399
Total current liabilities	1,001,978	965,076
DEFERRED REVENUE	223,800	243,249
OTHER LIABILITIES	42,286	29,508
COMMITMENTS AND CONTINGENCIES (Note 13)		
STOCKHOLDERS' EQUITY:		
Common stock - $0.005 par value; 1,250,000 shares authorized; 641,844 shares issued and 522,300 shares outstanding as of December 31, 2022; 640,043 shares issued and 529,323 shares outstanding as of December 31, 2021	3,209	3,200
Additional paid-in capital	4,780,013	4,652,620
Retained earnings	9,001,173	7,809,549
Accumulated other comprehensive loss	(159,073)	(69,165)
Common stock in treasury, at cost; 119,544 shares and 110,720 shares as of December 31, 2022 and December 31, 2021, respectively	(6,600,281)	(5,829,253)
Total stockholders' equity	7,025,041	6,566,951
Total Liabilities and Stockholders' Equity	$ 8,293,105	$ 7,804,784

See accompanying notes to consolidated financial statements.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(In Thousands, Except Per Share Amounts)

	2022	**2021**	**2020**
NET SALES	$ 6,311,050	$ 5,541,352	$ 4,598,638
COST OF SALES	3,136,483	2,432,839	1,874,758
GROSS PROFIT	3,174,567	3,108,513	2,723,880
OPERATING EXPENSES	1,589,846	1,311,046	1,090,727
OPERATING INCOME	1,584,721	1,797,467	1,633,153
OTHER (EXPENSE) INCOME , NET	(12,757)	3,952	(6,996)
INCOME BEFORE PROVISION FOR INCOME TAXES	1,571,964	1,801,419	1,626,157
PROVISION FOR INCOME TAXES	380,340	423,944	216,563
NET INCOME	$ 1,191,624	$ 1,377,475	$ 1,409,594
NET INCOME PER COMMON SHARE:			
Basic	$ 2.26	$ 2.61	$ 2.66
Diluted	$ 2.23	$ 2.57	$ 2.64
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK AND COMMON STOCK EQUIVALENTS:			
Basic	526,779	528,763	529,639
Diluted	533,221	535,639	534,807

See accompanying notes to consolidated financial statements.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (In Thousands)

	2022	**2021**	**2020**
Net income, as reported	$ 1,191,624	$ 1,377,475	$ 1,409,594
Other comprehensive income (loss):			
Change in foreign currency translation adjustment, net of tax	(85,021)	(71,158)	35,531
Available-for-sale investments:			
Change in net unrealized losses	(4,887)	(1,041)	(110)
Reclassification adjustment for net gains included in net income	—	—	—
Net change in available-for-sale investments	(4,887)	(1,041)	(110)
Other comprehensive income (loss)	(89,908)	(72,199)	35,421
Comprehensive income	$ 1,101,716	$ 1,305,276	$ 1,445,015

See accompanying notes to consolidated financial statements.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (In Thousands)

| | Common Stock | | Additional | Retained | Accumulated Other Comprehensive | Treasury Stock | | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings	(Loss) Income	Shares	Amount	Equity
Balance, January 1, 2020	636,460	$ 3,182	$ 4,397,511	$ 5,022,480	$ (32,387)	(99,762)	$ (5,219,505)	$ 4,171,281
Stock-based compensation	—	—	67,546	—	—	—	—	67,546
Exercise of stock options	2,202	11	72,925	—	—	—	—	72,936
Unrealized loss on available-for-sale securities	—	—	—	—	(110)	—	—	(110)
Repurchase of common stock	—	—	—	—	—	(10,803)	(595,918)	(595,918)
Foreign currency translation	—	—	—	—	35,531	—	—	35,531
Net income	—	—	—	1,409,594	—	—	—	1,409,594
Balance, December 31, 2020	638,662	$ 3,193	$ 4,537,982	$ 6,432,074	$ 3,034	(110,565)	$ (5,815,423)	$ 5,160,860
Stock-based compensation	—	—	68,922	—	—	—	—	68,922
Exercise of stock options	1,381	7	45,716	—	—	—	—	45,723
Unrealized loss on available-for-sale securities	—	—	—	—	(1,041)	—	—	(1,041)
Repurchase of common stock	—	—	—	—	—	(155)	(13,830)	(13,830)
Foreign currency translation	—	—	—	—	(71,158)	—	—	(71,158)
Net income	—	—	—	1,377,475	—	—	—	1,377,475
Balance, December 31, 2021	640,043	$ 3,200	$ 4,652,620	$ 7,809,549	$ (69,165)	(110,720)	$ (5,829,253)	$ 6,566,951
Stock-based compensation	—	—	63,387	—	—	—	—	63,387
Exercise of stock options	1,801	9	64,006	—	—	—	—	64,015
Unrealized loss on available-for-sale securities	—	—	—	—	(4,887)	—	—	(4,887)
Repurchase of common stock	—	—	—	—	—	(8,824)	(771,028)	(771,028)
Foreign currency translation	—	—	—	—	(85,021)	—	—	(85,021)
Net income	—	—	—	1,191,624	—	—	—	1,191,624
Balance, December 31, 2022	641,844	$ 3,209	$ 4,780,013	$ 9,001,173	$ (159,073)	(119,544)	$ (6,600,281)	$ 7,025,041

See accompanying notes to consolidated financial statements.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (In Thousands)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,191,624	$ 1,377,475	$ 1,409,594
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	61,241	50,155	57,030
Non-cash lease expense	7,337	4,107	3,943
Gain on disposal of property and equipment	(185)	(1,013)	(350)
Loss on impairment of intangibles	2,200	—	8,700
Stock-based compensation	64,109	70,483	70,289
Deferred income taxes	48,182	16,429	(156,873)
Effect on cash of changes in operating assets and liabilities net of acquisition:			
Accounts receivable	(128,981)	(254,228)	(119,672)
Inventories	(347,712)	(277,793)	30,304
Prepaid expenses and other assets	(38,268)	(29,341)	1,024
Prepaid income taxes	(4,439)	(10,919)	5,516
Accounts payable	49,765	114,297	18,696
Accrued liabilities	(30,419)	71,586	26,113
Accrued promotional allowances	50,821	31,498	13,762
Accrued compensation	3,729	7,950	7,501
Income taxes payable	(16,860)	7,221	10,422
Other liabilities	(4,540)	492	(356)
Deferred revenue	(19,905)	(22,658)	(21,480)
Net cash provided by operating activities	887,699	1,155,741	1,364,163
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sales of available-for-sale investments	2,252,355	1,488,599	920,196
Purchases of available-for-sale investments	(1,847,067)	(2,413,143)	(1,299,981)
Acquisition of CANarchy, net of cash	(329,472)	—	—
Purchases of property and equipment	(188,726)	(43,868)	(48,722)
Proceeds from sale of property and equipment	1,313	1,328	993
Additions to intangibles	(23,427)	(13,585)	(18,550)
Increase in other assets	(26,343)	(11,353)	(26,423)
Net cash used in investing activities	(161,367)	(992,022)	(472,487)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings (payments) on debt	75	2,928	(3,086)
Issuance of common stock	64,015	45,723	72,936
Purchases of common stock held in treasury	(771,028)	(13,830)	(595,918)
Net cash (used in) provided by financing activities	(706,938)	34,821	(526,068)
Effect of exchange rate changes on cash and cash equivalents	(38,715)	(52,491)	16,848
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,321)	146,049	382,456
CASH AND CASH EQUIVALENTS, beginning of year	1,326,462	1,180,413	797,957
CASH AND CASH EQUIVALENTS, end of year	$ 1,307,141	$ 1,326,462	$ 1,180,413
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for:			
Interest	$ 431	$ 134	$ 44
Income taxes	$ 379,998	$ 420,521	$ 355,509

See accompanying notes to consolidated financial statements.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS:

Included in accrued liabilities as of December 31, 2022, 2021 and 2020 were $9.4 million, $14.0 million and $9.8 million, respectively, related to net additions to other intangible assets.

Accounts payable included equipment purchases of $2.9 million, $0.6 million and $0.6 million as of December 31, 2022, 2021 and 2020, respectively.

Accounts receivable included sales of available-for-sale short-term investments of $15.2 million as of December 31, 2022. No sales of available-for-sale investments were included in accounts receivable as of December 31, 2021 and 2020.

See accompanying notes to consolidated financial statements.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Monster Beverage Corporation (the "Company") was incorporated in the state of Delaware. The Company is a holding company and has no operating business except through its consolidated subsidiaries.

Nature of Operations – The Company develops, markets, sells and distributes energy drink beverages and concentrates for energy drink beverages, primarily under the following brand names: Monster Energy®, Monster Energy Ultra®, Monster Rehab®, Monster Energy® Nitro, Java Monster®, Punch Monster®, Juice Monster®, Monster Hydro® Energy Water, Monster Hydro® Super Sport, Monster Super Fuel®, Monster Dragon Tea®, Reign Total Body Fuel®, Reign Inferno® Thermogenic Fuel, Reign Storm®, NOS®, Full Throttle®, Burn®, Mother®, Nalu®, Ultra Energy®, Play® and Power Play® (stylized), Relentless®, BPM®, BU®, Gladiator®, Samurai®, Live+®, Predator®, Fury® and True North®.

The Company also develops, markets, sells and distributes craft beers, flavored malt beverages ("FMBs") and hard seltzers under a number of brands, including Jai Alai® IPA, Florida Man™ IPA, Dale's Pale Ale®, Wild Basin™ Hard Seltzers, Dallas Blonde®, Deep Ellum™ IPA, Perrin Brewing Company™ Black Ale, Hop Rising® Double IPA, Wasatch® Apricot Hefeweizen, The Beast Unleashed™ and a host of other brands.

Basis of Presentation – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its consolidated subsidiaries.

Amounts previously classified in certain property and equipment balances totaling $20.1 million as of December 31, 2021 have been reclassified to assets under construction to conform to presentation as of December 31, 2022. See Note 9.

Principles of Consolidation – The Company consolidates all entities that it controls by ownership of a majority voting interest. All intercompany balances and transactions have been eliminated in consolidation.

Business Combinations – Business acquisitions are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805 "Business Combinations". FASB ASC 805 requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable tangible and intangible assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity, and recognize and measure goodwill or a gain from the purchase. The acquiree's results are included in the Company's consolidated financial statements from the date of acquisition. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill. Adjustments to fair value assessments are recorded to goodwill over the measurement period (not longer than twelve months). The acquisition method also requires that acquisition-related transaction and post-acquisition restructuring costs be charged to expense and requires the Company to recognize and measure certain assets and liabilities including those arising from contingencies and contingent consideration in a business combination.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less from date of purchase to be cash equivalents. Throughout the year, the Company has had amounts on deposit at financial institutions that exceed the federally insured limits. The Company has not experienced any loss as a result of these deposits and does not expect to incur any losses in the future.

Investments – The Company's investments in debt securities are classified as either held-to-maturity, available-for-sale or trading, in accordance with FASB ASC 320. Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold until maturity. Trading securities are those securities that the Company intends to sell in the near term. All other securities not included in the held-to-maturity or trading category are classified as available-for-sale. Held-to-maturity securities are recorded at amortized cost which approximates fair market value. Trading securities are carried at fair value with unrealized gains and losses charged to earnings. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded within accumulated other comprehensive income (loss) as a separate component of stockholders' equity. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. Under FASB ASC 326-30-35, a security is considered to be impaired if the fair value of the security is less than its amortized cost basis. Where the decline in fair value below the amortized cost basis has resulted from a credit loss, the Company will record an impairment relating to credit losses through an allowance for credit losses. The allowance is limited by the amount that the fair value is less than the amortized cost basis. Impairment that has not been recorded through an allowance for credit losses is recorded through other comprehensive income (loss), net of applicable taxes. The Company evaluates whether the decline in fair value of its investments has resulted from credit loss or other factors at each quarter-end. This evaluation consists of a review by management, and includes market pricing information and maturity dates for the securities held, market and economic trends in the industry and information on the issuer's financial condition and, if applicable, information on the guarantors' financial condition. Factors considered in determining whether an impairment has resulted from credit loss or other factors include the length of time and extent to which the investment's fair value has been less than its cost basis, the financial condition and near-term prospects of the issuer and guarantors, including any specific events which may influence the operations of the issuer and the Company's intent and ability to retain the investment for a reasonable period of time sufficient to allow for any anticipated recovery of fair value.

Accounts Receivable – The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company's recent loss history and an overall assessment of past due trade accounts receivable outstanding. In accordance with FASB ASC 210-20-45, in its consolidated balance sheets, the Company has presented accounts receivable, net of promotional allowances, only for those customers that it allows net settlement. All other accounts receivable and related promotional allowances are shown on a gross basis.

Inventories – Inventories are valued at the lower of first-in, first-out, cost or market value (net realizable value).

Property and Equipment – Property and equipment are stated at cost. Depreciation of furniture and fixtures, office and computer equipment, computer software, equipment, real property and vehicles is based on their estimated useful lives (three to thirty years) and is calculated using the straight-line method. Amortization of leasehold improvements is based on the lesser of their estimated useful lives or the terms of the related leases and is calculated using the straight-line method. Normal repairs and maintenance costs are expensed as incurred. Expenditures that materially increase values or extend useful lives are capitalized. The related costs and accumulated depreciation of disposed assets are eliminated and any resulting gain or loss on disposition is included in net income.

Goodwill – The Company records goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired, including related tax effects. Goodwill is not amortized; instead, goodwill is tested for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company

(Tabular Dollars in Thousands, Except Per Share Amounts)

will recognize an impairment for the amount by which the carrying amount exceeds a reporting unit's fair value. For the years ended December 31, 2022, 2021 and 2020 there were no goodwill impairments recorded and there are no accumulated impairment balances.

Other Intangibles – Other Intangibles are comprised primarily of trademarks that represent the Company's exclusive ownership of the Monster Energy®, ®, Monster Energy Ultra®, Monster Dragon Tea®, Unleash the Beast!®, Monster Rehab®, Java Monster®, Muscle Monster®, Espresso Monster®, Punch Monster®, Juice Monster®, Monster Hydro®, Monster HydroSport Super Fuel®, Monster Super Fuel®, Reign Total Body Fuel®, Reign Inferno®, Predator®, Fury®, True North®, NOS®, Full Throttle®, Burn®, Mother®, Nalu®, Ultra Energy®, Play® and Power Play® (stylized), Relentless®, BPM®, BU®, Gladiator®, Samurai®, Oskar Blues Brewery®, Cigar City®, Deep Ellum Brewing Co®, Perrin Brewing Company®, Squatters®, Wasatch®, Jai Alai®, Dale's Pale Ale®, Dallas Blonde®, Wild Basin®, Dale's®, Mama's Little Yella Pils®, Hop Rising® and The Beast Unleashed™ trademarks, all used in connection with the manufacture, sale and distribution of beverages. The Company also owns a number of other trademarks, flavors and formulas in the United States, as well as in a number of countries around the world. In accordance with FASB ASC 350, intangible assets with indefinite lives are not amortized but instead are measured for impairment at least annually, or when events indicate that an impairment exists. The Company calculates impairment as the excess of the carrying value of its indefinite-lived assets over their estimated fair value. If the carrying value exceeds the estimate of fair value a write-down is recorded. The Company amortizes its trademarks with finite useful lives over their respective useful lives. For the years ended December 31, 2022 and 2020, impairment charges of $2.2 million and $8.7 million, respectively, were recorded to indefinite-lived intangibles. For the year ended December 31, 2021, no impairments were recorded.

We presently have more than 17,500 registered trademarks and pending applications in various countries worldwide, and we apply for new trademarks on an ongoing basis. We regard our trademarks, service marks, copyrights, domain names, trade dress and other intellectual property as very important to our business. We consider Monster®, Monster Energy®, ®, Monster Energy Ultra®, Monster Dragon Iced Tea®, Unleash the Beast!®, Rehab® Monster®, Java Monster®, Muscle Monster®, Punch Monster®, Juice Monster®, Hydro® (stylized), Monster HydroSport Super Fuel®, Hydro Super Sport®, Monster Super Fuel®, Espresso Monster®, Monster Energy® Nitro, Reign Total Body Fuel®, Reign Inferno®, True North®, BU®, Nalu®, NOS®, Full Throttle®, Burn®, Mother®, Ultra Energy®, Play® and Power Play® (stylized), Relentless®, Predator®, Fury®, Live+®, BPM®, Gladiator®, Samurai®, Oskar Blues Brewery®, Cigar City®, Deep Ellum Brewing Co®, Perrin Brewing Company®, Squatters®, Wasatch®, Jai Alai®, Dale's Pale Ale®, Dallas Blonde®, Wild Basin®, Dale's®, Mama's Little Yella Pils®, Hop Rising® and The Beast Unleashed™ to be our core trademarks. We also own the intellectual property of our most important flavors for certain of our Monster Energy® Brand energy drinks in perpetuity.

Leases – See Note 4.

Long-Lived Assets – Management regularly reviews property and equipment and other long-lived assets, including certain definite-lived intangible assets, for possible impairment. This review occurs annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is indication of impairment, management then prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated using the present value of the future cash flows discounted at a rate commensurate with management's estimates of the business risks. Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning expected future conditions. For the years ended December 31, 2022, 2021 and 2020, there were no impairment indicators identified. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

(Tabular Dollars in Thousands, Except Per Share Amounts)

Foreign Currency Translation and Transactions – The accounts of the Company's foreign subsidiaries are translated in accordance with FASB ASC 830. Foreign currency transaction gains and losses are recognized in other expense, net, at the time they occur. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of accumulated other comprehensive income (loss) in stockholders' equity. Unrealized foreign currency exchange gains and losses on certain intercompany transactions that are of a long-term investment nature (i.e., settlement is not planned or anticipated in the foreseeable future) are also recorded in accumulated other comprehensive income (loss) in stockholders' equity. During the years ended December 31, 2022, 2021 and 2020, the Company entered into forward currency exchange contracts with financial institutions to create an economic hedge to specifically manage a portion of the foreign exchange risk exposure associated with certain consolidated subsidiaries non-functional currency denominated assets and liabilities. All foreign currency exchange contracts outstanding as of December 31, 2022 have terms of three months or less. The Company does not enter into forward currency exchange contracts for speculation or trading purposes.

The Company has not designated its foreign currency exchange contracts as hedge transactions under FASB ASC 815. Therefore, gains and losses on the Company's foreign currency exchange contracts are recognized in other (expense) income, net, in the consolidated statements of income, and are largely offset by the changes in the fair value of the underlying economically hedged item. For the years ended December 31, 2022, 2021 and 2020, aggregate foreign currency transaction gains (losses), including the gains or losses on forward currency exchange contracts, amounted to ($37.9) million, $0.3 million and ($11.2) million, respectively, and have been recorded in other (expense) income, net, in the accompanying consolidated statements of income.

Revenue Recognition – See Note 3.

Cost of Sales – Cost of sales consists of the costs of flavors, concentrates, supplement ingredients and/or beverage bases, the costs of raw materials utilized in the manufacture of beverages, co-packing fees, repacking fees, in-bound freight charges, as well as internal transfer costs, warehouse expenses incurred prior to the manufacture of the Company's finished products and certain quality control costs. In addition, the Company includes in costs of sales certain costs such as depreciation, amortization and payroll costs that relate to the direct manufacture by the Company of certain flavors and concentrates. Raw materials account for the largest portion of cost of sales. Raw materials include cans, bottles, other containers, flavors, ingredients and packaging materials.

Operating Expenses – Operating expenses include selling expenses such as distribution expenses to transport products to customers and warehousing expenses after manufacture, as well as expenses for advertising, sampling and in-store demonstration costs, costs for merchandise displays, point-of-sale materials and premium items, sponsorship expenses, other marketing expenses and design expenses. Operating expenses also include such costs as payroll costs, travel costs, professional service fees including legal fees, termination payments made to certain of the Company's prior distributors, depreciation and other general and administrative costs.

Freight-Out Costs – For the years ended December 31, 2022, 2021 and 2020, freight-out costs amounted to $249.2 million, $213.9 million and $134.1 million, respectively, and have been recorded in operating expenses in the accompanying consolidated statements of income.

Advertising and Promotional Expenses – The Company accounts for advertising production costs by expensing such production costs the first time the related advertising takes place. A significant amount of the Company's promotional expenses result from payments under endorsement and sponsorship contracts. Accounting for endorsement and sponsorship payments is based upon specific contract provisions. Generally, endorsement and sponsorship payments are expensed on a straight-line basis over the term of the contract after giving recognition to the periodic performance compliance provisions of the contracts. Advertising and promotional expenses, including, but not limited to, production costs amounted to $460.7 million, $417.6 million and $345.7 million for the years

(Tabular Dollars in Thousands, Except Per Share Amounts)

ended December 31, 2022, 2021 and 2020, respectively. Advertising and promotional expenses are included in operating expenses in the accompanying consolidated statements of income.

Income Taxes – The Company utilizes the liability method of accounting for income taxes as set forth in FASB ASC 740. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances the Company considers projected future taxable income and the availability of tax planning strategies. If in the future the Company determines that it would not be able to realize its recorded deferred tax assets, an increase in the valuation allowance would be recorded, decreasing earnings in the period in which such determination is made.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the Company's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Stock-Based Compensation – The Company accounts for stock-based compensation under the provisions of FASB ASC 718. The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes-Merton option pricing formula. The Company records compensation expense for non-employee stock options based on the estimated fair value of the options as of the earlier of (1) the date at which a commitment for performance by the non-employee to earn the stock option is reached or (2) the date at which the non-employee's performance is complete, using the Black-Scholes-Merton option pricing formula. Stock-based compensation cost for restricted stock units and performance share units is measured based on the closing fair market value of the Company's common stock at the date of grant. In the event that the Company has the option and intent to settle a restricted stock unit or performance share unit in cash, the award is classified as a liability and revalued at each balance sheet date. See Note 16.

Net Income Per Common Share – In accordance with FASB ASC 260, net income per common share, on a basic and diluted basis, is presented for all periods. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted net income per share is computed by dividing net income by the weighted average number of common and dilutive common equivalent shares outstanding. The calculation of common equivalent shares assumes the exercise of dilutive stock options, net of assumed treasury share repurchases at average market prices, as applicable.

Concentration of Risk – Certain of the Company's products utilize components (raw materials and/or co-packing services) from a limited number of sources. A disruption in the supply of such components could significantly affect the Company's revenues from those products, as alternative sources of such components may not be available at commercially reasonable rates or within a reasonably short time period. The Company continues to endeavor to secure the availability of alternative sources for such components and minimize the risk of any disruption in production.

The Coca-Cola Company ("TCCC"), through certain wholly-owned subsidiaries (the "TCCC Subsidiaries"), accounted for approximately 2% of the Company's net sales for the years ended December 31, 2022, 2021 and 2020.

Coca-Cola Consolidated, Inc. accounted for approximately 11%, 12% and 12% of the Company's net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

(Tabular Dollars in Thousands, Except Per Share Amounts)

Reyes Coca-Cola Bottling, LLC accounted for approximately 9%, 10% and 11% of the Company's net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Coca-Cola Europacific Partners accounted for approximately 13%, 12% and 10% of the Company's net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Credit Risk – The Company sells its products nationally and internationally, primarily to bottlers and full service beverage distributors, retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, drug stores, foodservice customers, value stores, e-commerce retailers and the military. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for estimated credit losses, and historically, such losses have been within management's expectations.

Fair Value of Financial Instruments – The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the relatively short maturity of the respective instruments.

Use of Estimates – The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In October 2021, the FASB issued Accounting Standards Update ("ASU") No. 2021-08, "Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805)". ASU No. 2021-08 requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. The Company adopted ASU No. 2021-08 on January 1, 2023, which did not have a material impact on the Company's financial position, results of operations and liquidity.

2. ACQUISITIONS

On February 17, 2022, the Company completed its acquisition of CANarchy Craft Brewery Collective LLC ("CANarchy"), a craft beer and hard seltzer company, for $329.5 million in cash (net of cash acquired), after certain working capital adjustments (the "CANarchy Transaction"). The CANarchy Transaction facilitates the Company's entry into the alcohol beverage sector and brings the Cigar City™ family of brands including Jai Alai® IPA and Florida Man™ IPA, the Oskar Blues™ family of brands including Dale's Pale Ale®, Wild Basin™ Hard Seltzers, the Deep Ellum™ family of brands including Dallas Blonde® and Deep Ellum™ IPA, the Perrin Brewing Company™ family of brands including Black Ale, the Squatters® family of brands including Hop Rising® Double IPA, the Wasatch® family of brands including Apricot Hefeweizen, as well as certain other brands (collectively the "CANarchy Brands") to the Company's beverage portfolio. The transaction did not include CANarchy's stand-alone restaurants. The Company's organizational structure for its existing energy beverage business remains unchanged. CANarchy is functioning independently, retaining its own organizational structure and team.

The Company accounted for the CANarchy Transaction in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805 "Business Combinations".

(Tabular Dollars in Thousands, Except Per Share Amounts)

The following table summarizes the final fair value allocations of the CANarchy Transaction:

	Identifiable Assets Acquired and Liabilities Assumed	Consideration Transferred
Intangibles - trademarks (non-amortizing)	$ 89,500	$ —
Intangibles - customer relationships (amortizing)	54,500	—
Intangibles - permits (non-amortizing)	6,000	—
Property and equipment	81,285	—
Inventory	18,300	—
Right-of-use assets	12,836	—
Operating lease liabilities	(12,836)	—
Working capital (excluding inventory)	(5,640)	—
Other	(770)	—
Goodwill	86,298	—
Cash	3,248	332,721
Total	$ 332,721	$ 332,721

During the fourth quarter of 2022, the Company identified a measurement period adjustment to the Company's previous purchase accounting estimates for the CANarchy Transaction. The adjustments to the estimated values previously disclosed, resulted from the completed assessment of certain trademarks. As a result, Intangibles – trademarks (non-amortizing) decreased and Goodwill increased by $5.0 million, respectively, from amounts previously reported.

The Company determined the fair values as follows:

- Trademarks – relief-from-royalty method of the income approach
- Customer relationships – distributor method of the income approach
- Permits – with-and-without method of the income approach
- Property and equipment – cost approach
- Inventory – comparative sales method and replacement cost method

The book value of the working capital (excluding inventory) approximates fair value due to the short-term nature of the accounts.

The Company has determined goodwill in accordance with ASC 805, which requires the recognition of goodwill for the excess of the aggregate consideration over the net amounts of identifiable assets acquired and liabilities assumed as of the acquisition date.

For tax purposes, the CANarchy Transaction was recorded as an asset purchase. As such, the Company received a step-up in tax basis of the CANarchy assets, net, equal to the purchase price.

In accordance with Regulation S-X, pro forma unaudited condensed financial information for the CANarchy Transaction has not been provided as the impact of the transaction on the Company's financial position, results of operations and liquidity was not material.

On May 5, 2022, the Company acquired certain real property and equipment in Norwalk, California for a purchase price of $62.5 million. The acquisition was treated as an asset acquisition for accounting purposes. The fair value allocations include $50.6 million for land, $10.0 million for building and $1.9 million for equipment. The Company intends to utilize the property as a manufacturing facility for certain of its products.

3.   REVENUE RECOGNITION

Revenues are accounted for in accordance with ASC 606 "Revenue from Contracts with Consumers". The Company has four operating and reportable segments: (i) Monster Energy® Drinks segment ("Monster Energy® Drinks"), which is primarily comprised of the Company's Monster Energy® drinks, Reign Total Body Fuel® high performance energy drinks, Monster® Tour Water^{TM} and True North® Pure Energy Seltzers, (ii) Strategic Brands segment ("Strategic Brands"), which is primarily comprised of the various energy drink brands acquired from The Coca-Cola Company ("TCCC") in 2015 as well as the Company's affordable energy brands, (iii) Alcohol Brands segment ("Alcohol Brands"), which is primarily comprised of the various craft beers and hard seltzers purchased as part of the CANarchy Transaction on February 17, 2022 as well as The Beast Unleashed^{TM} FMBs and (iv) Other segment ("Other"), which is comprised of certain products sold by American Fruits and Flavors, LLC, a wholly-owned subsidiary of the Company, to independent third-party customers (the "AFF Third-Party Products").

The Company's Monster Energy® Drinks segment primarily generates net operating revenues by selling ready-to-drink packaged energy drinks primarily to bottlers and full service beverage bottlers/distributors ("bottlers/distributors"). In some cases, the Company sells ready-to-drink packaged energy drinks directly to retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, drug stores, foodservice customers, value stores, e-commerce retailers and the military.

The Company's Strategic Brands segment primarily generates net operating revenues by selling "concentrates" and/or "beverage bases" to authorized bottling and canning operations. Such bottlers generally combine the concentrates and/or beverage bases with sweeteners, water and other ingredients to produce ready-to-drink packaged energy drinks. The ready-to-drink packaged energy drinks are then sold by such bottlers to other bottlers/distributors and to retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, foodservice customers, drug stores, value stores, e-commerce retailers and the military. To a lesser extent, the Strategic Brands segment generates net operating revenues by selling certain ready-to-drink packaged energy drinks to bottlers/distributors.

The Company's Alcohol Brands segment primarily generates operating revenues by selling kegged and ready-to-drink canned beers, hard seltzers and FMBs primarily to beer distributors in the United States.

The majority of the Company's revenue is recognized when it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company's products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. Certain of the Company's bottlers/distributors may also perform a separate function as a co-packer on the Company's behalf. In such cases, control of the Company's products passes to such bottlers/distributors when they notify the Company that they have taken possession or transferred the relevant portion of the Company's finished goods. The Company's general payment terms are short-term in duration. The Company does not have significant financing components or payment terms. The Company did not have any material unsatisfied performance obligations as of December 31, 2022 and 2021.

The Company excludes from revenues all taxes assessed by a governmental authority that are imposed on the sale of its products and collected from customers.

Distribution expenses to transport the Company's products, where applicable, and warehousing expense after manufacture are accounted for within operating expenses.

Promotional and other allowances (variable consideration) recorded as a reduction to net sales for the Company's energy drink products, primarily include consideration given to the Company's non-alcohol bottlers/distributors or retail customers including, but not limited to the following:

- discounts granted off list prices to support price promotions to end-consumers by retailers;
- reimbursements given to the Company's bottlers/distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances and other fees for both new and existing products;
- the Company's agreed share of fees given to bottlers/distributors and/or directly to retailers for advertising, in-store marketing and promotional activities;
- the Company's agreed share of slotting, shelf space allowances and other fees given directly to retailers, club stores and/or wholesalers;
- incentives given to the Company's bottlers/distributors and/or retailers for achieving or exceeding certain predetermined sales goals;
- discounted or free products;
- contractual fees given to the Company's bottlers/distributors related to sales made directly by the Company to certain customers that fall within the bottlers'/distributors' sales territories; and
- commissions to TCCC based on the Company's sales to wholly-owned subsidiaries of TCCC (the "TCCC Subsidiaries") and/or to TCCC bottlers/distributors accounted for under the equity method by TCCC (the "TCCC Related Parties").

The Company's promotional allowance programs with its non-alcohol bottlers/distributors and/or retailers are executed through separate agreements in the ordinary course of business. These agreements generally provide for one or more of the arrangements described above and are of varying durations, typically ranging from one week to one year. The Company's promotional and other allowances for its energy drink products are calculated based on various programs with bottlers/distributors and retail customers, and accruals are established at the time of initial product sale for the Company's anticipated liabilities. These accruals are based on agreed upon terms as well as the Company's historical experience with similar programs and require management's judgment with respect to estimating consumer participation and/or bottler/distributor and retail customer performance levels. Differences between such estimated expenses and actual expenses for promotional and other allowance costs have historically been insignificant and are recognized in earnings in the period such differences are determined. Promotional and other allowances for our Alcohol Brands segment primarily include price promotions where permitted.

Amounts received pursuant to new and/or amended distribution agreements entered into with certain bottlers/distributors relating to the costs associated with terminating the Company's prior distributors, are accounted for as deferred revenue and recognized as revenue ratably over the anticipated life of the respective distribution agreements, generally over 20 years.

The Company also enters into license agreements that generate revenues associated with third-party sales of non-beverage products bearing the Company's trademarks including, but not limited to, clothing, hats, t-shirts, jackets, helmets and automotive wheels.

Management believes that adequate provision has been made for cash discounts, returns and spoilage based on the Company's historical experience.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

Disaggregation of Revenue

The following table disaggregates the Company's revenue by geographical markets and reportable segments:

	Year Ended December 31, 2022				
Net Sales	U.S. and Canada	EMEA[1]	Asia Pacific	Latin America and Caribbean	Total
Monster Energy® Drinks	$ 3,806,351	$ 1,105,302	$ 426,800	$ 494,758	$ 5,833,211
Strategic Brands	184,844	123,440	29,386	15,820	353,490
Alcohol Brands[2]	101,405	—	—	—	101,405
Other	22,944	—	—	—	22,944
Total Net Sales	$ 4,115,544	$ 1,228,742	$ 456,186	$ 510,578	$ 6,311,050

	Year Ended December 31, 2021				
Net Sales	U.S. and Canada	EMEA[1]	Asia Pacific	Latin America and Caribbean	Total
Monster Energy® Drinks	$ 3,455,704	$ 1,004,005	$ 446,023	$ 314,941	$ 5,220,673
Strategic Brands	158,390	99,423	26,811	10,138	294,762
Other	25,917	—	—	—	25,917
Total Net Sales	$ 3,640,011	$ 1,103,428	$ 472,834	$ 325,079	$ 5,541,352

	Year Ended December 31, 2020				
Net Sales	U.S. and Canada	EMEA[1]	Asia Pacific	Latin America and Caribbean	Total
Monster Energy® Drinks	$ 3,020,667	$ 675,045	$ 400,317	$ 209,217	$ 4,305,246
Strategic Brands	166,861	70,782	23,475	5,236	266,354
Other	27,038	—	—	—	27,038
Total Net Sales	$ 3,214,566	$ 745,827	$ 423,792	$ 214,453	$ 4,598,638

[1]*Europe, Middle East and Africa ("EMEA")*

[2]*Effectively from February 17, 2022 to December 31, 2022*

Contract Liabilities

Amounts received from certain bottlers/distributors at inception of their distribution contracts or at the inception of certain sales/marketing programs are accounted for as deferred revenue. As of December 31, 2022 and 2021, the Company had $267.1 million and $285.8 million of deferred revenue, respectively, which is included in current and long-term deferred revenue in the Company's accompanying consolidated balance sheet. During the years ended December 31, 2022, 2021 and 2020, $40.0 million, $41.5 million and $42.1 million, respectively, of deferred revenue, was recognized in net sales. See Note 11.

4.   LEASES

The Company leases identified assets comprised of real estate and equipment. Real estate leases consist primarily of office and warehouse space and equipment leases consist of vehicles and warehouse equipment. At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the term, and (3) whether the Company has the right to direct the use of the asset. At inception of a lease, the Company allocates the consideration in the contract to each lease and non-lease component based on the component's relative stand-alone price to determine the lease payments. Lease and non-lease components are accounted for separately.

Leases are classified as either finance leases or operating leases based on criteria in ASC 842, "Leases". The Company's operating leases are comprised of real estate and warehouse equipment, and the Company's finance leases are comprised of vehicles.

Right-of-use ("ROU") assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases generally do not provide an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. ROU assets also include any lease payments made and exclude lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Certain of the Company's real estate leases contain variable lease payments, including payments based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at the lease commencement date. Additional payments based on the change in an index or rate, or payments based on a change in the Company's portion of real estate taxes and insurance, are recorded as a period expense when incurred.

Lease expense for operating leases, consisting of lease payments, is recognized on a straight-line basis over the lease term and is included in operating expenses in the consolidated statement of income. Lease expense for finance leases consists of the amortization of the ROU asset on a straight-line basis over the asset's estimated useful life and is included in operating expenses in the consolidated statement of income. Interest expense on finance leases is calculated using the amortized cost basis and is included in other (expense) income, net in the consolidated statement of income.

The Company's leases have remaining lease terms of less than one year to 11 years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year. The Company has elected not to recognize ROU assets and lease liabilities for short-term operating leases that have a term of 12 months or less.

(Tabular Dollars in Thousands, Except Per Share Amounts)

The components of lease cost for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Operating lease cost	$ 8,641	$ 4,614	$ 4,637
Short-term lease cost	3,705	5,218	3,408
Variable lease cost	773	710	719
Finance leases:			
Amortization of ROU assets	545	546	626
Interest on lease liabilities	24	19	39
Finance lease cost	569	565	665
Total lease cost	$ 13,688	$ 11,107	$ 9,429

Supplemental cash flow information for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 8,164	$ 4,123	$ 3,982
Operating cash flows from finance leases	24	19	39
Financing cash flows from finance leases	2,091	2,698	3,086
ROU assets obtained in exchange for lease obligations:			
Finance leases	1,897	2,878	2,417
Operating leases	22,962	4,313	3,003

ROU assets for operating and finance leases recognized in the accompanying consolidated balance sheets were comprised of the following at:

	December 31, 2022			
	Real Estate	Equipment	Total	Balance Sheet Location
Operating leases	$ 37,682	$ 330	$ 38,012	Other Assets
Finance leases	—	1,598	1,598	Property and Equipment, net

	December 31, 2021			
	Real Estate	Equipment	Total	Balance Sheet Location
Operating leases	$ 22,518	$ 639	$ 23,157	Other Assets
Finance leases	—	2,646	2,646	Property and Equipment, net

(Tabular Dollars in Thousands, Except Per Share Amounts)

Operating and finance lease liabilities recognized in the consolidated balance sheets were as follows at:

	December 31, 2022	
	Operating Leases	Finance Leases
Accrued liabilities	$ 7,747	$ 757
Other liabilities	29,586	41
Total	$ 37,333	$ 798

	December 31, 2021	
	Operating Leases	Finance Leases
Accrued liabilities	$ 3,990	$ 960
Other liabilities	17,389	41
Total	$ 21,379	$ 1,001

The weighted-average remaining lease terms and weighted-average discount rates for operating and finance leases were as follows at:

	December 31, 2022	
	Operating Leases	Finance Leases
Weighted-average remaining lease term (years)	6.7	0.8
Weighted-average discount rate	3.4 %	3.6 %

	December 31, 2021	
	Operating Leases	Finance Leases
Weighted-average remaining lease term (years)	8.1	0.7
Weighted-average discount rate	3.5 %	1.3 %

The following table reconciles the undiscounted future lease payments for operating and finance leases to the operating and finance leases recorded in the consolidated balance sheet at December 31, 2022:

	Undiscounted Future Lease Payments	
	Operating Leases	Finance Leases
2023	$ 8,854	$ 769
2024	7,324	23
2025	5,242	17
2026	4,182	2
2027	4,060	—
2028 and thereafter	12,349	—
Total lease payments	42,011	811
Less imputed interest	(4,678)	(13)
Total	$ 37,333	$ 798

As of December 31, 2022, the Company had an additional operating lease for office and warehouse space that had not yet commenced of $1.1 million. This operating lease will commence in 2023 with a term of four years. As of December 31, 2022, the Company did not have any significant additional finance leases that had not yet commenced.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

5.   INVESTMENTS

The following table summarizes the Company's investments at:

December 31, 2022	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Continuous Unrealized Loss Position less than 12 Months	Continuous Unrealized Loss Position greater than 12 Months
Available-for-sale						
Short-term:						
Commercial paper	$ 197,712	$ 1	$ 4	$ 197,709	$ 4	$ —
Certificates of deposit	10,078	—	—	10,078	—	—
Municipal securities	211,791	60	612	211,239	612	—
U.S. government agency securities	109,697	3	715	108,985	715	—
U.S. treasuries	838,825	17	4,539	834,303	4,539	—
Long-term:						
U.S. government agency securities	2,016	—	3	2,013	3	—
U.S. treasuries	53,215	20	71	53,164	71	—
Variable rate demand notes	6,266	—	—	6,266	—	—
Total	$ 1,429,600	$ 101	$ 5,944	$ 1,423,757	$ 5,944	$ —

December 31, 2021	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Continuous Unrealized Loss Position less than 12 Months	Continuous Unrealized Loss Position greater than 12 Months
Available-for-sale						
Short-term:						
Commercial paper	$ 334,077	$ —	$ —	$ 334,077	$ —	$ —
Certificates of deposit	44,502	—	—	44,502	—	—
Municipal securities	666	—	—	666	—	—
U.S. government agency securities	62,687	—	26	62,661	26	—
U.S. treasuries	1,308,536	2	717	1,307,821	717	—
Long-term:						
U.S. government agency securities	12,500	—	24	12,476	24	—
U.S. treasuries	87,133	—	190	86,943	190	—
Total	$ 1,850,101	$ 2	$ 957	$ 1,849,146	$ 957	$ —

During the years ended December 31, 2022, 2021 and 2020, realized gains or losses recognized on the sale of investments were not significant.

The Company's investments at December 31, 2022 and 2021 carried investment grade credit ratings. Variable rate demand notes ("VRDNs") are floating rate municipal bonds with embedded put options that allow the bondholder to sell the security at par plus accrued interest. All of the put options are secured by a pledged liquidity source. While they are classified as marketable investment securities, the put option allows the VRDNs to be liquidated at par on a same day, or more generally, on a seven-day settlement basis.

(Tabular Dollars in Thousands, Except Per Share Amounts)

The following table summarizes the underlying contractual maturities of the Company's investments at:

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Less than 1 year:				
Commercial paper	$ 197,712	$ 197,710	$ 334,077	$ 334,077
Municipal securities	211,791	211,239	666	666
U.S. government agency securities	109,697	108,985	62,687	62,661
Certificates of deposit	10,078	10,078	44,502	44,502
U.S. treasuries	838,825	834,302	1,308,536	1,307,821
Due 1 - 10 years:				
U.S. treasuries	53,215	53,164	87,133	86,943
U.S. government agency securities	2,016	2,013	12,500	12,476
Variable rate demand notes	4,862	4,862	—	—
Due 11 - 20 years:				
Variable rate demand notes	1,404	1,404	—	—
Total	$ 1,429,600	$ 1,423,757	$ 1,850,101	$ 1,849,146

6. FAIR VALUE OF CERTAIN FINANCIAL ASSETS AND LIABILITIES

ASC 820, "Fair Value Measurement", provides a framework for measuring fair value and requires disclosures regarding fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available. The three levels of inputs required by the standard that the Company uses to measure fair value are summarized below.

- **Level 1:** Quoted prices in active markets for identical assets or liabilities.
- **Level 2:** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
- **Level 3:** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ASC 820 requires the use of observable market inputs (quoted market prices) when measuring fair value and requires a Level 1 quoted price to be used to measure fair value whenever possible.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

The following tables present the fair value of Company's financial assets and liabilities that are recorded at fair value on a recurring basis, segregated among the appropriate levels within the fair value hierarchy at:

December 31, 2022	Level 1	Level 2	Level 3	Total
Cash	$ 1,132,509	$ —	$ —	$ 1,132,509
Money market funds	121,444	—	—	121,444
Certificates of deposit	—	10,078	—	10,078
Commercial paper	—	225,067	—	225,067
Variable rate demand notes	—	6,266	—	6,266
Municipal securities	—	213,798	—	213,798
U.S. government agency securities	—	113,357	—	113,357
U.S. treasuries	—	908,379	—	908,379
Foreign currency derivatives	—	(3,733)	—	(3,733)
Total	$ 1,253,953	$ 1,473,212	$ —	$ 2,727,165
Amounts included in:				
Cash and cash equivalents	$ 1,253,953	$ 53,188	$ —	$ 1,307,141
Short-term investments	—	1,362,314	—	1,362,314
Accounts receivable, net	—	965	—	965
Investments	—	61,443	—	61,443
Accrued liabilities	—	(4,698)	—	(4,698)
Total	$ 1,253,953	$ 1,473,212	$ —	$ 2,727,165

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash	$ 749,089	$ —	$ —	$ 749,089
Money market funds	440,826	—	—	440,826
Certificates of deposit	—	44,502	—	44,502
Commercial paper	—	335,477	—	335,477
Municipal securities	—	2,428	—	2,428
U.S. government agency securities	—	75,137	—	75,137
U.S. treasuries	—	1,528,149	—	1,528,149
Foreign currency derivatives	—	(278)	—	(278)
Total	$ 1,189,915	$ 1,985,415	$ —	$ 3,175,330
Amounts included in:				
Cash and cash equivalents	$ 1,189,915	$ 136,547	$ —	$ 1,326,462
Short-term investments	—	1,749,727	—	1,749,727
Accounts receivable, net	—	654	—	654
Investments	—	99,419	—	99,419
Accrued liabilities	—	(932)	—	(932)
Total	$ 1,189,915	$ 1,985,415	$ —	$ 3,175,330

All of the Company's short-term and long-term investments are classified within Level 1 or Level 2 of the fair value hierarchy. The Company's valuation of its Level 1 investments is based on quoted market prices in active markets for identical securities. The Company's valuation of its Level 2 investments is based on other observable inputs, specifically a market approach which utilizes valuation models, pricing systems, mathematical tools and other relevant information for the same or similar securities. The Company's valuation of its Level 2 foreign currency exchange contracts is based on quoted market prices of the same or similar instruments, adjusted for counterparty risk. There were no transfers between Level 1 and Level 2 measurements during the years ended December 31, 2022 and 2021, and there were no changes in the Company's valuation techniques.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

7.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to foreign currency exchange rate risks related primarily to its foreign business operations. During the years ended December 31, 2022, 2021 and 2020, the Company entered into forward currency exchange contracts with financial institutions to create an economic hedge to specifically manage a portion of the foreign exchange risk exposure associated with certain consolidated subsidiaries' non-functional currency denominated assets and liabilities. All foreign currency exchange contracts of the Company that were outstanding as of December 31, 2022 have terms of three months or less. The Company does not enter into forward currency exchange contracts for speculation or trading purposes.

The Company has not designated its foreign currency exchange contracts as hedge transactions under ASC 815, "Derivatives and Hedging". Therefore, gains and losses on the Company's foreign currency exchange contracts are recognized in other (expense) income, net, in the consolidated statements of income, and are largely offset by the changes in the fair value of the underlying economically hedged item.

The notional amount and fair value of all outstanding foreign currency derivative instruments in the consolidated balance sheets consist of the following at:

December 31, 2022

Derivatives not designated as hedging instruments under ASC 815	Notional Amount	Fair Value	Balance Sheet Location
Assets:			
Foreign currency exchange contracts:			
Receive SGD/pay USD	$ 15,883	$ 398	Accounts receivable, net
Receive CAD/pay USD	34,467	106	Accounts receivable, net
Receive USD/pay MXN	12,430	88	Accounts receivable, net
Receive USD/pay GBP	43,551	118	Accounts receivable, net
Receive RSD/pay USD	3,513	112	Accounts receivable, net
Receive GBP/pay USD	34,716	100	Accounts receivable, net
Receive GBP/pay USD	4,321	31	Accounts receivable, net
Receive USD/pay COP	11,570	12	Accounts receivable, net
Liabilities:			
Foreign currency exchange contracts:			
Receive USD/pay CLP	$ 43,071	$ (2,549)	Accrued liabilities
Receive USD/pay EUR	40,592	(1,377)	Accrued liabilities
Receive USD/pay CNY	12,460	(362)	Accrued liabilities
Receive USD/pay EUR	34,714	(295)	Accrued liabilities
Receive USD/pay NZD	4,093	(91)	Accrued liabilities
Receive USD/pay AUD	1,271	(23)	Accrued liabilities
Receive USD/pay ZAR	3,124	(1)	Accrued liabilities

(Tabular Dollars in Thousands, Except Per Share Amounts)

December 31, 2021			
Derivatives not designated as hedging instruments under ASC 815	Notional Amount	Fair Value	Balance Sheet Location
Assets:			
Foreign currency exchange contracts:			
Receive SGD/pay USD	$ 16,544	$ 297	Accounts receivable, net
Receive USD/pay COP	9,754	296	Accounts receivable, net
Receive RSD/pay USD	9,837	46	Accounts receivable, net
Receive USD/pay RUB	7,175	15	Accounts receivable, net
Liabilities:			
Foreign currency exchange contracts:			
Receive USD/pay GBP	$ 29,929	$ (666)	Accrued liabilities
Receive USD/pay AUD	2,602	(88)	Accrued liabilities
Receive USD/pay CNY	12,230	(74)	Accrued liabilities
Receive USD/pay NZD	2,693	(45)	Accrued liabilities
Receive USD/pay EUR	3,045	(29)	Accrued liabilities
Receive USD/pay ZAR	4,140	(21)	Accrued liabilities
Receive USD/pay DKK	1,461	(9)	Accrued liabilities

The net loss on derivative instruments in the consolidated statements of income was as follows:

		Amount of loss recognized in income on derivatives		
		Year ended		
Derivatives not designated as hedging instruments under ASC 815	Location of loss recognized in income on derivatives	December 31, 2022	December 31, 2021	December 31, 2020
Foreign currency exchange contracts	Other (expense) income, net	$ 6,893	$ 5,445	$ 3,317

8. INVENTORIES

Inventories consist of the following at December 31:

	2022	2021
Raw materials	$ 467,392	$ 349,865
Work in process	1,688	—
Finished goods	466,551	243,492
	$ 935,631	$ 593,357

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

9.   PROPERTY AND EQUIPMENT, Net

Property and equipment consist of the following at December 31:

	2022	2021
Land	$ 139,798	$ 85,455
Leasehold improvements	31,327	11,795
Furniture and fixtures	9,286	8,274
Office and computer equipment	22,386	21,601
Computer software	5,906	7,409
Equipment	244,739	189,820
Buildings	163,885	148,971
Vehicles	49,175	45,088
Assets under construction	83,553	20,125
	750,055	538,538
Less: accumulated depreciation and amortization	(233,158)	(224,785)
	$ 516,897	$ 313,753

Total depreciation and amortization expense recorded was $53.7 million, $45.7 million and $49.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Assets under construction are not depreciated until in service date.

10.   GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a roll-forward of goodwill for the years ended December 31, 2022 and 2021 by reportable segment:

	Monster Energy® Drinks	Strategic Brands	Alcohol Brands	Other	Total
Balance at December 31, 2021	$ 693,644	$ 637,999	$ —	$ —	$ 1,331,643
Acquisitions	—	—	86,298	—	86,298
Balance at December 31, 2022	$ 693,644	$ 637,999	$ 86,298	$ —	$ 1,417,941

	Monster Energy® Drinks	Strategic Brands	Alcohol Brands	Other	Total
Balance at December 31, 2020	$ 693,644	$ 637,999	$ —	$ —	$ 1,331,643
Acquisitions	—	—	—	—	—
Balance at December 31, 2021	$ 693,644	$ 637,999	$ —	$ —	$ 1,331,643

Intangible assets consist of the following at:

	December 31, 2022	December 31, 2021
Amortizing intangibles	$ 121,378	$ 66,872
Accumulated amortization	(68,790)	(61,227)
	52,588	5,645
Non-amortizing intangibles	1,167,822	1,066,741
	$ 1,220,410	$ 1,072,386

(Tabular Dollars in Thousands, Except Per Share Amounts)

Amortizing intangibles primarily consist of customer relationships. All amortizing intangibles have been assigned an estimated finite useful life and such intangibles are amortized on a straight-line basis over the number of years that approximate their respective useful lives, generally five to fifteen years. Total amortization expense recorded was $7.6 million, $4.4 million and $7.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. For the years ended December 31, 2022 and 2020, impairment charges of $2.2 million and $8.7 million, respectively, were recorded to non-amortizing intangibles. For the year ended December 31, 2021, no intangible impairments were recorded.

The following is the future estimated amortization expense related to amortizing intangibles as of December 31, 2022:

Year Ending December 31:	
2023	$ 4,745
2024	3,648
2025	3,647
2026	3,647
2027	3,647
2028 and thereafter	33,254
	$ 52,588

At December 31, 2022, non-amortizing intangibles primarily consist of indefinite-lived tradenames, flavors and formulas.

11. DISTRIBUTION AGREEMENTS

In accordance with ASC 420 “Exit or Disposal Cost Obligations”, the Company expenses distributor termination costs in the period in which the written notification of termination occurs. The Company incurred no termination costs for the year ended December 31, 2022. The Company incurred termination costs of $5.3 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively. Such termination costs have been expensed in full and are included in operating expenses in the consolidated statements of income for the years ended December 31, 2021 and 2020.

In the normal course of business, amounts received pursuant to new and/or amended distribution agreements entered into with certain bottlers/distributors, relating to the costs associated with terminating agreements with the Company’s prior distributors, are accounted for as deferred revenue and are recognized as revenue ratably over the anticipated life of the respective distribution agreement, generally 20 years. Revenue recognized was $21.4 million, $21.5 million and $21.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

12. DEBT

The Company entered into a credit facility with Comerica Bank (“Comerica”) consisting of a revolving line of credit, which was amended in April 2020, under which the Company may borrow up to $10.0 million of non-collateralized debt. The revolving line of credit is effective through June 1, 2025. Interest on borrowings under the line of credit is based on Comerica’s base (prime) rate minus 1.00% to 1.50%, or London Interbank Offered Rates plus an additional percentage of 1.25% to 1.75%, depending upon certain financial ratios maintained by the Company. The Company had no outstanding borrowings on this line of credit at December 31, 2022. Under this revolving line of credit, the Company may also issue standby Letters of Credit with an aggregate amount of up to $4.0 million. The fee on the standby Letters of Credit ranges from 1.00% to 1.50% depending upon certain financial

(Tabular Dollars in Thousands, Except Per Share Amounts)

ratios maintained by the Company. The Company had no outstanding standby Letters of Credit at December 31, 2022.

The Company has a credit facility with HSBC Bank (China) Company Limited, Shanghai Branch, of $15.0 million. At December 31, 2022, the interest rate on borrowings under the line of credit was 5.5%. As of December 31, 2022, $7.8 million was outstanding on this line of credit.

13. COMMITMENTS AND CONTINGENCIES

Contractual Obligations – The Company had the following contractual obligations related primarily to sponsorships and other marketing activities as of December 31, 2022:

Year Ending December 31:		
2023	$	239,350
2024		51,162
2025		14,153
2026		9,586
2027		—
2028 and thereafter		—
	$	314,251

Purchase Commitments – The Company had purchase commitments aggregating approximately $328.0 million at December 31, 2022, which represented commitments made by the Company and its subsidiaries to various suppliers of raw materials for the production of its products. These obligations vary in terms, but are generally satisfied within one year.

The Company purchases various raw material items, including, but not limited to, flavors, ingredients, supplement ingredients, containers, milk, glucose, sucralose and cream, from a limited number of suppliers. An interruption in supply from any of such resources could result in the Company's inability to produce certain products for limited or possibly extended periods of time. The aggregate value of purchases from suppliers of such limited resources described above for the years ended December 31, 2022, 2021 and 2020 was $666.1 million, $698.0 million and $401.8 million, respectively.

Guarantees – The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) certain agreements with the Company's officers, directors and employees under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship, (ii) certain distribution or purchase agreements under which the Company may have to indemnify the Company's customers from any claim, liability or loss arising out of any actual or alleged injury or damages suffered in connection with the consumption or purchase of the Company's products or the use of Company trademarks, and (iii) certain real estate leases, under which the Company may be required to indemnify property owners for liabilities and other claims arising from the Company's use of the applicable premises. The terms of such obligations vary and typically, a maximum obligation is not explicitly stated. Generally, the Company believes that its insurance coverage is adequate to cover any resulting liabilities or claims.

Litigation – From time to time in the normal course of business, the Company is named in litigation, including labor and employment matters, personal injury matters, consumer class actions, intellectual property matters and claims from prior distributors. Although it is not possible to predict the ultimate outcome of such

(Tabular Dollars in Thousands, Except Per Share Amounts)

litigation, based on the facts known to the Company, management believes that such litigation in aggregate will likely not have a material adverse effect on the Company's financial position or results of operations.

The Company evaluates, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued, if any, and any related insurance reimbursements. As of December 31, 2022 and 2021, no loss contingencies were included in the Company's accompanying consolidated balance sheets.

On September 29, 2022, a jury in the U.S. District Court for the Central District of California (the "District Court") awarded Monster Energy Company ("MEC") approximately $293 million in damages in its false advertising and trade secrets case against Vital Pharmaceuticals, Inc. ("VPX"), the maker of Bang Energy. The jury found VPX and its chief executive officer to have falsely advertised the "Super Creatine" ingredient of Bang Energy and to have acted willfully and deliberately in violating the federal Lanham Act. The jury also found that VPX stole trade secrets and interfered with MEC's contracts over shelf space with certain key vendors. The parties are currently briefing post-verdict issues, including MEC's motion for a permanent injunction relating to "Super Creatine" and request for enhanced and punitive damages.

In April 2022, MEC and Orange Bang, Inc. ("Orange Bang") filed a joint motion in the District Court to confirm a final arbitration award against VPX that awarded MEC and Orange Bang $175.0 million and a 5% royalty on all future sales of VPX's Bang Energy drink and other Bang-branded products as well as certain fees and costs. Pursuant to the terms of the agreement between MEC and Orange Bang, the award and future royalties will, after accounting for MEC's expended fees and costs, be shared equally between MEC and Orange Bang. The arbitration arose from a settlement agreement that VPX entered into in 2010 with Orange Bang, a family-owned beverage business. Pursuant to the terms of that agreement, VPX is only permitted to use the Bang mark on "creatine-based" products or on Bang products that are marketed and sold only in the vitamin and dietary supplement sections of stores. On September 29, 2022, the District Court entered final judgment confirming the award. On October 28, 2022, VPX filed a notice of appeal of the District Court's final judgment confirming the award.

On October 10, 2022, VPX, along with certain of its domestic subsidiaries and affiliates, filed for protection under Chapter 11 of the Bankruptcy Code in the Southern District of Florida. Due to such ongoing proceedings, VPX's appeal of the District Court's final judgment confirming the final arbitration award is stayed. While reserving all rights to appeal, VPX made its first royalty payment of $3.6 million on February 14, 2023, which is for sales of Bang Energy drink and other Bang-branded products from October 10, 2022 through December 31, 2022. This payment is subject to potential claw back if, among other things, the judgment and final arbitration award are overturned on appeal or VPX becomes administratively insolvent. In addition, per ASC 450 "Contingencies", the Company will not recognize the September 2022 jury award or April 2022 arbitration award until the awards are realized or realizable. As of March 1, 2023, the proceedings have yet to progress to a stage where there is sufficient information for an accurate timeline of when the awards, including any royalty payments received, will be realized or realizable, if at all.

14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows at December 31:

	2022	2021
Accumulated net unrealized loss on available-for-sale securities	$ (5,843)	$ (956)
Foreign currency translation adjustments, net of tax	(153,230)	(68,209)
Total accumulated other comprehensive loss	$ (159,073)	$ (69,165)

(Tabular Dollars in Thousands, Except Per Share Amounts)

15. TREASURY STOCK PURCHASE

On March 13, 2020, the Company's Board of Directors authorized a new share repurchase program for the purchase of up to $500.0 million of the Company's outstanding common stock (the "March 2020 Repurchase Plan"). During the year ended December 31, 2022, the Company purchased approximately 5.1 million shares of common stock at an average purchase price of $86.89 per share, for a total amount of approximately $441.5 million (excluding broker commissions), which exhausted the availability under the March 2020 Repurchase Plan.

On June 14, 2022, the Company's Board of Directors authorized a share repurchase program for the purchase of up to an additional $500.0 million of the Company's outstanding common stock (the "June 2022 Repurchase Plan"). During the year ended December 31, 2022, the Company purchased approximately 3.6 million shares of common stock at an average purchase price of $88.73 per share, for a total amount of approximately $317.2 million (excluding broker commissions), under the June 2022 Repurchase Plan. As of March 1, 2023, $182.8 million remained available for repurchase under the June 2022 Repurchase Plan.

On November 2, 2022, the Company's Board of Directors authorized a share repurchase program for the purchase of up to an additional $500.0 million of the Company's outstanding common stock (the "November 2022 Repurchase Plan"). During the year ended December 31, 2022, no shares were repurchased under the November 2022 Repurchase Plan. As of March 1, 2023, $500.0 million remained available for repurchase under the November 2022 Repurchase Plan.

The aggregate amount of the Company's outstanding common stock that remains available for repurchase under all previously authorized repurchase plans is $682.8 million as of March 1, 2023.

During the year ended December 31, 2022, 0.2 million shares of common stock were purchased from employees in lieu of cash payments for options exercised or withholding taxes due for a total amount of $12.5 million. While such purchases are considered common stock repurchases, they are not counted as purchases against the Company's authorized share repurchase programs. Such shares are included in common stock in treasury in the accompanying consolidated balance sheet at December 31, 2022.

16. STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans under which shares were available for grant at December 31, 2022: (i) the Monster Beverage Corporation 2020 Omnibus Incentive Plan (the "2020 Omnibus Incentive Plan"), which includes the Monster Beverage Corporation Deferred Compensation Plan as a sub plan thereunder, and (ii) the Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors (the "2017 Directors Plan"), which includes the Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors as a sub plan thereunder. The 2020 Omnibus Incentive Plan was approved by the Board of Directors on April 14, 2020 and approved by the stockholders of the Company at the annual meeting of the Company's stockholders held on June 3, 2020 (the "Effective Date"). The 2020 Omnibus Incentive Plan replaced the Monster Beverage Corporation 2011 Omnibus Incentive Plan (the "2011 Omnibus Incentive Plan").

The 2020 Omnibus Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other share-based awards up to an aggregate of 46,169,367 shares of the Company's common stock, comprised of 32,000,000 new shares of common stock reserved under the 2020 Omnibus Incentive Plan, which were authorized on the Effective Date, and 14,169,367 shares of common stock that were available for grant under the 2011 Omnibus Incentive Plan as of December 31, 2019 and prior to the Effective Date. Shares authorized under the 2020 Omnibus Incentive Plan are reduced by one (1) share for options or stock appreciation rights granted under the 2020 Omnibus Incentive Plan and for any grants after December 31, 2019 under the 2011 Omnibus Incentive Plan, and by 2.6 shares for each share granted or issued

(Tabular Dollars in Thousands, Except Per Share Amounts)

with respect to a Full Value Award under either the 2020 Omnibus Incentive Plan or for any shares granted after December 31, 2019 under the 2011 Omnibus Incentive Plan. A “Full Value Award” is an award other than an incentive stock option, a non-qualified stock option, or a stock appreciation right, which is settled by the issuance of shares. Options granted under the 2020 Omnibus Incentive Plan may be incentive stock options under Section 422 of the Internal Revenue Code, as amended (the “Code”), or non-qualified stock options.

Shares previously granted under the 2011 Omnibus Incentive Plan after December 31, 2019 and prior to the Effective Date of the 2020 Omnibus Incentive Plan reduced the number of shares available for grant under the 2020 Omnibus Incentive Plan. As of December 31, 2022, 5,696,341 shares of the Company’s common stock have been granted, net of cancellations, and 38,873,388 shares (as adjusted for Full Value Awards) of the Company’s common stock remain available for grant under the 2020 Omnibus Incentive Plan.

The Compensation Committee of the Board of Directors (the “Compensation Committee”) has sole and exclusive authority to grant stock awards to all employees who are not new hires and to all new hires who are subject to Section 16 of the Exchange Act (“Section 16”). Each of the Compensation Committee and the Executive Committee of the Board of Directors (the “Executive Committee”) independently has the authority to grant stock awards to (i) new hires and (ii) employees receiving a promotion, in each case, who are not Section 16 employees. Awards granted by the Executive Committee are not subject to approval or ratification by the Board of Directors or the Compensation Committee. Options granted under the 2020 Omnibus Incentive Plan generally vest over a three- to five-year period from the grant date and are generally exercisable up to 10 years after the grant date. Restricted stock units granted under the 2020 Omnibus Incentive Plan generally vest over a three- or five-year period from the grant date. Performance share units will generally vest based on the achievement of performance goals specified for the applicable award.

In 2016, the Company adopted the Deferred Compensation Plan (as a sub plan to the 2011 Omnibus Incentive Plan), pursuant to which eligible employees may elect to defer cash and/or equity based compensation and to receive the deferred amounts, together with an investment return (positive or negative), either at a pre-determined time in the future or upon termination of their employment with the Company or its subsidiaries or affiliates that are participating employers under the Deferred Compensation Plan, as provided under the Deferred Compensation Plan and in relevant deferral elections. Deferrals under the Deferred Compensation Plan are unfunded and unsecured. As of December 31, 2022 deferrals under the Deferred Compensation Plan are solely comprised of cash compensation and equity compensation and are not material in the aggregate.

In 2017, the Company adopted the 2017 Directors Plan, a successor plan to the 2009 Monster Beverage Corporation Stock Incentive Plan for Non-Employee Directors. The 2017 Directors Plan permits the granting of stock options, stock appreciation rights, restricted shares or restricted stock units, deferred awards, dividend equivalents, and other share based-awards up to an aggregate of 1,250,000 shares of common stock of the Company to non-employee directors of the Company.

Each calendar year, a non-employee director will receive an annual retainer and annual equity award, as provided for in the 2017 Directors Plan, which may be modified from time to time. In February 2022, the Board of Directors amended and restated the 2017 Directors Plan to provide for increases to the annual cash retainer and annual equity retainer that non-employee directors are entitled to receive. Currently, non-employee directors receive an annual equity retainer of approximately $175,000 in the form of restricted stock units at each annual meeting of the Company’s stockholders or promptly thereafter. A non-employee director’s annual award of restricted stock units will generally vest on the earliest to occur of: (a) the last business day immediately preceding the annual meeting of the Company’s stockholders in the calendar year following the calendar year in which the grant date occurs, (b) a Change of Control (as defined in the 2017 Directors Plan), (c) the non-employee director’s death, or (d) the date of the non-employee director’s separation from service due to disability, so long as the non-employee director remains a non-employee director through such date. The Board of Directors may in its discretion award

(Tabular Dollars in Thousands, Except Per Share Amounts)

non-employee directors stock options, stock appreciation rights, restricted stock and other share-based awards in lieu of or in addition to restricted stock units. The Board of Directors may amend or terminate the 2017 Directors Plan at any time, subject to certain limitations set forth in the 2017 Directors Plan. As of December 31, 2022, 116,791 shares of the Company's common stock had been granted under the 2017 Directors Plan, and 1,133,209 shares of the Company's common stock remain available for grant.

In 2017, the Company adopted the Deferred Compensation Plan for Non-Employee Directors (as a sub plan to the 2017 Directors Plan), pursuant to which the Board of Directors may permit non-employee directors to elect, at such times and in accordance with rules and procedures (or sub-plan) adopted by the Board of Directors (which are intended to comply with Section 409A of the Code, as applicable), to receive all or any portion of such non-employee director's compensation, whether payable in cash or in equity, on a deferred basis. Deferrals under the Deferred Compensation Plan for Non-Employee Directors are unfunded and unsecured. As of December 31, 2021, deferrals under the Deferred Compensation Plan for Non-Employee Directors are solely comprised of cash compensation and equity compensation and are not material in the aggregate. The 2017 Directors Plan was adopted to effectuate any such deferrals. The 2017 Directors Plan is administered by the Board of Directors. Each award granted under the 2017 Directors Plan will be evidenced by a written agreement and will contain the terms and conditions that the Board of Directors deems appropriate.

In February 2022, as part of the Board of Directors' amendment and restatement of the 2017 Directors Plan, such amendment and restatement also introduced the requirement for each non-employee director to satisfy the share ownership guidelines set forth below, as may be modified by the Board of Directors from time to time. The current share ownership guidelines provide that non-employee directors of the Company must:

- Hold shares of Company common stock having a total value of five times the annual retainer payable to a non-employee director (excluding any portion of the annual retainer attributable to a non-employee director's service as a member of a subcommittee, as a chair of a subcommittee or as the lead independent director, as applicable). For this purpose, deferred shares or deferred restricted stock units will be deemed held, to the extent vested.
- The minimum stock ownership level must be achieved by each non-employee director by the fifth anniversary of such non-employee director's initial appointment to the Board of Directors.
- Once achieved, ownership of the guideline amount should be maintained for so long as the non-employee director retains his or her seat on the Board of Directors.
- There may be rare instances where these guidelines would place a hardship on a non-employee director. In these cases or in similar circumstances, the Board of Directors will make the final decision as to developing an alternative stock ownership guideline for a non-employee director that reflects the intention of these guidelines and his or her personal circumstances.

The Company recorded $64.1 million, $70.5 million and $70.3 million of compensation expense relating to outstanding options, restricted stock units, performance share units and other share-based awards during the years ended December 31, 2022, 2021 and 2020, respectively.

The tax benefit for tax deductions from non-qualified stock option exercises, disqualifying dispositions of incentive stock options and vesting of restricted stock units and performance share units for the years ended December 31, 2022, 2021 and 2020 was $9.1 million, $6.8 million and $10.5 million, respectively.

Stock Options

Under the Company's stock-based compensation plans, all stock options granted through December 31, 2022 were granted at prices based on the fair value of the Company's common stock on the date of grant. The Company records compensation expense for employee stock options based on the estimated fair value of the options

on the date of grant using the Black-Scholes-Merton option pricing formula with the assumptions included in the table below. The Company records compensation expense for non-employee stock options based on the estimated fair value of the options as of the earlier of (1) the date at which a commitment for performance by the non-employee to earn the stock option is reached or (2) the date at which the non-employee's performance is complete, using the Black-Scholes-Merton option pricing formula with the assumptions included in the table below. The Company uses historical data to determine the exercise behavior, volatility and forfeiture rate of the options.

The following weighted-average assumptions were used to estimate the fair value of options granted during:

	2022	2021	2020
Dividend yield	0.0 %	0.0 %	0.0 %
Expected volatility	27.7 %	28.9 %	30.4 %
Risk-free interest rate	2.15 %	0.85 %	0.70 %
Expected term	6.1 Years	5.8 Years	5.8 Years

Expected Volatility: The Company uses historical volatility as it provides a reasonable estimate of the expected volatility. Historical volatility is based on the most recent volatility of the stock price over a period of time equivalent to the expected term of the option.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. treasury zero-coupon yield curve in effect at the time of grant for the expected term of the option.

Expected Term: The Company's expected term represents the weighted-average period that the Company's stock options are expected to be outstanding. The expected term is based on expected time to post-vesting exercise of options by employees. The Company uses historical exercise patterns of previously granted options to derive employee behavioral patterns used to forecast expected exercise patterns.

The following table summarizes the Company's activities with respect to its stock option plans as follows:

Options	Number of Shares (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	13,860	$ 48.19	5.1	$ 663,148
Granted 01/01/22 - 03/31/22	2,489	$ 73.96		
Granted 04/01/22 - 06/30/22	8	$ 88.05		
Granted 07/01/22 - 09/30/22	34	$ 95.72		
Granted 10/01/22 - 12/31/22	32	$ 91.10		
Exercised	(1,411)	$ 45.37		
Cancelled or forfeited	(157)	$ 72.15		
Outstanding at December 31, 2022	14,855	$ 52.75	5.0	$ 724,651
Vested and expected to vest in the future at December 31, 2022	14,509	$ 52.22	4.9	$ 715,462
Exercisable at December 31, 2022	9,764	$ 42.81	3.4	$ 573,325

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2022:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices ($)	Number Outstanding (In Thousands)	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price ($)		Number Exercisable (In Thousands)	Weighted Average Exercise Price ($)
$ 15.71 - $ 36.05	2,768	0.8	$ 20.75		2,768	$ 20.75
$ 37.10 - $ 43.99	1,751	3.3	$ 43.43		1,751	$ 43.43
$ 44.92 - $ 46.27	2,189	3.2	$ 45.60		2,189	$ 45.60
$ 48.11 - $ 57.95	529	5.5	$ 53.29		313	$ 52.96
$ 58.73 - $ 58.73	1,818	5.2	$ 58.73		1,310	$ 58.73
$ 58.77 - $ 62.39	2,247	6.6	$ 60.80		1,252	$ 60.53
$ 62.92 - $ 67.42	43	6.1	$ 64.19		26	$ 63.46
$ 73.23 - $ 73.23	2,263	9.2	$ 73.23		—	$ —
$ 77.92 - $ 97.80	1,237	8.4	$ 88.32		155	$ 89.02
$ 98.49 - $ 98.49	10	9.6	$ 98.49		—	$ —
	14,855	5.0	$ 52.75		9,764	$ 42.81

The weighted-average grant-date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $23.47 per share, $25.80 per share and $18.82 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $68.2 million, $51.2 million and $68.8 million, respectively.

Cash received from option exercises under all plans for the years ended December 31, 2022, 2021 and 2020 was $64.0 million, $45.7 million and $72.9 million, respectively.

At December 31, 2022, there was $69.5 million of total unrecognized compensation expense related to non-vested options granted to employees under the Company's share-based payment plans. That cost is expected to be recognized over a weighted-average period of 2.7 years.

Restricted Stock Units and Performance Share Units

The cost of stock-based compensation for restricted stock units and performance share units is measured based on the closing fair market value of the Company's common stock at the date of grant. In the event that the Company has the option and intent to settle a restricted stock unit or performance share unit in cash, the award is classified as a liability and revalued at each balance sheet date.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

The following table summarizes the Company's activities with respect to non-vested restricted stock units and performance share units as follows:

	Number of Shares (in thousands)		Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2022	910	$	69.02
Granted 01/01/22 - 03/31/22[1]	484	$	71.88
Granted 04/01/22 - 06/30/22	15	$	87.52
Granted 07/01/22 - 09/30/22	6	$	95.17
Granted 10/01/22 - 12/31/22	1	$	90.29
Vested	(389)	$	64.59
Forfeited/cancelled	(14)	$	68.27
Non-vested at December 31, 2022	1,013	$	72.54

[1]The grant activity for performance share units is recorded based on the target performance level earning 100% of target performance share units. The actual number of performance share units earned could range from 0% to 200% of target depending on the achievement of pre-established performance goals.

The weighted-average grant-date fair value of restricted stock units and/or performance share units granted during the years ended December 31, 2022, 2021 and 2020 was $74.26, $89.12 and $62.97 per share, respectively. As of December 31, 2022, 1.0 million of restricted stock units and performance share units are expected to vest.

At December 31, 2022, total unrecognized compensation expense relating to non-vested restricted stock units and performance share units was $36.7 million, which is expected to be recognized over a weighted-average period of 1.7 years.

Other Share-Based Awards

The Company has granted other share-based awards to certain employees that are payable in cash. These awards are classified as liabilities and are valued based on the fair value of the award at the grant date and are remeasured at each reporting date until settlement, with compensation expense being recognized in proportion to the completed requisite service period up until date of settlement. At December 31, 2022, other share-based awards outstanding included grants that vest over three years payable in the first quarters of 2023, 2024 and 2025.

At December 31, 2022, there was $0.1 million of total unrecognized compensation expense related to nonvested other share-based awards granted to employees under the Company's stock-based compensation plans. That cost is expected to be recognized over a weighted-average period of 1.0 years.

Employee and Non-Employee Share-Based Compensation Expense

The table below shows the amounts recognized in the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 for share-based compensation related to employees and non-employees. Employee and non-employee share-based compensation expense of $64.1 million for the year ended December 31, 2022 is comprised of $9.4 million relating to incentive stock options, $0.7 million relating to other share-based awards and $54.0 million relating to non-qualified stock options, restricted stock units and performance share units. Employee and non-employee share-based compensation expense of $70.5 million for the year ended December 31, 2021 is comprised of $8.3 million relating to incentive stock options, $1.6 million relating to other share-based awards and $60.6 million relating to non-qualified stock options, restricted stock units and performance share units. Employee and non-employee share-based compensation expense of $70.3 million for the year ended December 31, 2020 is comprised of $9.4 million relating to incentive stock options, $2.7 million relating to other share-based awards and $58.2 million relating to non-qualified stock options, restricted stock units and performance share units.

(Tabular Dollars in Thousands, Except Per Share Amounts)

	2022	2021	2020
Operating expenses	$ 64,109	$ 70,483	$ 70,289
Total employee and non-employee share-based compensation expense included in income, before income tax	64,109	70,483	70,289
Less: Amount of income tax benefit recognized in earnings	(13,175)	(14,228)	(15,499)
Amount charged against net income	$ 50,934	$ 56,255	$ 54,790

17. INCOME TAXES

The Company evaluated the various provisions of the Tax Reform Act, including, the global intangible low-taxed income ("GILTI") and the foreign derived intangible income provisions. The Company will treat any U.S. tax on foreign earnings under GILTI as a current period expense when incurred.

The Company currently considers the earnings of its foreign entities (excluding Japan) to be permanently reinvested outside the United States based on estimates that future domestic cash generation will be sufficient to meet future domestic cash needs. Accordingly, deferred income taxes have not been recorded for the undistributed earnings of the Company's foreign subsidiaries excluding Japan. Deferred income taxes have not been recorded for Japan, as any federal, state, or foreign withholding taxes associated with the repatriation of those earnings would be immaterial.

The domestic and foreign components of the Company's income before provision for income taxes are as follows:

	Year Ended December 31,		
	2022	2021	2020
Domestic*	$ 1,327,459	$ 1,431,797	$ 1,374,402
Foreign*	244,505	369,622	251,755
Income before provision for income taxes	$ 1,571,964	$ 1,801,419	$ 1,626,157

**After intercompany royalties, management fees and interest charges from the Company's domestic to foreign entities of $85.0 million, $61.1 million and $54.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.*

Components of the provision for income taxes are as follows:

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 247,482	$ 273,115	$ 259,073
State	47,255	44,990	43,704
Foreign	37,421	89,410	70,658
	332,158	407,515	373,435
Deferred:			
Federal	19,111	14,750	11,401
State	258	4,689	4,709
Foreign	26,084	5,092	(167,595)
	45,453	24,531	(151,485)
Valuation allowance	2,729	(8,102)	(5,387)
	$ 380,340	$ 423,944	$ 216,563

(Tabular Dollars in Thousands, Except Per Share Amounts)

A reconciliation of the total provision for income taxes after applying the U.S. federal statutory rate of 21% to income before provision for income taxes to the reported provision for income taxes are as follows for the years ended:

	Year Ended December 31,		
	2022	2021	2020
U.S. Federal tax expense at statutory rates	$ 330,113	$ 378,298	$ 341,493
State income taxes, net of federal tax benefit	35,848	38,894	37,478
Permanent differences	(5,450)	(4,168)	(1,064)
Stock based compensation	3,571	2,790	1,097
Intra-company transfer benefit	—	—	(165,075)
Other	1,371	(649)	(7,388)
Foreign rate differential	12,158	16,881	15,409
Valuation allowance	2,729	(8,102)	(5,387)
	$ 380,340	$ 423,944	$ 216,563

Major components of the Company's deferred tax assets (liabilities) at December 31, 2022 and 2021 are as follows:

	2022	2021
Deferred Tax Assets:		
Reserve for sales returns	$ 2,262	$ 889
Reserve for inventory obsolescence	4,651	3,643
Reserve for marketing development fund	7,487	8,951
Capitalization of inventory costs	6,537	2,533
State franchise tax - current	2,339	2,493
Accrued compensation	10,499	2,854
Accrued other liabilities	1,820	4,634
Deferred revenue	63,196	68,557
Stock-based compensation	25,526	24,635
Foreign net operating loss carryforward	19,896	14,507
Prepaid supplies	7,901	6,317
Termination payments	52,466	58,042
Operating lease liabilities	5,739	4,711
Intangibles	33,603	72,666
Impairment-trademarks and others	2,567	2,047
Other deferred tax assets	33,209	33,013
Total gross deferred tax assets	$ 279,698	$ 310,492
Deferred Tax Liabilities:		
Amortization of trademarks	$ (39,237)	$ (41,517)
State franchise tax - deferred	(5,503)	(5,505)
Operating lease ROU assets	(5,739)	(4,711)
Other deferred tax liabilities	(5)	(618)
Depreciation	(22,433)	(5,907)
Total gross deferred tax liabilities	(72,917)	(58,258)
Valuation Allowance	(29,742)	(27,013)
Net deferred tax assets	$ 177,039	$ 225,221

(Tabular Dollars in Thousands, Except Per Share Amounts)

During the years ended December 31, 2022, 2021 and 2020, the Company established full valuation allowances against certain deferred tax assets, resulting from cumulative net operating losses incurred by certain foreign subsidiaries of the Company. The effect of the valuation allowances and the subsequent related impact on the Company's overall tax rate was to increase the Company's provision for income taxes by $2.7 million for the year ended December 31, 2022, decrease the Company's provision for income taxes by $8.1 million for the year ended December 31, 2021 and decrease the Company's provision for income taxes by $5.4 million for the year ended December 31, 2020. At December 31, 2022, the Company had net operating loss carryforwards of approximately $92.1 million. Of this amount, $78.8 million may be carried forward indefinitely. The remaining $13.3 million of net operating loss carryforwards will begin to expire in 2023.

In October 2020, the Company completed an intra-entity transfer of intangible assets between certain of the Company's foreign subsidiaries to better align its international structure with its expanding operations. The transfer resulted in a step-up of the tax-deductible basis in the transferred assets in a foreign jurisdiction, and created a temporary difference between the tax basis and book basis for such intangible assets. The Company recognized deferred tax assets of approximately $165.1 million, with a corresponding reduction to the provision for income taxes during the fourth quarter of 2020 in its consolidated financial statements. The tax deductions for the amortization of the deferred tax assets will be recognized in the future and any amortization not deducted for tax purposes will be carried forward indefinitely. The tax impact on the foreign subsidiary transferor was not material.

The following is a roll-forward of the Company's total gross unrecognized tax benefits, not including interest and penalties, for the years ended December 31, 2022, 2021 and 2020:

	Gross Unrecognized Tax Benefits	
Balance at December 31, 2019	$	2,993
Additions for tax positions related to the current year		—
Additions for tax positions related to the prior year		—
Decreases for tax positions related to prior years		(2,251)
Balance at December 31, 2020	$	742
Additions for tax positions related to the current year		—
Additions for tax positions related to the prior year		—
Decreases for tax positions related to prior years		(742)
Balance at December 31, 2021	$	—
Additions for tax positions related to the current year		—
Additions for tax positions related to the prior year		3,020
Decreases for tax positions related to prior years		—
Balance at December 31, 2022	$	3,020

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Company's consolidated financial statements. As of December 31, 2022, the Company had accrued approximately $0.4 million in interest and penalties related to unrecognized tax benefits. If the Company were to prevail on all uncertain tax positions, it would not have a significant impact on the Company's effective tax rate.

It is expected that any change in the amount of unrecognized tax benefit change within the next 12 months will not be significant.

The Company is subject to U.S. federal income tax as well as to income tax in multiple state and foreign jurisdictions.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Dollars in Thousands, Except Per Share Amounts)

The Company is in various stages of examination with certain states and certain foreign jurisdictions, including the United Kingdom and Ireland. The Company's 2019 through 2021 U.S. federal income tax returns are subject to examination by the IRS. The Company's state income tax returns are subject to examination for the 2018 through 2021 tax years.

18. EARNINGS PER SHARE

A reconciliation of the weighted average shares used in the basic and diluted earnings per common share computations for the years ended December 31, 2022, 2021 and 2020 is presented below:

	2022	2021	2020
Weighted-average shares outstanding:			
Basic	526,779	528,763	529,639
Dilutive securities	6,442	6,876	5,168
Diluted	533,221	535,639	534,807

For the years ended December 31, 2022, 2021 and 2020, options and awards outstanding totaling 3.0 million shares, 0.8 million shares and 1.8 million shares, respectively, were excluded from the calculations as their effect would have been antidilutive.

19. EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the Monster Beverage Corporation 401(k) Plan, a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute into a traditional plan with pretax salary or into a Roth plan with after tax salary up to statutory limits. The Company contributes 50% of the employee contribution, up to 8% of each employee's earnings, which vest over four years (2 years of service = 50%, 3 years of service = 75%, 4 years of service = 100%). Matching contributions were $6.9 million, $5.5 million and $4.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

20. SEGMENT INFORMATION

The Company has four operating and reportable segments: (i) Monster Energy® Drinks segment, which is primarily comprised of the Company's Monster Energy® drinks, Reign Total Body Fuel® high performance energy drinks, Monster® Tour Water™ and True North® Pure Energy Seltzers, (ii) Strategic Brands segment, which is primarily comprised of the various energy drink brands acquired from TCCC in 2015 as well as the Company's affordable energy brands, (iii) Alcohol Brands segment, which is primarily comprised of the various craft beers and hard seltzers purchased as part of the CANarchy Transaction on February 17, 2022 as well as The Beast Unleashed™ FMBs and (iv) Other segment, which is comprised of the AFF Third-Party Products.

The Company's Monster Energy® Drinks segment primarily generates net operating revenues by selling ready-to-drink packaged drinks primarily to bottlers/distributors. In some cases, the Company sells ready-to-drink packaged drinks directly to retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, drug stores, foodservice customers, value stores, e-commerce retailers and the military.

The Company's Strategic Brands segment primarily generates net operating revenues by selling "concentrates" and/or "beverage bases" to authorized bottling and canning operations. Such bottlers generally combine the concentrates and/or beverage bases with sweeteners, water and other ingredients to produce ready-to-drink packaged energy drinks. The ready-to-drink packaged energy drinks are then sold by such bottlers to other bottlers/distributors and to retail grocery and specialty chains, wholesalers, club stores, mass merchandisers, convenience chains, foodservice customers, drug stores, value stores, e-commerce retailers and the military. To a

(Tabular Dollars in Thousands, Except Per Share Amounts)

lesser extent, the Strategic Brands segment generates net operating revenues by selling certain ready-to-drink packaged energy drinks to bottlers/distributors.

Generally, the Monster Energy® Drinks segment generates higher per case net operating revenues, but lower per case gross profit margin percentages than the Strategic Brands segment.

The Company's Alcohol Brands segment primarily generates operating revenues by selling kegged and ready-to-drink canned beers, hard seltzers and FMBs primarily to beer distributors in the United States.

Generally, the Alcohol Brands segment will have lower gross profit margin percentages than the Monster Energy® Drinks segment.

Corporate and unallocated amounts that do not relate to a reportable segment have been allocated to "Corporate & Unallocated." No asset information, other than goodwill and other intangible assets, has been provided in the Company's reportable segments, as management does not measure or allocate such assets on a segment basis.

The net revenues derived from the Company's reportable segments and other financial information related thereto for the years ended December 31 are as follows:

	2022	2021	2020
Net sales:			
Monster Energy® Drinks[1]	$ 5,833,211	$ 5,220,673	$ 4,305,246
Strategic Brands	353,490	294,762	266,354
Alcohol Brands[2]	101,405	—	—
Other	22,944	25,917	27,038
Corporate and unallocated	—	—	—
	$ 6,311,050	$ 5,541,352	$ 4,598,638

	2022	2021	2020
Operating Income:			
Monster Energy® Drinks[1]	$ 1,850,053	$ 1,990,785	$ 1,820,346
Strategic Brands	197,709	173,660	155,047
Alcohol Brands[2]	(31,502)	—	—
Other	3,040	6,935	5,930
Corporate and unallocated	(434,579)	(373,913)	(348,170)
	$ 1,584,721	$ 1,797,467	$ 1,633,153

	2022	2021	2020
Income before tax:			
Monster Energy® Drinks[1]	$ 1,853,011	$ 1,992,185	$ 1,820,625
Strategic Brands	197,843	173,739	155,047
Alcohol Brands[2]	(31,772)	—	—
Other	3,041	6,935	5,933
Corporate and unallocated	(450,159)	(371,440)	(355,448)
	$ 1,571,964	$ 1,801,419	$ 1,626,157

(1) Includes $40.0 million, $41.5 million and $42.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to the recognition of deferred revenue.
(2) Effectively from February 17, 2022 to December 31, 2022.

(Tabular Dollars in Thousands, Except Per Share Amounts)

	2022	2021	2020
Depreciation and amortization:			
Monster Energy® Drinks	$ 31,957	$ 34,532	$ 38,277
Strategic Brands	924	1,085	4,178
Alcohol Brands	13,440	—	—
Other	4,461	4,485	4,631
Corporate and unallocated	10,459	10,053	9,944
	$ 61,241	$ 50,155	$ 57,030

Corporate and unallocated expenses were $434.6 million for the year ended December 31, 2022 and included $278.7 million of payroll costs, of which $63.1 million was attributable to stock-based compensation expense (See Note 16, "Stock-Based Compensation"), $87.1 million of professional service expenses, including accounting and legal costs, $10.5 million of insurance costs and $58.3 million of other operating expenses.

Corporate and unallocated expenses were $373.9 million for the year ended December 31, 2021 and included $258.6 million of payroll costs, of which $70.3 million was attributable to stock-based compensation expense (See Note 16, "Stock-Based Compensation"), $77.9 million of professional service expenses, including accounting and legal costs, $9.3 million of insurance costs and $28.1 million of other operating expenses.

Corporate and unallocated expenses were $348.2 million for the year ended December 31, 2020 and included $234.1 million of payroll costs, of which $69.9 million was attributable to stock-based compensation expense (See Note 16, "Stock-Based Compensation"), $67.6 million of professional service expenses, including accounting and legal costs, $7.5 million of insurance costs and $39.0 million of other operating expenses.

Coca-Cola Consolidated, Inc. accounted for approximately 11%, 12% and 12% of the Company's net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Reyes Coca-Cola Bottling, LLC accounted for approximately 9%, 10% and 11% of the Company's net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Coca-Cola Europacific Partners accounted for approximately 13%, 12% and 10% of the Company's net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Net sales to customers outside the United States amounted to $2.36 billion, $2.04 billion and $1.51 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Such sales were approximately 37%, 37% and 33% of net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Goodwill and other intangible assets for the Company's reportable segments as of December 31, 2022 and 2021 are as follows:

	2022	2021
Goodwill and other intangible assets:		
Monster Energy® Drinks	$ 1,424,212	$ 1,420,503
Strategic Brands	979,896	978,032
Alcohol Brands	233,140	—
Other	1,103	5,494
Corporate and unallocated	—	—
	$ 2,638,351	$ 2,404,029

(Tabular Dollars in Thousands, Except Per Share Amounts)

21. RELATED PARTY TRANSACTIONS

TCCC controls approximately 19.6% of the voting interests of the Company. The TCCC Subsidiaries, the TCCC Related Parties and certain TCCC independent bottlers, purchase and distribute the Company's products in domestic and certain international markets. The Company also pays TCCC a commission based on certain sales within the TCCC distribution network.

TCCC commissions, based on sales to the TCCC Subsidiaries and the TCCC Related Parties, for the year ended December 31, 2022 were $49.3 million, and are included as a reduction to net sales. TCCC commissions, based on sales to the TCCC Independent Bottlers for the year ended December 31, 2022 were $30.7 million, and are included in operating expenses in the consolidated statements of income.

TCCC commissions, based on sales to the TCCC Subsidiaries and the TCCC Related Parties, for the year ended December 31, 2021 were $77.5 million, and are included as a reduction to net sales. TCCC commissions, based on sales to the TCCC Independent Bottlers for the year ended December 31, 2021 were $28.7 million, and are included in operating expenses in the consolidated statements of income.

TCCC commissions, based on sales to the TCCC Subsidiaries and the TCCC Related Parties, for the year ended December 31, 2020 were $56.5 million, and are included as a reduction to net sales. TCCC commissions, based on sales to the TCCC Independent Bottlers for the year ended December 31, 2020 were $21.4 million, and are included in operating expenses in the consolidated statements of income.

Net sales to the TCCC Subsidiaries for the years ended December 31, 2022, 2021 and 2020 were $129.4 million, $120.4 million and $83.3 million, respectively.

The Company also purchases concentrates from TCCC which are then sold to certain of the Company's bottlers/distributors. Concentrate purchases from TCCC were $27.1 million, $27.2 million and $23.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Certain TCCC Subsidiaries also contract manufacture certain of the Company's energy drinks. Such contract manufacturing expenses were $30.6 million, $31.5 million and $17.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Accounts receivable, accounts payable, accrued promotional allowances and accrued liabilities related to the TCCC Subsidiaries are as follows at:

	December 31, 2022	December 31, 2021
Accounts receivable, net	$ 88,169	$ 94,647
Accounts payable	$ (35,467)	$ (35,248)
Accrued promotional allowances	$ (11,222)	$ (4,536)
Accrued liabilities	$ (14,733)	$ (26,616)

One director of the Company through certain trusts, and a family member of one director are principal owners of a company that provides promotional materials to the Company. Expenses incurred with such company in connection with promotional materials purchased during the years ended December 31, 2022, 2021 and 2020 were $6.0 million, $3.6 million and $2.1 million, respectively.

During the year ended December 31, 2022, the Company occasionally chartered a private aircraft that is indirectly owned by Mr. Rodney C. Sacks, Co-Chief Executive Officer and Chairman of the Board of Directors.

(Tabular Dollars in Thousands, Except Per Share Amounts)

On certain occasions, Mr. Sacks was accompanied by guests and other Company personnel when using such aircraft for business travel. During the year ended December 31, 2022, the Company incurred costs of $0.08 million, amounts the Company believes are commensurate with market rates for comparable travel.

In December 2018, the Company and a director of the Company entered into a 50-50 partnership that purchased land, and real property thereon, in Kona, Hawaii for the purpose of producing coffee products. This partnership meets the definition of a Variable Interest Entity ("VIE") for which the Company has determined that it is the primary beneficiary. Therefore, the Company consolidates the VIE in the accompanying consolidated financial statements. The aggregate carrying values of the VIE's assets and liabilities, after elimination of any intercompany transactions and balances, as well as the results of operations for all periods presented, are not material to the Company's consolidated financial statements.

22. SUBSEQUENT EVENTS

On February 28, 2023, the Company announced that its Board of Directors has approved and declared a 2-for-1 split of its common stock that will be effected in the form of a 100% stock dividend. Each stockholder of record on March 13, 2023 will receive a dividend of one additional share of common stock for each then-held share, to be distributed after close of trading on March 27, 2023. The Company anticipates its common stock to begin trading at the split-adjusted price on March 28, 2023.

MONSTER BEVERAGE CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Dollars in Thousands)

Description	Balance at beginning of period	Charged to cost and expenses	Deductions	Balance at end of period
Allowance for doubtful accounts, sales returns and cash discounts:				
2022	$ 4,676	$ 23,177	$ (17,393)	$ 10,460
2021	$ 1,878	$ 14,799	$ (12,001)	$ 4,676
2020	$ 2,045	$ 9,664	$ (9,831)	$ 1,878
Allowance on Deferred Tax Assets and Unrecognized Tax Benefits:				
2022	$ 27,013	$ 6,153	$ —	$ 33,166
2021	$ 35,993	$ (8,980)	$ —	$ 27,013
2020	$ 43,853	$ (7,860)	$ —	$ 35,993

Notes

Notes

BOARD OF DIRECTORS

RODNEY C. SACKS
Chairman of the Board and
Co-Chief Executive Officer

HILTON H. SCHLOSBERG
Vice Chairman of the Board and
Co-Chief Executive Officer

ANA DEMEL
Director, Chair of Board of Directors,
Pro Mujer, Inc.

JAMES L. DINKINS
Director, Former SVP and Senior
Advisor of The Coca-Cola Company and
Chief Executive Officer of The
Honey Baked Ham Company, LLC

GARY P. FAYARD
Director, Former Executive Vice President and
Chief Financial Officer, The Coca-Cola Company

MARK J. HALL
Director, Former President, Monster Beverage
Division and Former Chief Marketing Officer,
Monster Energy Company

TIFFANY M. HALL
Director, SVP and Chief of Staff to the CEO,
Mastercard Incorporated

JEANNE P. JACKSON
Director, Chief Executive Officer, MSP Capital

STEVEN G. PIZULA
Director, Former Partner, Deloitte & Touche LLP

MARK S. VIDERGAUZ
Lead Independent Director,
Chief Executive Officer, The Sage Group, LLC

EXECUTIVE OFFICERS

GUY P. CARLING
President, EMEA

THOMAS J. KELLY
Chief Financial Officer

EMELIE C. TIRRE
President, Americas

REGISTRAR AND TRANSFER AGENT
American Stock Transfer & Trust Company
Brooklyn, New York

INDEPENDENT AUDITORS
Deloitte & Touche LLP*
Costa Mesa, California

Ernst & Young LLP**
Irvine, California

*For the year ended December 31, 2022.
**For the year ending December 31, 2023.

COMMON STOCK
The Company's common stock is traded on the Nasdaq Global Select Market under the symbol MNST.

FORM 10-K
Interested stockholders may obtain, without charge, a copy of the Company's Form 10-K as filed with the Securities and Exchange Commission, upon written request to the Company's corporate offices.

MUSIC



BUN B



FIVE FINGER DEATH PUNCH



JONATHAN DAVIS



COLE SWINDELL

GAMING





GEN. G





TEAM LIQUID





ZETA DIVISION



MONSTER ENERGY
MONSTER ENERGY ZERO SUGAR
COSMIC PEACH
MONSTER ENERGY NITRO
RESERVE
KIWI STRAWBERRY
ZERO SUGAR
MONSTER ENERGY ZERO ULTRA
ULTRA STRAWBERRY DREAMS
JUICE MONSTER ENERGY + JUICE
MEAN BEAN
JAVA MONSTER COFFEE + ENERGY
CAFÉ LATTE
JAVA MONSTER COFFEE + ENERGY
RECOVER
Rehab MONSTER
WILD BERRY TEA
BCAA AMINOS
REIGN
TOTAL BODY FUEL
TROPICAL STORM
REIGN STORM
VALENCIA ORANGE
NOS
ORIGINAL
Full Throttle
ORIGINAL
BURN
ENERGY DRINK
ORIGIN
Relentless
ENERGY DRINK
ORIGINAL
Mother
ENERGY DRINK
nalu
LOW CALORIE
POWER play
ORIGINAL
ultra
FURY
LIVE PLUS
ENERGY DRINK
FURY
GOLD STRIKE
PREDATOR
ENERGY
PREDATOR
BEAST
HARD 6.0%
MEAN GREEN
TOUR WATER
TOUR WATER

MONSTER®
BEVERAGE CORPORATION

1 Monster Way, Corona, CA 92879
tel: 951.739.6200 fax: 951.739.6210



WWW.MONSTERBEVCORP.COM